Exhibit 2.1

EXECUTION COPY

AGREEMENT AND PLAN OF MERGER

by and among

DUKE ENERGY CORPORATION,

DIAMOND ACQUISITION CORPORATION

and

PROGRESS ENERGY, INC.

Dated as of January 8, 2011

TABLE OF CONTENTS

		Page
ARTICLE I
THE MERGER
Section 1.01	The Merger	1
Section 1.02	Closing	1
Section 1.03	Effective Time of the Merger	2
Section 1.04	Effects of the Merger	2
Section 1.05	Articles of Incorporation and By-laws of the Surviving Corporation	2
Section 1.06	Directors and Officers of the Surviving Corporation	2
Section 1.07	Post-Merger Operations	2
Section 1.08	Transition Committee	4

ARTICLE II
CONVERSION OF SHARES; EXCHANGE OF CERTIFICATES

Section 2.01	Effect on Capital Stock	4
Section 2.02	Exchange of Certificates	5

ARTICLE III
REPRESENTATIONS AND WARRANTIES

Section 3.01	Representations and Warranties of Progress	9
Section 3.02	Representations and Warranties of Duke and Merger Sub	26

ARTICLE IV
COVENANTS

Section 4.01	Covenants of Progress	40
Section 4.02	Covenants of Duke	45
Section 4.03	No Solicitation by Progress	50
Section 4.04	No Solicitation by Duke	53
Section 4.05	Other Actions	56
Section 4.06	Coordination of Dividends	56

ARTICLE V
ADDITIONAL AGREEMENTS

Section 5.01	Preparation of the Form S-4 and the Joint Proxy Statement; Shareholders Meetings	57
Section 5.02	Letters of Duke’s Accountants	58
Section 5.03	Letters of Progress’s Accountants	59
Section 5.04	Access to Information; Effect of Review	59
Section 5.05	Regulatory Matters; Reasonable Best Efforts	60

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-ii-

DEFINED TERMS INDEX

Location of Definition

2005 Act	3.01(b)
affiliate	8.03(a)
Agreement	Preamble
Anti-Bribery Laws	3.01(x)
Applicable PSCs	3.01(d)
Articles of Merger	1.03
Atomic Energy Act	3.01(d)
Burdensome Effect	5.05(b)
capital stock	8.03(b)
Certificates	2.02(b)
Closing	1.02
Closing Date	1.02
Code	Recitals
Common Shares Trust	2.02(e)
Confidentiality Agreement	4.03(a)
Consents	3.01(d)
Continuation Period	5.07(c)
Contract	8.03(c)
control	8.03(a)
Controlled Group Liability	3.01(l)
DOE	3.01(e)
Duke	Preamble
Duke Acquisition Agreement	4.04(b)
Duke Applicable Period	4.04(a)
Duke CEO	1.07(b)
Duke Charter Amendment	5.01(c)
Duke Common Stock	3.02(b)
Duke Disclosure Letter	3.02
Duke Employee Benefit Plan	3.02(l)
Duke Employee Stock Option Plans	3.02(b)
Duke Employee Stock Options	3.02(b)
Duke Financial Statements	3.02(e)
Duke Joint Venture	3.01(a)
Duke Material Business	4.04(a)
Duke Material Contract	3.02(w)
Duke Nuclear Facilities	3.02(o)
Duke Performance Shares	3.02(b)
Duke Phantom Stock Units	3.02(b)
Duke Required Statutory Approvals	3.02(d)

Location of Definition

Duke Risk Management Guidelines	3.02(v)
Duke SEC Reports	3.02(e)
Duke Share Issuance	3.02(p)
Duke Shareholder Approval	3.02(p)
Duke Shareholders Meeting	5.01(c)
Duke Superior Proposal	4.04(b)
Duke Takeover Proposal	4.04(a)
Duke Termination Fee	5.09(c)
Duke Voting Debt	3.02(b)
Effective Time	1.03
Environmental Claim	3.01(n)
Environmental Laws	3.01(n)
Environmental Permits	3.01(n)
ERISA	3.01(l)
Excess Shares	2.02(e)
Exchange Act	3.01(d)
Exchange Agent	2.02(a)
Exchange Fund	2.02(a)
Exchange Ratio	2.01(b)
FCC	3.01(d)
FCC Pre-Approvals	3.01(d)
FERC	3.01(d)
Final Order	6.01(d)
Final Order Waiting Period	6.01(d)
Form S-4	3.01(d)
FPSC	3.01(d)
GAAP	3.01(e)
Governmental Authority	3.01(d)
Hazardous Materials	3.01(n)
HSR Act	3.01(d)
Initial Termination Date	7.01(b)
Injured Party	7.02(a)
IURC	3.01(d)
Joint Proxy Statement	3.01(d)
Joint Venture	3.01(a)
knowledge	8.03(g)
KPSC	3.01(d)
laws	3.01(d)
Lien	3.01(b)
material adverse effect	8.03(d)

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Merger	Recitals
Merger Consideration	2.01(b)
Merger Sub	Preamble
NCBCA	1.01
NCUC	3.01(d)
Net Duke Position	3.02(v)
New Plans	5.07(b)
Newco Employees	5.07(a)
NLRB	3.01(m)
NRC	3.01(d)
NYSE	2.02(e)
Options	3.01(b)
orders	3.01(d)
Other Duke Equity Awards	4.02(d)
Other Progress Adjusted Equity Awards	5.06(a)
Other Progress Equity Awards	4.01(d)
Permits	3.01(j)
person	8.03(e)
Plan	3.01(l)
Power Act	3.01(d)
Progress	Preamble
Progress Acquisition Agreement	4.03(b)
Progress Adjusted Option	5.06(a)
Progress Adjusted Performance Shares	5.06(a)
Progress Adjusted Restricted Stock	5.06(a)
Progress Adjusted Restricted Stock Units	5.06(a)
Progress Applicable Period	4.03(a)
Progress CEO	1.07(b)
Progress CIC Plan	5.07(d)
Progress Common Stock	3.01(b)
Progress Disclosure Letter	3.01
Progress Employee Benefit Plan	3.01(l)
Progress Employee Stock Option Plans	3.01(b)

Progress Employee Stock Options	3.01(b)
Progress Financial Statements	3.01(e)
Progress Indemnified Parties	5.08(c)
Progress Joint Venture	3.01(a)
Progress Material Business	4.03(a)
Progress Material Contract	3.01(w)
Progress Nuclear Facilities	3.01(o)
Progress Performance Shares	3.01(b)
Progress Required Statutory Approvals	3.01(d)
Progress Restricted Stock	5.06(a)
Progress Restricted Stock Units	3.01(b)
Progress Risk Management Guidelines	3.01(v)
Progress SEC Reports	3.01(e)
Progress Shareholder Approval	3.01(p)
Progress Shareholders Meeting	5.01(b)
Progress Superior Proposal	4.03(b)
Progress Takeover Proposal	4.03(a)
Progress Termination Fee	5.09(b)
Progress Voting Debt	3.01(b)
PSCSC	3.01(d)
PUCO	3.01(d)
Release	3.01(n)
Restraints	6.01(b)
SEC	3.01(d)
Securities Act	3.01(e)
SERP	5.07(f)
shares of capital stock	8.03(b)
SOX	3.01(e)
Stock Plans	5.06(b)
subsidiary	8.03(f)
Surviving Corporation	1.01
Tax Return	3.01(k)
Taxes	3.01(k)
Treasury	3.01(l)
WARN Act	3.01(m)

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AGREEMENT AND PLAN OF MERGER, dated as of January 8, 2011 (this “Agreement”), by and among DUKE ENERGY CORPORATION, a Delaware corporation (“Duke”), DIAMOND ACQUISITION CORPORATION, a North Carolina corporation and a direct wholly-owned subsidiary of Duke (“Merger Sub”), and PROGRESS ENERGY, INC., a North Carolina corporation (“Progress”).

WHEREAS, the respective Boards of Directors of Duke and Merger Sub have approved this Agreement, and deem it advisable and in the best interests of their respective stockholders to consummate the merger of Merger Sub with and into Progress on the terms and conditions set forth herein (the “Merger”), and the Board of Directors of Duke has determined to recommend to the stockholders of Duke that they approve an amendment to the Amended and Restated Certificate of Incorporation of Duke providing for a reverse stock split and that they approve the issuance of shares of Duke Common Stock in connection with the Merger as set forth in this Agreement;

WHEREAS, the Board of Directors of Progress has adopted this Agreement, and deems it in the best interest of Progress to consummate the merger of Merger Sub with and into Progress on the terms and conditions set forth herein and has determined to recommend to the shareholders of Progress that they approve this Agreement and the Merger;

WHEREAS, Duke and Progress desire to make certain representations, warranties, covenants and agreements in connection with the Merger and the transactions contemplated by this Agreement and also to prescribe various conditions to the Merger; and

WHEREAS, for United States federal income tax purposes, it is intended that the Merger shall qualify as a reorganization under Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and this Agreement is intended to be, and is hereby, adopted as a plan of reorganization within the meaning of Section 368(a) of the Code.

NOW, THEREFORE, in consideration of the foregoing and of the representations, warranties, covenants and agreements contained in this Agreement, the parties agree as follows:

ARTICLE I

THE MERGER

Section 1.01. The Merger. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, Merger Sub shall be merged with and into Progress in accordance with the North Carolina Business Corporation Act (the “NCBCA”). At the Effective Time, the separate corporate existence of Merger Sub shall cease, and Progress shall be the surviving corporation in the Merger (the “Surviving Corporation”) and shall continue its corporate existence under the laws of the State of North Carolina and shall succeed to and assume all of the rights and obligations of Progress and Merger Sub in accordance with the NCBCA and shall become, as a result of the Merger, a direct wholly-owned subsidiary of Duke.

Section 1.02. Closing. Unless this Agreement shall have been terminated pursuant to Section 7.01, the closing of the Merger (the “Closing”) will take place at 10:00 a.m., local time, on a date to be specified by the parties (the “Closing Date”), which, subject to Section 4.06 of this Agreement, shall be no later than the second business day after satisfaction or waiver of the conditions set forth in Article VI (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver (to the extent permitted by applicable law) of such conditions at such time), unless another time or date is agreed to by the parties hereto. The Closing shall be held at such location as is agreed to by the parties hereto.

Section 1.03. Effective Time of the Merger. Subject to the provisions of this Agreement, as soon as practicable after 10:00 a.m., local time, on the Closing Date the parties thereto shall file articles of merger (the “Articles of Merger”) executed in accordance with, and containing such information as is required by, Section 55-11-05 of the NCBCA with the Secretary of State of the State of North Carolina and on or after the Closing Date shall make all other filings or recordings required under the NCBCA. The Merger shall become effective at such time as the Articles of Merger are duly filed with the Secretary of State of the State of North Carolina or at such later time as is specified in the Articles of Merger (the time the Merger becomes effective being hereinafter referred to as the “Effective Time”).

Section 1.04. Effects of the Merger. The Merger shall generally have the effects set forth in this Agreement and the applicable provisions of the NCBCA.

Section 1.05. Articles of Incorporation and By-laws of the Surviving Corporation.

(a) At the Effective Time, the articles of incorporation of Merger Sub as in effect immediately prior to the Effective Time shall be the articles of incorporation of the Surviving Corporation until thereafter amended in accordance with the provisions thereof and hereof and applicable Law, in each case consistent with the obligations set forth in Section 5.08.

(b) At the Effective Time, the by-laws of Merger Sub as in effect immediately prior to the Effective Time shall be the by-laws of the Surviving Corporation until thereafter amended in accordance with the provisions thereof and hereof and applicable Law, in each case consistent with the obligations set forth in Section 5.08.

Section 1.06. Directors and Officers of the Surviving Corporation.

(a) The directors of Merger Sub at the Effective Time shall, from and after the Effective Time, be the directors of the Surviving Corporation in the Merger until their successors have been duly elected or appointed and qualified, or their earlier death, resignation or removal.

(b) The officers of Progress at the Effective Time shall, from and after the Effective Time, be the initial officers of the Surviving Corporation until their successors have been duly elected or appointed and qualified, or their earlier death, resignation or removal.

Section 1.07. Post-Merger Operations.

(a) Board Matters. Duke shall take all necessary corporate action to cause the following to occur as of the Effective Time: (i) the number of directors constituting the Board of Directors of Duke shall be as set forth in Exhibit A hereto, with the identities of the Duke Designees (as defined in Exhibit A hereto) as set forth in Exhibit A hereto and the identities of the Progress Designees (as defined in Exhibit A hereto) as identified by Progress after the date hereof in accordance with the provisions of Exhibit A hereto, subject to such individuals’ ability and willingness to serve; (ii) the committees of the Board of Directors of Duke shall be as set forth in Exhibit A hereto, and the chairpersons of each such committee shall be designated in accordance with the provisions of Exhibit A hereto, subject to such individuals’ ability and willingness to serve; and (iii) the lead independent director of the Board of Directors of Duke shall be designated in accordance with the provisions of Exhibit A hereto, subject to such individual’s ability and willingness to serve. In the event any Duke Designee or any Progress Designee becomes unable or unwilling to serve as a director on the Board of Directors of Duke, or as a chairperson of a committee or as lead independent director, a replacement for such designee shall be determined in accordance with the provisions of Exhibit A hereto.

(b) Chairman of the Board; President and Chief Executive Officer; Executive Officers.

(i) Duke’s Board of Directors shall cause the current Chief Executive Officer of Progress (the “Progress CEO”) to be appointed as the President and Chief Executive Officer of Duke, and cause the current Chief Executive Officer of Duke (the “Duke CEO”) to be appointed as the Chairman of the Board of Directors of Duke, in each case, effective as of, and conditioned upon the occurrence of, the Effective Time, and subject to such individuals’ ability and willingness to serve. The roles and responsibilities of such officers shall be as specified on Exhibit B to this Agreement. In the event that the Progress CEO is unwilling or unable to serve as the President and Chief Executive Officer of Duke as of the Effective Time, Progress and Duke shall confer and mutually designate a President and Chief Executive Officer of Duke, who shall be appointed by Duke in accordance with the Amended and Restated Certificate of Incorporation and Amended and Restated By-laws of Duke as in effect as of the Effective Time. In the event that the Duke CEO is unwilling or unable to serve as the Chairman of the Board of Directors of Duke as of the Effective Time, Progress and Duke shall confer and mutually designate a Chairman of the Board of Directors of Duke, who shall be appointed by Duke in accordance with the Amended and Restated Certificate of Incorporation and Amended and Restated By-laws of Duke as in effect as of the Effective Time.

(ii) The material terms of the Progress CEO’s employment with Duke as the President and Chief Executive Officer of Duke to be in effect as of the Effective Time are set forth on Exhibit C hereto. The parties shall use their commercially reasonable efforts to cause an employment agreement reflecting such terms to be executed by Duke and the Progress CEO as promptly as practicable after the date hereof, effective as of, and conditioned upon the occurrence of, the Effective Time.

(iii) The material terms of the Duke CEO’s employment with Duke as the Chairman of the Board of Directors of Duke to be in effect as of the Effective Time are set forth on Exhibit D hereto. The parties shall use their commercially reasonable efforts to cause an amendment to the employment agreement of the Duke CEO reflecting such amended terms to be executed by Duke and the Duke CEO as promptly as practicable after the date hereof, effective as of, and conditioned upon the occurrence of, the Effective Time.

(iv) Subject to such individuals’ ability and willingness to so serve, Duke shall take all necessary corporate action so that the individuals identified on Exhibit E and designated for the Duke senior executive officer positions specified on such Exhibit shall hold such officer positions as of the Effective Time. In the event that any such individual(s) is(are) unwilling or unable to serve in such officer position(s) as of the Effective Time, Progress and Duke shall confer and mutually appoint other individual(s) to serve in such officer position(s).

(c) Name, Headquarters and Operations. Following the Effective Time, Duke shall retain its current name, and shall maintain its headquarters and principal corporate offices in Charlotte, North Carolina, none of which shall change as a result of the Merger, and, taken together with its subsidiaries following the Effective Time, shall maintain substantial operations in Raleigh, North Carolina.

(d) Community Support. The parties agree that provision of charitable contributions and community support in their respective service areas serves a number of their important corporate goals. During the two-year period immediately following the Effective Time, Duke and its subsidiaries taken as a whole intend to continue to provide charitable contributions and community support within the service areas of the parties and each of their respective subsidiaries in each service area at levels substantially comparable to the levels of charitable contributions and community support provided, directly or indirectly, by Duke and Progress within their respective service areas prior to the Effective Time.

Section 1.08. Transition Committee. As promptly as practicable after the date hereof and to the extent permitted by applicable law, the parties shall create a special transition committee to oversee integration planning, including, to the extent permitted by applicable law, consulting with respect to operations and major regulatory decisions. This transition committee shall be co-chaired by the Progress CEO and the Duke CEO, and shall be composed of such chief executive officers and two other designees of Duke and two other designees of Progress.

ARTICLE II

CONVERSION OF SHARES; EXCHANGE OF CERTIFICATES

Section 2.01 Effect on Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of holders of any shares of Progress Common Stock or any capital stock of Merger Sub:

(a) Cancellation of Certain Progress Common Stock. Each share of Progress Common Stock that is owned by Progress (other than in a fiduciary capacity), Duke or Merger Sub shall automatically be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor.

(b) Conversion of Progress Common Stock. Subject to Sections 2.02(e) and 2.02(k), each issued and outstanding share of Progress Common Stock (other than shares to be canceled in accordance with Section 2.01(a)) shall be converted into the right to receive 2.6125 (the “Exchange Ratio”) fully paid and nonassessable shares of Duke Common Stock (such aggregate amount, the “Merger Consideration”). As of the Effective Time, all such shares of Progress Common Stock shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and each holder of a certificate representing any such shares of Progress Common Stock shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration as contemplated by this Section 2.01(b) (and cash in lieu of fractional shares of Duke Common Stock payable in accordance with Section 2.02(e)) to be issued or paid in consideration therefor upon the surrender of certificates in accordance with Section 2.02, without interest, and the right to receive dividends and other distributions in accordance with Section 2.02.

(c) Conversion of Merger Sub Common Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the holder thereof, each share of common stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation and shall constitute the only outstanding capital stock of the Surviving Corporation. From and after the Effective Time, all certificates representing the common stock of Merger Sub shall be deemed for all purposes to represent the number of shares of common stock of the Surviving Corporation into which they were converted in accordance with the immediately preceding sentence.

Section 2.02 Exchange of Certificates.

(a) Exchange Agent. Prior to the Effective Time, Duke shall enter into an agreement with such bank or trust company as may be mutually agreed by Duke and Progress (the “Exchange Agent”), which agreement shall provide that Duke shall deposit with the Exchange Agent at or prior to the Effective Time, for the benefit of the holders of shares of Progress Common Stock, for exchange in accordance with this Article II, through the Exchange Agent, certificates representing the shares of Duke Common Stock representing the Merger Consideration (or appropriate alternative arrangements shall be made by Duke if uncertificated shares of Duke Common Stock will be issued). Following the Effective Time, Duke shall make available to the Exchange Agent, from time to time as needed, cash sufficient to pay any dividends and other distributions pursuant to Section 2.02(c) (such shares of Duke Common Stock to be deposited, together with any dividends or distributions with respect thereto with a record date after the Effective Time, being hereinafter referred to as the “Exchange Fund”).

(b) Exchange Procedures. As soon as reasonably practicable after the Effective Time and in any event not later than the fifth Business Day following the Effective Time, Duke shall cause the Exchange Agent to mail to each holder of record of a certificate or certificates that immediately prior to the Effective Time represented outstanding shares of Progress Common Stock (the “Certificates”) whose shares were converted into the right to receive shares of Duke Common Stock pursuant to Section 2.01(b), (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent and shall be in such form and have such other provisions as Duke and Progress may reasonably specify) and (ii) instructions for use in surrendering the Certificates in exchange for certificates representing whole shares of Duke Common Stock (or appropriate alternative arrangements shall be made by Duke if uncertificated shares of Duke Common Stock will be issued), cash in lieu of fractional shares pursuant to Section 2.02(e) and any dividends or other distributions payable pursuant to Section 2.02(c). Upon surrender of a Certificate for cancellation to the Exchange Agent, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may reasonably be required by the Exchange Agent, the holder of such Certificate shall be entitled to receive in exchange therefor that number of whole shares of Duke Common Stock (which shall be in uncertificated book entry form unless a physical certificate is requested), that such holder has the right to receive pursuant to the provisions of this Article II, certain dividends or other distributions in accordance with Section 2.02(c) and cash in lieu of any fractional share of Duke Common Stock in accordance with Section 2.02(e), and the Certificate so surrendered shall forthwith be canceled. In the event of a transfer of ownership of Progress Common Stock that is not registered in the transfer records of Progress, the proper number of shares of Duke Common Stock may be issued to a person other than the person in whose name the Certificate so surrendered is registered if such Certificate shall be properly endorsed or otherwise be in proper form for transfer and the person requesting such issuance shall pay any transfer or other taxes required by reason of the issuance of shares of Duke Common Stock to a person other than the registered holder of such Certificate or establish to the satisfaction of Duke that such tax has been paid or is not applicable. Until surrendered as contemplated by this Section 2.02, each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the Merger Consideration, which the holder thereof has the right to receive in respect of such Certificate pursuant to the provisions of this Article II, certain dividends or other distributions in accordance with Section 2.02(c) and cash in lieu of any fractional share of Duke Common Stock, in accordance with Section 2.02(e). No interest shall be paid or will accrue on the Merger Consideration or any cash payable to holders of Certificates pursuant to the provisions of this Article II.

(c) Distributions with Respect to Unexchanged Shares. No dividends or other distributions with respect to Duke Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to the shares of Duke Common Stock issuable hereunder in respect thereof and no cash payment in lieu of fractional shares shall be paid to any such holder pursuant to Section 2.02(e), and all such dividends and other distributions shall be paid by Duke to the Exchange Agent and shall be included in the Exchange Fund, in each case until the surrender of such Certificate in accordance with this Article II. Subject to the effect of applicable escheat or similar laws, following surrender of any such Certificate there shall be paid to the recordholder thereof, (i) without interest, the number of whole shares of Duke Common Stock issuable in exchange therefor pursuant to this Article II, the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of Duke Common Stock and the amount of any cash payable in lieu of a fractional share of Duke Common Stock to which such holder is entitled pursuant to Section 2.02(e) and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to such surrender and with a payment date subsequent to such surrender payable with respect to such whole shares of Duke Common Stock.

(d) No Further Ownership Rights in Progress Common Stock; Closing of Transfer Books. All shares of Duke Common Stock issued upon the surrender for exchange of Certificates in accordance with the terms of this Article II (including any cash paid pursuant to this Article II) shall be deemed to have been issued (and paid) in full satisfaction of all rights pertaining to the shares of Progress Common Stock theretofore represented by such Certificates, subject, however, to Progress’s obligation to pay any dividends or make any other distributions with a record date prior to the Effective Time that may have been declared or made by Progress on such shares of Progress Common Stock that remain unpaid at the Effective Time. As of the Effective Time, the stock transfer books of Progress shall be closed, and there shall be no further registration of transfers on the stock transfer books of Progress of the shares of Progress Common Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to Progress, Duke or the Exchange Agent for any reason, they shall be canceled and exchanged as provided in this Article II, except as otherwise required by law.

(e) No Fractional Shares.

(i) No certificates or scrip representing fractional shares of Duke Common Stock shall be issued upon the surrender for exchange of Certificates, no dividend or distribution of Duke shall relate to such fractional share interests and such fractional share interests will not entitle the owner thereof to vote or to any rights of a shareholder of Duke but, in lieu thereof, each holder of such Certificate will be entitled to a cash payment in accordance with the provisions of this Section 2.02(e).

(ii) As promptly as practicable following the Effective Time, the Exchange Agent shall determine the excess of (A) the number of whole shares of Duke Common Stock delivered to the Exchange Agent by Duke pursuant to Section 2.02(a) representing the Merger Consideration over (B) the aggregate number of whole shares of Duke Common Stock to be distributed to former holders of Progress Common Stock pursuant to Section 2.02(b) (such excess being herein called the “Excess Shares”). Following the Effective Time, the Exchange Agent shall, on behalf of former shareholders of Progress, sell the Excess Shares at then-prevailing prices on the New York Stock Exchange, Inc. (“NYSE”), all in the manner provided in Section 2.02(e)(iii). The parties acknowledge that payment of the cash consideration in lieu of issuing fractional shares of Duke Common Stock was not separately bargained for consideration but merely represents a mechanical rounding off for purposes of avoiding the expense and inconvenience to Duke that would otherwise be caused by the issuance of fractional shares of Duke Common Stock.

(iii) The sale of the Excess Shares by the Exchange Agent shall be executed on the NYSE through one or more member firms of the NYSE and shall be executed in round lots to the extent practicable. The Exchange Agent shall use reasonable efforts to complete the sale of the Excess Shares as promptly following the Effective Time as, in the Exchange Agent’s sole judgment, is practicable consistent with obtaining the best execution of such sales in light of prevailing market conditions. Until the net proceeds of such sale or sales have been distributed to the holders of Certificates formerly representing Progress Common Stock, the Exchange Agent shall hold such proceeds in trust for holders of Progress Common Stock (the “Common Shares Trust”). The Surviving Corporation shall pay all commissions, transfer taxes and other out-of-pocket transaction costs, including the expenses and compensation of the Exchange Agent incurred in connection with such sale of the Excess Shares. The Exchange Agent shall determine the portion of the Common Shares Trust to which each former holder of Progress Common Stock is entitled, if any, by multiplying the amount of the aggregate net proceeds composing the Common Shares Trust by a fraction, the numerator of which is the amount of the fractional share interest to which such former holder of Progress Common Stock would otherwise be entitled (after taking into account all shares of Progress Common Stock held at the Effective Time by such holder) and the denominator of which is the aggregate amount of fractional share interests to which all former holders of Progress Common Stock would otherwise be entitled.

(iv) As soon as practicable after the determination of the amount of cash, if any, to be paid to holders of Certificates formerly representing Progress Common Stock with respect to any fractional share interests, the Exchange Agent shall make available such amounts to such holders of Certificates formerly representing Progress Common Stock, without interest, subject to and in accordance with the terms of Section 2.02(c).

(f) Termination of Exchange Fund. Any portion of the Exchange Fund that remains undistributed to the holders of the Certificates for one year after the Effective Time shall be delivered to Duke, upon demand, and any holders of the Certificates who have not theretofore complied with this Article II shall thereafter look only to Duke for payment of their claim for Merger Consideration, any dividends or distributions with respect to Duke Common Stock and any cash in lieu of fractional shares of Duke Common Stock.

(g) No Liability. None of Duke, Progress, Merger Sub, the Surviving Corporation or the Exchange Agent or any of their respective directors, officers, employees and agents shall be liable to any person in respect of any shares of Duke Common Stock, any dividends or distributions with respect thereto, any cash in lieu of fractional shares of Duke Common Stock or any cash from the Exchange Fund, in each case delivered to a public official pursuant to any applicable abandoned property, escheat or similar law. If any Certificate shall not have been surrendered prior to five years after the Effective Time (or immediately prior to such earlier date on which any Merger Consideration, any dividends or distributions payable to the holder of such Certificate or any cash payable to the holder of such Certificate formerly representing Progress Common Stock pursuant to this Article II, would otherwise escheat to or become the property of any Governmental Authority), any such Merger Consideration, dividends or distributions in respect of such Certificate or such cash shall, to the extent permitted by applicable law, become the property of Duke, free and clear of all claims or interest of any person previously entitled thereto.

(h) Investment of Exchange Fund. The Exchange Agent shall invest any cash included in the Exchange Fund, as directed by Duke, on a daily basis, provided that no gain or loss thereon shall affect the amounts payable to the holders of Progress Common Stock pursuant to the other provisions of this Article II. Any interest and other income resulting from such investments shall be paid to Duke.

(i) Withholding Rights. Duke and the Exchange Agent shall be entitled to deduct and withhold from any consideration payable pursuant to this Agreement to any person who was a holder of Progress Common Stock immediately prior to the Effective Time such amounts as Duke and the Exchange Agent may be required to deduct and withhold with respect to the making of such payment under the Code or any other provision of applicable federal, state, local or foreign tax law. To the extent that amounts are so withheld by Duke or the Exchange Agent and duly paid over to the applicable taxing authority, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the person to whom such consideration would otherwise have been paid.

(j) Lost, Stolen or Destroyed Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by Duke, the posting by such person of a bond in such reasonable amount as Duke may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Certificate, the Merger Consideration and, if applicable, any unpaid dividends and distributions on shares of Duke Common Stock deliverable in respect thereof and any cash in lieu of fractional shares, in each case pursuant to this Agreement.

(k) Adjustments to Prevent Dilution. In the event that Progress changes the number of shares of Progress Common Stock or securities convertible or exchangeable into or exercisable for shares of Progress Common Stock, or Duke changes the number of shares of Duke Common Stock or securities convertible or exchangeable into or exercisable for shares of Duke Common Stock, issued and outstanding prior to the Effective Time, in each case as a result of a reclassification, stock split (including a reverse stock split), stock dividend or distribution, subdivision, exchange or readjustment of shares, or other similar transaction, the Exchange Ratio shall be equitably adjusted; provided, however, that nothing in this Section 2.02(k) shall be deemed to permit or authorize any party hereto to effect any such change that it is not otherwise authorized or permitted to undertake pursuant to this Agreement. Without limiting the generality of the foregoing, upon Duke’s implementation of the reverse stock split as described in Section 5.01(c), the Exchange Ratio will be reduced by multiplying the then-current Exchange Ratio by a ratio, the numerator of which is the number of shares of Duke Common Stock outstanding immediately following such reverse stock split, and the denominator of which is the number of shares of Duke Common Stock outstanding immediately prior to such reverse stock split.

(l) Uncertificated Shares. In the case of outstanding shares of Progress Common Stock that are not represented by Certificates, the parties shall make such adjustments to this Section 2.02 as are necessary or appropriate to implement the same purpose and effect that this Section 2.02 has with respect to shares of Progress Common Stock that are represented by Certificates.

ARTICLE III

REPRESENTATIONS AND WARRANTIES

Section 3.01 Representations and Warranties of Progress. Except as set forth in the letter dated the date of this Agreement and delivered to Duke by Progress concurrently with the execution and delivery of this Agreement (the “Progress Disclosure Letter”) or, to the extent the qualifying nature of such disclosure is readily apparent therefrom and excluding any forward-looking statements, risk factors and other similar statements that are cautionary and non-specific in nature, as set forth in the Progress SEC Reports filed on or after January 1, 2009 and prior to the date hereof, Progress represents and warrants to Duke as follows:

(a) Organization and Qualification.

(i) Each of Progress and its subsidiaries is duly organized, validly existing and in good standing (with respect to jurisdictions that recognize the concept of good standing) under the laws of its jurisdiction of organization and has full power and authority to conduct its business as and to the extent now conducted and to own, use and lease its assets and properties, except for such failures to be so organized, existing and in good standing (with respect to jurisdictions that recognize the concept of good standing) or to have such power and authority that, individually or in the aggregate, have not had and could not be reasonably expected to have a material adverse effect on Progress. Each of Progress and its subsidiaries is duly qualified, licensed or admitted to do business and is in good standing (with respect to jurisdictions that recognize the concept of good standing) in each jurisdiction in which the ownership, use or leasing of its assets and properties, or the conduct or nature of its business, makes such qualification, licensing or admission necessary, except for such failures to be so qualified, licensed or admitted and in good standing (with respect to jurisdictions that recognize the concept of good standing) that, individually or in the aggregate, have not had and could not reasonably be expected to have a material adverse effect on Progress. Section 3.01(a) of the Progress Disclosure Letter sets forth as of the date of this Agreement the name and jurisdiction of organization of each subsidiary of Progress. No subsidiary of Progress owns any stock in Progress. Progress has made available to Duke prior to the date of this Agreement a true and complete copy of Progress’s articles of incorporation and by-laws, each as amended through the date hereof.

(ii) Section 3.01(a) of the Progress Disclosure Letter sets forth a description as of the date of this Agreement, of all Progress Joint Ventures, including (x) the name of each such entity and (y) a brief description of the principal line or lines of business conducted by each such entity. For purposes of this Agreement:

(A) “Joint Venture” of a person or entity shall mean any person that is not a subsidiary of such first person, in which such first person or one or more of its subsidiaries owns directly or indirectly an equity interest, other than equity interests held for passive investment purposes that are less than 5% of each class of the outstanding voting securities or equity interests of such second person;

(B) “Progress Joint Venture” shall mean any Joint Venture of Progress or any of its subsidiaries in which the invested capital associated with Progress’s or its subsidiaries’ interest, as of the date of this Agreement exceeds $50,000,000; and

(C) “Duke Joint Venture” shall mean any Joint Venture of Duke or any of its subsidiaries in which the invested capital associated with Duke’s or its subsidiaries’ interest, as of the date of this Agreement, exceeds $100,000,000.

(iii) Except for interests in the subsidiaries of Progress, the Progress Joint Ventures and interests acquired after the date of this Agreement without violating any covenant or agreement set forth herein, neither Progress nor any of its subsidiaries directly or indirectly owns any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for, any equity or similar interest in, any person, in which the invested capital associated with such interest of Progress or any of its subsidiaries exceeds, individually as of the date of this Agreement, $50,000,000.

(b) Capital Stock.

(i) The authorized capital stock of Progress consists of:

(A) 500,000,000 shares of common stock, no par value (the “Progress Common Stock”), of which 293,150,141 shares were outstanding as of November 2, 2010; and

(B) 20,000,000 shares of preferred stock, no par value per share, none of which were outstanding as of the date of this Agreement.

As of the date of this Agreement, no shares of Progress Common Stock were held in the treasury of Progress. As of the date of this Agreement, 1,418,447 shares of Progress Common Stock were subject to outstanding stock options granted under the Progress Employee Stock Option Plans (collectively, the “Progress Employee Stock Options”), 1,194,888 shares of Progress Common Stock were subject to outstanding awards of restricted stock units or phantom shares of Progress Common Stock (“Progress Restricted Stock Units”), 1,875,087 shares of Progress Common Stock were subject to outstanding awards of performance shares of Progress Common Stock, determined at maximum performance levels (“Progress Performance Shares”) and 1,651,047 additional shares of Progress Common Stock were reserved for issuance pursuant to the Progress Energy, Inc. 1997 Equity Incentive Plan, the Progress Energy, Inc. 2002 Equity Incentive Plan, the Progress Energy, Inc. 2007 Equity Incentive Plan, the Amended and Restated Progress Energy, Inc. Non-Employee Director Stock Unit Plan, and any other compensatory plan, program or arrangement under which shares of Progress Common Stock are reserved for issuance (collectively, the “Progress Employee Stock Option Plans”). Since November 2, 2010, no shares of Progress Common Stock have been issued except pursuant to the Progress Employee Stock Option Plans and Progress Employee Stock Options issued thereunder and the Progress Energy, Inc. Investor Plus Plan, and from November 2, 2010 to the date of this Agreement, no shares of Progress Common Stock have been issued other than 17,367 shares of Progress Common Stock issued pursuant to the Progress Employee Stock Option Plans or Progress Employee Stock Options issued thereunder and 62,489 shares of Progress Common Stock issued pursuant to the Progress Energy, Inc. Investor Plus Plan. All of the issued and outstanding shares of Progress Common Stock are, and all shares reserved for issuance will be, upon issuance in accordance with the terms specified in the instruments or agreements pursuant to which they are issuable, duly authorized, validly issued, fully paid and nonassessable. Except as disclosed in this Section 3.01(b), as of the date of this Agreement there are no outstanding subscriptions, options, warrants, rights (including stock appreciation rights), preemptive rights or other contracts, commitments, understandings or arrangements, including any right of conversion or exchange under any outstanding security, instrument or agreement (together, “Options”), obligating Progress or any of its subsidiaries (A) to issue or sell any shares of capital stock of Progress, (B) to grant, extend or enter into any Option with respect thereto, (C) redeem or otherwise acquire any such shares of capital stock or other equity interests or (D) provide a material amount of funds to, or make any material investment (in the form of a loan, capital contribution or otherwise) in, any of their respective subsidiaries.

(ii) Except as permitted by this Agreement, all of the outstanding shares of capital stock of each subsidiary of Progress are duly authorized, validly issued, fully paid and nonassessable and are owned, beneficially and of record, by Progress or a subsidiary of Progress, free and clear of any liens, claims, mortgages, encumbrances, pledges, security interests, equities and charges of any kind (each a “Lien”), except for any of the foregoing that, individually or in the aggregate, have not had and could not reasonably be expected to have a material adverse effect on Progress. There are no (A) outstanding Options obligating Progress or any of its subsidiaries to issue or sell any shares of capital stock of any subsidiary of Progress or to grant, extend or enter into any such Option or (B) voting trusts, proxies or other commitments, understandings, restrictions or arrangements in favor of any person other than Progress or a subsidiary wholly-owned, directly or indirectly, by Progress with respect to the voting of or the right to participate in dividends or other earnings on any capital stock of Progress or any subsidiary of Progress.

(iii) Progress is a “holding company” as defined under Section 1262 of the Public Utility Holding Company Act of 2005, as amended (the “2005 Act”).

(iv) As of the date of this Agreement, no bonds, debentures, notes or other indebtedness of Progress or any of its subsidiaries having the right to vote (or which are convertible into or exercisable for securities having the right to vote) (collectively, “Progress Voting Debt”) on any matters on which Progress shareholders may vote are issued or outstanding nor are there any outstanding Options obligating Progress or any of its subsidiaries to issue or sell any Progress Voting Debt or to grant, extend or enter into any Option with respect thereto.

(v) There have been no repricings of any Progress Employee Stock Options through amendments, cancellation and reissuance or other means during the current or prior two (2) calendar years. None of the Progress Employee Stock Options, Progress Restricted Stock Units or Progress Performance Shares (A) have been granted since November 2, 2010, except as permitted by this Agreement, or (B) have been granted in contemplation of the Merger or the transactions contemplated in this Agreement. None of the Progress Employee Stock Options was granted with an exercise price below the per share closing price on the NYSE on the date of grant. All grants of Progress Employee Stock Options, Progress Restricted Stock Units and Progress Performance Shares were validly made and properly approved by the Board of Directors of Progress (or a duly authorized committee or subcommittee thereof) in compliance with all applicable laws and recorded on the consolidated financial statements of Progress in accordance with GAAP, and no such grants of Progress Employee Stock Options involved any “back dating,” “forward dating” or similar practices.

(c) Authority. Progress has full corporate power and authority to enter into this Agreement, to perform its obligations hereunder and, subject to obtaining Progress Shareholder Approval, to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement by Progress and the consummation by Progress of the transactions contemplated hereby have been duly and validly adopted and unanimously approved by the Board of Directors of Progress, the Board of Directors of Progress has recommended approval of this Agreement by the shareholders of Progress and directed that this Agreement be submitted to the shareholders of Progress for their approval, and no other corporate proceedings on the part of Progress or its shareholders are necessary to authorize the execution, delivery and performance of this Agreement by Progress and the consummation by Progress of the Merger and the other transactions contemplated hereby, other than obtaining Progress Shareholder Approval. This Agreement has been duly and validly executed and delivered by Progress and, assuming this Agreement constitutes the legal, valid and binding obligation of Duke and Merger Sub, constitutes a legal, valid and binding obligation of Progress enforceable against Progress in accordance with its terms, except that such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws, now or hereafter in effect, relating to creditors’ rights generally and to general equitable principles.

(d) No Conflicts; Approvals and Consents.

(i) The execution and delivery of this Agreement by Progress does not, and the performance by Progress of its obligations hereunder and the consummation of the Merger and the other transactions contemplated hereby will not, conflict with, result in a violation or breach of, constitute (with or without notice or lapse of time or both) a default under, result in or give to any person any right of payment or reimbursement, termination, cancellation, modification or acceleration of, or result in the creation or imposition of any Lien upon any of the assets or properties of Progress or any of its subsidiaries or any of the Progress Joint Ventures under, any of the terms, conditions or provisions of (A) the certificates or articles of incorporation or by-laws (or other comparable organizational documents) of Progress or any of its subsidiaries or any of the Progress Joint Ventures, or (B) subject to the obtaining of Progress Shareholder Approval and the taking of the actions described in paragraph (ii) of this Section 3.01(d), including the Progress Required Statutory Approvals, (x) any statute, law, rule, regulation or ordinance (together, “laws”), or any judgment, order, writ or decree (together, “orders”), of any federal, state, local or foreign government or any court of competent jurisdiction, administrative agency or commission or other governmental authority or instrumentality, domestic, foreign or supranational (each, a “Governmental Authority”) applicable to Progress or any of its subsidiaries or any of the Progress Joint Ventures or any of their respective assets or properties, or (y) any note, bond, mortgage, security agreement, credit agreement, indenture, license, franchise, permit, concession, contract, lease, obligation or other instrument to which Progress or any of its subsidiaries or any of the Progress Joint Ventures is a party or by which Progress or any of its subsidiaries or any of the Progress Joint Ventures or any of their respective assets or properties is bound, excluding from the foregoing clauses (x) and (y) such items that, individually or in the aggregate, have not had and could not reasonably be expected to have a material adverse effect on Progress.

(ii) Except for (A) compliance with, and filings under, the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder (the “HSR Act”); (B) the filing with and, to the extent required, the declaration of effectiveness by the Securities and Exchange Commission (the “SEC”) of (1) a proxy statement relating to the approval of this Agreement by Progress’s shareholders (such proxy statement, together with the proxy statement relating to the approval of this Agreement by Duke’s shareholders, in each case as amended or supplemented from time to time, the “Joint Proxy Statement”) pursuant to the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder (the “Exchange Act”), (2) the registration statement on Form S-4 prepared in connection with the issuance of Duke Common Stock in the Merger (the “Form S-4”) and (3) such reports under the Exchange Act as may be required in connection with this Agreement and the transactions contemplated hereby; (C) the filing of documents with various state securities authorities that may be required in connection with the transactions contemplated hereby; (D) such filings with and approvals of the NYSE to permit the shares of Duke Common Stock that are to be issued pursuant to Article II to be listed on the NYSE; (E) the registration, consents, approvals and notices required under the 2005 Act; (F) notice to, and the consent and approval of, the Federal Energy Regulatory Commission (the “FERC”) under Section 203 of the Federal Power Act, as amended (the “Power Act”), or an order under the Power Act disclaiming jurisdiction over the transactions contemplated hereby; (G) the filing of an application to, and consent and approval of, and issuance of any required licenses and license amendments by, the Nuclear Regulatory Commission (the “NRC”) under the Atomic Energy Act of 1954, as amended (the “Atomic Energy Act”); (H) the filing of the

Articles of Merger and other appropriate merger documents required by the NCBCA with the Secretary of State of the State of North Carolina and appropriate documents with the relevant authorities of other states in which Progress is qualified to do business; (I) compliance with and such filings as may be required under applicable Environmental Laws; (J) to the extent required, notice to and the approval of the North Carolina Utilities Commission (the “NCUC”), the Public Service Commission of South Carolina (the “PSCSC”), the Florida Public Service Commission (the “FPSC”), the Public Utilities Commission of Ohio (the “PUCO”), the Indiana Utility Regulatory Commission (the “IURC”) and the Kentucky Public Service Commission (the “KPSC”) (collectively, the “Applicable PSCs”); (K) required pre-approvals (the “FCC Pre-Approvals”) of license transfers with the Federal Communications Commission (the “FCC”); (L) such other items as disclosed in Section 3.01(d) of the Progress Disclosure Letter; and (M) compliance with, and filings under, antitrust or competition laws of any foreign jurisdiction, if required (the items set forth above in clauses (A) through (H) and (J), collectively, the “Progress Required Statutory Approvals”), no consent, approval, license, order or authorization (“Consents”) or action of, registration, declaration or filing with or notice to any Governmental Authority is necessary or required to be obtained or made in connection with the execution and delivery of this Agreement by Progress, the performance by Progress of its obligations hereunder or the consummation of the Merger and the other transactions contemplated hereby, other than such items that the failure to make or obtain, as the case may be, individually or in the aggregate, could not reasonably be expected to have a material adverse effect on Progress.

(e) SEC Reports, Financial Statements and Utility Reports.

(i) Progress and its subsidiaries have filed or furnished each form, report, schedule, registration statement, registration exemption, if applicable, definitive proxy statement and other document (together with all amendments thereof and supplements thereto) required to be filed or furnished by Progress or any of its subsidiaries pursuant to the Securities Act of 1933, as amended, and the rules and regulations thereunder (the “Securities Act”) or the Exchange Act with the SEC since January 1, 2007 (as such documents have since the time of their filing been amended or supplemented, the “Progress SEC Reports”). As of their respective dates, after giving effect to any amendments or supplements thereto, the Progress SEC Reports (A) complied as to form in all material respects with the requirements of the Securities Act and the Exchange Act, if applicable, as the case may be, and, to the extent applicable, the Sarbanes-Oxley Act of 2002 (“SOX”), and (B) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(ii) Each of the principal executive officer of Progress and the principal financial officer of Progress (or each former principal executive officer of Progress and each former principal financial officer of Progress, as applicable) has made all certifications required by Rule 13a-14 or 15d-14 under the Exchange Act or Sections 302 and 906 of SOX and the rules and regulations of the SEC promulgated thereunder with respect to the Progress SEC Reports. For purposes of the preceding sentence, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in SOX. Since January 1, 2007, neither Progress nor any of its subsidiaries has arranged any outstanding “extensions of credit” to directors or executive officers within the meaning of Section 402 of SOX.

(iii) The audited consolidated financial statements and unaudited interim consolidated financial statements (including, in each case, the notes, if any, thereto) included in the Progress SEC Reports (the “Progress Financial Statements”) complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto in effect at the time of filing or furnishing the applicable Progress SEC Report, were prepared in accordance with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto and except with respect to unaudited statements as permitted by Form 10-Q of the SEC) and fairly present (subject, in the case of the unaudited interim financial statements, to normal, recurring year-end audit adjustments that were not or are not expected to be, individually or in the aggregate, materially adverse to Progress) the consolidated financial position of Progress and its consolidated subsidiaries as of the respective dates thereof and the consolidated results of their operations and cash flows for the respective periods then ended.

(iv) All filings (other than immaterial filings) required to be made by Progress or any of its subsidiaries since January 1, 2007, under the 2005 Act, the Power Act, the Atomic Energy Act, the Natural Gas Act, the Natural Gas Policy Act of 1978, the Communications Act of 1934 and applicable state laws and regulations, have been filed with the SEC, the FERC, the Department of Energy (the “DOE”), the FCC or any applicable state public utility commissions (including, to the extent required, NCUC, PSCSC and FPSC), as the case may be, including all forms, statements, reports, agreements (oral or written) and all documents, exhibits, amendments and supplements appertaining thereto, including all rates, tariffs, franchises, service agreements and related documents, and all such filings complied, as of their respective dates, with all applicable requirements of the applicable statute and the rules and regulations thereunder, except for filings the failure of which to make or the failure of which to make in compliance with all applicable requirements of the applicable statute and the rules and regulations thereunder, individually or in the aggregate, have not had and could not reasonably be expected to have a material adverse effect on Progress.

(v) Progress has designed and maintains a system of internal control over financial reporting (as defined in Rules 13a–15(f) and 15d–15(f) of the Exchange Act) sufficient to provide reasonable assurances regarding the reliability of financial reporting. Progress (x) has designed and maintains disclosure controls and procedures (as defined in Rules 13a–15(e) and 15d–15(e) of the Exchange Act) to provide reasonable assurance that all information required to be disclosed by Progress in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to Progress’s management as appropriate to allow timely decisions regarding required disclosure, and (y) has disclosed, based on its most recent evaluation of internal control over financial reporting, to Progress’s outside auditors and the audit committee of the Board of Directors of Progress (A) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect Progress’s ability to record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in Progress’s internal control over financial reporting. Since December 31, 2006, any material change in internal control over financial reporting required to be disclosed in any Progress SEC Report has been so disclosed.

(vi) Since December 31, 2006, (x) neither Progress nor any of its subsidiaries nor, to the knowledge of the Executive Officers (for the purposes of this Section 3.01(e)(vi), as such term is defined in Section 3b-7 of the Exchange Act) of Progress, any director, officer, employee, auditor, accountant or representative of Progress or any of its subsidiaries has received or otherwise obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Progress or any of its subsidiaries or their respective internal accounting controls relating to periods after December 31, 2006, including any material complaint, allegation, assertion or claim that Progress or any of its subsidiaries has engaged in questionable accounting or auditing practices (except for any of the foregoing after the date hereof which have no reasonable basis), and (y) to the knowledge of the Executive Officers of Progress, no attorney representing Progress or any of its subsidiaries, whether or not employed by Progress or any of its subsidiaries, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation, relating to periods after December 31, 2006, by Progress or any of its officers, directors, employees or agents to the Board of Directors of Progress or any committee thereof or to any director or Executive Officer of Progress.

(f) Absence of Certain Changes or Events. Since December 31, 2009, through the date hereof, Progress and its subsidiaries have conducted their respective businesses in all material respects in the ordinary course of business in a consistent manner since such date and there has not been any change, event or development that, individually or in the aggregate, has had or could reasonably be expected to have a material adverse effect on Progress.

(g) Absence of Undisclosed Liabilities. Except for matters reflected or reserved against in the consolidated balance sheet (or notes thereto) as of December 31, 2009, included in the Progress Financial Statements, neither Progress nor any of its subsidiaries has any liabilities or obligations (whether absolute, accrued, contingent, fixed or otherwise, or whether due or to become due) of any nature that would be required by GAAP to be reflected on a consolidated balance sheet of Progress and its consolidated subsidiaries (including the notes thereto), except liabilities or obligations (i) that were incurred in the ordinary course of business consistent with past practice since December 31, 2009, (ii) that were incurred in connection with the transactions contemplated by this Agreement and that are not material in the aggregate or (iii) that, individually or in the aggregate, have not had and could not reasonably be expected to have a material adverse effect on Progress. Neither Progress nor any of its subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar contract or arrangement (including any Contract relating to any transaction or relationship between or among Progress and any of its subsidiaries, on the one hand, and any unconsolidated affiliate, including any structured finance, special purpose or limited purpose entity or person, on the other hand, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act), where the result, purpose or effect of such contract or arrangement is to avoid disclosure of any material transaction involving, or material liabilities of, Progress or any of its subsidiaries, in the Progress Financial Statements or the Progress SEC Reports.

(h) Legal Proceedings. Except for Environmental Claims, which are the subject of Section 3.01(n), as of the date of this Agreement, (i) there are no actions, suits, arbitrations or proceedings pending or, to the knowledge of Progress, threatened against, relating to or affecting, nor to the knowledge of Progress are there any Governmental Authority investigations, inquiries or audits pending or threatened against, relating to or affecting, Progress or any of its subsidiaries or any of the Progress Joint Ventures or any of their respective assets and properties that, in each case, individually or in the aggregate, have had or could reasonably be expected to have a material adverse effect on Progress and (ii) neither Progress nor any of its subsidiaries or material assets is subject to any order of any Governmental Authority that, individually or in the aggregate, has had or could reasonably be expected to have a material adverse effect on Progress.

(i) Information Supplied. None of the information supplied or to be supplied by Progress for inclusion or incorporation by reference in (i) the Form S-4 will, at the time the Form S-4 is filed with the SEC, at any time it is amended or supplemented or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, or (ii) the Joint Proxy Statement will, at the date it is first mailed to Duke’s shareholders or Progress’s shareholders or at the time of the Progress Shareholders Meeting or the Duke Shareholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Joint Proxy Statement (other than the portions thereof relating solely to the Duke Shareholders Meeting) will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations thereunder, except that no representation is made by Progress with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of Duke or Merger Sub for inclusion or incorporation by reference in the Joint Proxy Statement.

(j) Permits; Compliance with Laws and Orders. Progress, its subsidiaries and the Progress Joint Ventures hold all permits, licenses, certificates, notices, authorizations, approvals and similar Consents of all Governmental Authorities (“Permits”) necessary for the lawful conduct of their respective businesses, except for failures to hold such Permits that, individually or in the aggregate, have not had and could not reasonably be expected to have a material adverse effect on Progress. Progress, its subsidiaries and the Progress Joint Ventures are in compliance with the terms of their Permits, except failures so to comply that, individually or in the aggregate, have not had and could not reasonably be expected to have a material adverse effect on Progress. Progress, its subsidiaries and the Progress Joint Ventures are not, and since January 1, 2008 have not been, in violation of or default under any law or order of any Governmental Authority, except for such violations or defaults that, individually or in the aggregate, have not had and could not reasonably be expected to have a material adverse effect on Progress. Progress is, and since January 1, 2008 has been, in compliance in all material respects with (i) SOX and (ii) the applicable listing standards and corporate governance rules and regulations of the NYSE. The above provisions of this Section 3.01(j) do not relate to matters with respect to taxes, such matters being the subject of Section 3.01(k), Environmental Permits and Environmental Laws, such matters being the subject of Section 3.01(n), benefits plans, such matters being the subject of Section 3.01(l) and nuclear power plants, such matters being the subject of Section 3.01(o).

(k) Taxes.

(i) Except as has not had, and could not reasonably be expected to have, a material adverse effect on Progress:

(A) Each of Progress and its subsidiaries has timely filed, or has caused to be timely filed on its behalf, all Tax Returns required to be filed by it, and all such Tax Returns are true, complete and accurate. All Taxes shown to be due and owing on such Tax Returns have been timely paid.

(B) The most recent financial statements contained in the Progress SEC Reports filed prior to the date of this Agreement reflect, in accordance with GAAP, an adequate reserve for all Taxes payable by Progress and its subsidiaries for all taxable periods through the date of such financial statements.

(C) There is no audit, examination, deficiency, refund litigation, proposed adjustment or matter in controversy with respect to any Taxes or Tax Return of Progress or its subsidiaries, and, to the knowledge of Progress, neither Progress nor any of its subsidiaries has received written notice of any claim made by a governmental authority in a jurisdiction where Progress or any of its subsidiaries, as applicable, does not file a Tax Return, that Progress or such subsidiary is or may be subject to income taxation by that jurisdiction. No deficiency with respect to any Taxes has been proposed, asserted or assessed against Progress or any of its subsidiaries, and no requests for waivers of the time to assess any Taxes are pending.

(D) There are no outstanding written agreements, consents or waivers to extend the statutory period of limitations applicable to the assessment of any Taxes or deficiencies against Progress or any of its subsidiaries, and no power of attorney granted by either Progress or any of its subsidiaries with respect to any Taxes is currently in force.

(E) Neither Progress nor any of its subsidiaries is a party to any agreement providing for the allocation or sharing of Taxes imposed on or with respect to any individual or other person (other than (I) such agreements with customers, vendors, lessors or the like entered into in the ordinary course of business and (II) agreements with or among Progress or any of its subsidiaries), and neither Progress nor any of its subsidiaries (A) has been a member of an affiliated group (or similar state, local or foreign filing group) filing a consolidated U.S. federal income Tax Return (other than the group the common parent of which is Progress or a subsidiary of Progress) or (B) has any liability for the Taxes of any person (other than Progress or any of its subsidiaries) (I) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign law), or (II) as a transferee or successor.

(F) There are no material Liens for Taxes (other than for current Taxes not yet due and payable) on the assets of Progress and its subsidiaries.

(ii) Neither Progress nor any of its subsidiaries has taken or agreed to take any action or knows of any fact, agreement, plan or other circumstance that is reasonably likely to prevent or impede the Merger from qualifying as a reorganization under Section 368(a) of the Code.

For purposes of this Agreement:

“Taxes” means any and all federal, state, local, foreign or other taxes of any kind (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any governmental authority, including, without limitation, taxes or other charges on or with respect to income, franchises, windfall or other profits, gross receipts, property, sales, use, capital stock, payroll, employment, unemployment, social security, workers’ compensation, or net worth, and taxes or other charges in the nature of excise, withholding, ad valorem or value added.

“Tax Return” means any return, report or similar statement (including the schedules attached thereto) required to be filed with respect to Taxes, including, without limitation, any information return, claim for refund, amended return, or declaration of estimated Taxes.

(l) Employee Benefit Plans; ERISA.

(i) Except for such matters that, individually or in the aggregate, have not had and could not reasonably be expected to have a material adverse effect on Progress, (A) all Progress Employee Benefit Plans are in compliance with all applicable requirements of law, including the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations thereunder (“ERISA”), and the Code, and (B) there does not now exist, nor do any circumstances exist that could result in, any Controlled Group Liability that would be a liability of Progress or any of its subsidiaries following the Closing. The only material employment agreements, severance agreements or severance policies applicable to Progress or any of its subsidiaries are the agreements and policies disclosed in Section 3.01(l)(i) of the Progress Disclosure Letter.

(ii) As used herein:

(A) “Controlled Group Liability” means any and all liabilities (1) under Title IV of ERISA, (2) under Section 302 of ERISA, (3) under Sections 412 and 4971 of the Code, and (4) as a result of a failure to comply with the continuation coverage requirements of Section 601 et seq. of ERISA and Section 4980B of the Code;

(B) “Progress Employee Benefit Plan” means any Plan entered into, established, maintained, sponsored, contributed to or required to be contributed to by Progress or any of its subsidiaries for the benefit of the current or former employees or directors of Progress or any of its subsidiaries and existing on the date of this Agreement or at any time subsequent thereto and, in the case of a Plan that is subject to Part 3 of Title I of ERISA, Section 412 of the Code or Title IV of ERISA, at any time during the five-year period preceding the date of this Agreement with respect to which Progress or any of its subsidiaries has or could reasonably be expected to have any present or future actual or contingent liabilities; and

(C) “Plan” means any employment, bonus, incentive compensation, deferred compensation, long term incentive, pension, profit sharing, retirement, stock purchase, stock option, stock ownership, stock appreciation rights, phantom stock, leave of absence, layoff, vacation, day or dependent care, legal services, cafeteria, life, health, medical, accident, disability, workmen’s compensation or other insurance, retention, severance, separation, termination, change of control or other benefit plan, agreement, practice, policy, program, scheme or arrangement of any kind, whether written or oral, including any “employee benefit plan” within the meaning of Section 3(3) of ERISA.

(iii) No event has occurred, and there exists no condition or set of circumstances in connection with any Progress Employee Benefit Plan, that has had or could reasonably be expected to have a material adverse effect on Progress.

(iv) Section 3.01(l)(iv) of the Progress Disclosure Letter identifies each Progress Employee Benefit Plan that provides, upon the occurrence of a change in the ownership or effective control of Progress or its subsidiaries or a change in the ownership of all or a substantial portion of the assets of Progress or its subsidiaries, either alone or upon the occurrence of any additional or subsequent events and whether or not applicable to the transactions contemplated by this Agreement, for (A) an acceleration of the time of payment of or vesting in, or an increase in the amount of, compensation or benefits due any current or former employee, director or officer of Progress or its subsidiaries, (B) any forgiveness of indebtedness or obligation to fund compensation or benefits with respect to any such employee, director or officer, or (C) an entitlement of any such employee, director or officer to severance pay, unemployment compensation or any other payment or other benefit.

(v) Each Progress Employee Benefit Plan that is in any part a “nonqualified deferred compensation plan” subject to Section 409A of the Code (A) materially complies and, at all times after December 31, 2008 has materially complied, both in form and operation, with the requirements of Section 409A of the Code and the final regulations thereunder and (B) between January 1, 2005 and December 31, 2008 was operated in material reasonable, good faith compliance with Section 409A of the Code, as determined under applicable guidance of the United States Department of the Treasury (the “Treasury”) and the Internal Revenue Service.

(m) Labor Matters. As of the date hereof, neither Progress nor any of its subsidiaries is a party to, bound by or in the process of negotiating any collective bargaining agreement or other labor agreement with any union or labor organization. As of the date of this Agreement, there are no disputes, grievances or arbitrations pending or, to the knowledge of Progress, threatened between Progress or any of its subsidiaries and any trade union or other representatives of its employees and there is no charge or complaint pending or threatened in writing against Progress or any of its subsidiaries before the National Labor Relations Board (the “NLRB”) or any similar Governmental Authority, except in each case as, individually or in the aggregate, have not had and could not reasonably be expected to have a material adverse effect on Progress, and, to the knowledge of Progress, as of the date of this Agreement, there are no material organizational efforts presently being made involving any of the employees of Progress or any of its subsidiaries. From December 31, 2007, to the date of this Agreement, there has been no work stoppage, strike, slowdown or lockout by or affecting employees of Progress or any of its subsidiaries and, to the knowledge of Progress, no such action has been threatened in writing, except in each case as, individually or in the aggregate, have not had and could not reasonably be expected to have a material adverse effect on Progress. Except as, individually or in the aggregate, has not had and could not reasonably be expected to have a material adverse effect on Progress: (A) there are no litigations, lawsuits, claims, charges, complaints, arbitrations, actions, investigations or proceedings pending or, to the knowledge of Progress, threatened between or involving Progress or any of its subsidiaries and any of their respective current or former employees, independent contractors, applicants for employment or classes of the foregoing; (B) Progress and its subsidiaries are in compliance with all applicable laws, orders, agreements, contracts and policies respecting employment and employment practices, including, without limitation, all legal requirements respecting terms and conditions of employment, equal opportunity, workplace health and safety, wages and hours, child labor, immigration, discrimination, disability rights or benefits, facility closures and layoffs, workers’ compensation, labor relations, employee leaves and unemployment insurance; and (C) since January 1, 2007, neither Progress nor any of its subsidiaries has engaged in any “plant closing” or “mass layoff,” as defined in the Worker Adjustment Retraining and Notification Act or any comparable state or local law (the “WARN Act”), without complying with the notice requirements of such laws.

(n) Environmental Matters.

(i) Each of Progress, its subsidiaries and the Progress Joint Ventures since January 1, 2008 has been and is in compliance with all applicable Environmental Laws (as hereinafter defined), except where the failure to be in such compliance, individually or in the aggregate, has not had and could not reasonably be expected to have a material adverse effect on Progress.

(ii) Each of Progress, its subsidiaries and the Progress Joint Ventures has obtained all Permits under Environmental Laws (collectively, the “Environmental Permits”) necessary for the construction of their facilities and the conduct of their operations as of the date of this Agreement, as applicable, and all such Environmental Permits are validly issued, in full force and effect, and final, and Progress, its subsidiaries and the Progress Joint Ventures are in compliance with all terms and conditions of the Environmental Permits, except where the failure to obtain such Environmental Permits, of such Permits to be in good standing or, where applicable, of a renewal application to have been timely filed and be pending or to be in such compliance, individually or in the aggregate, has not had and could not reasonably be expected to have a material adverse effect on Progress.

(iii) There is no Environmental Claim (as hereinafter defined) pending:

(A) against Progress or any of its subsidiaries or any of the Progress Joint Ventures;

(B) to the knowledge of Progress, against any person or entity whose liability for such Environmental Claim has been retained or assumed either contractually or by operation of law by Progress or any of its subsidiaries or any of the Progress Joint Ventures; or

(C) against any real or personal property or operations that Progress or any of its subsidiaries or any of the Progress Joint Ventures owns, leases or manages, in whole or in part, or, to the knowledge of Progress, formerly owned, leased or managed, in whole or in part, except in the case of clause (A), (B) or (C) for such Environmental Claims that, individually or in the aggregate, have not had and could not reasonably be expected to have a material adverse effect on Progress.

(iv) To the knowledge of Progress, there have not been any Releases (as hereinafter defined) of any Hazardous Material (as hereinafter defined) that would be reasonably likely to form the basis of any Environmental Claim against Progress or any of its subsidiaries or any of the Progress Joint Ventures, in each case, except for such Releases that, individually or in the aggregate, have not had and could not reasonably be expected to have a material adverse effect on Progress.

(v) As used in this Section 3.01(n) and in Section 3.02(n):

(A) “Environmental Claim” means any and all administrative, regulatory or judicial actions, suits, orders, demands, demand letters, directives, claims, liens, investigations, proceedings or notices of noncompliance, liability or violation (written or oral) by any person or entity (including any Governmental Authority) alleging potential liability (including potential responsibility or liability for enforcement, investigatory costs, cleanup costs, governmental response costs, removal costs, remedial costs, natural resources damages, property damages, personal injuries or penalties) arising out of, based on or resulting from circumstances forming the basis of any actual or alleged noncompliance with, violation of, or liability under, any Environmental Law or Environmental Permit;

(B) “Environmental Laws” means all domestic or foreign federal, state and local laws, principles of common law and orders relating to pollution, the environment (including ambient air, surface water, groundwater, land surface or subsurface strata) or protection of human health as it relates to the environment including laws relating to the presence or Release of Hazardous Materials, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of, or exposure to, Hazardous Materials;

(C) “Hazardous Materials” means (a) any petroleum or petroleum products, radioactive materials, asbestos in any form that is or could become friable, urea formaldehyde foam insulation, and polychlorinated biphenyls; and (b) any chemical, material, substance or waste that is prohibited, limited or regulated under any Environmental Law; and

(D) “Release” means any spill, emission, leaking, injection, deposit, disposal, discharge, dispersal, leaching or migration into the atmosphere, soil, surface water, groundwater or property.

(o) Ownership of Nuclear Power Plants. The operations of the nuclear generation stations owned, in whole or part, by Progress or its subsidiaries (collectively, the “Progress Nuclear Facilities”) are and have been conducted in compliance with all applicable laws and Permits, except for such failures to comply that, individually or in the aggregate, have not had and could not reasonably be expected to have a material adverse effect on Progress. Each of the

Progress Nuclear Facilities maintains, and is in material compliance with, emergency plans designed to respond to an unplanned Release therefrom of radioactive materials and each such plan conforms with the requirements of applicable law in all material respects. The plans for the decommissioning of each of the Progress Nuclear Facilities and for the storage of spent nuclear fuel conform with the requirements of applicable law in all material respects and, solely with respect to the portion of the Progress Nuclear Facilities owned, directly or indirectly, by Progress, are funded consistent with applicable law. Since December 31, 2008, the operations of the Progress Nuclear Facilities have not been the subject of any notices of violation, any ongoing proceeding, NRC Diagnostic Team Inspections or requests for information from the NRC or any other agency with jurisdiction over such facility, except for such notices or requests for information that, individually or in the aggregate, have not had and could not reasonably be expected to have a material adverse effect on Progress. No Progress Nuclear Facility is listed by the NRC in the Unacceptable Performance column of the NRC Action Matrix, as a part of NRC’s Assessment of Licensee Performance. Liability insurance to the full extent required by law for operating the Progress Nuclear Facilities remains in full force and effect regarding such facilities, except for failures to maintain such insurance in full force and effect that, individually or in the aggregate, have not had and could not reasonably be expected to have a material adverse effect on Progress.

(p) Vote Required. Assuming the accuracy of the representation and warranty contained in Section 3.02(r), the affirmative vote of the holders of record of at least a majority of the outstanding shares of Progress Common Stock, with respect to the approval of this Agreement (the “Progress Shareholder Approval”), is the only vote of the holders of any class or series of the capital stock of Progress or its subsidiaries required to approve this Agreement, the Merger and the other transactions contemplated hereby.

(q) Opinions of Financial Advisors. The Board of Directors of Progress has received the opinion of each of Lazard Freres & Co. LLC and Barclays Capital Inc., to the effect that, as of the date of such opinion and based on the assumptions, qualifications and limitations contained therein, the Exchange Ratio is fair, from a financial point of view, to the holders of Progress Common Stock.

(r) Ownership of Duke Capital Stock. Neither Progress nor any of its subsidiaries or other affiliates beneficially owns any shares of Duke capital stock.

(s) Articles 9 and 9A of the NCBCA Not Applicable; Other Statutes. Progress has taken all necessary actions, if any, so that the provisions of Articles 9 and 9A of the NCBCA will not, before the termination of this Agreement, apply to this Agreement, the Merger or the other transactions contemplated hereby. No “fair price,” “merger moratorium,” “control share acquisition,” or other anti-takeover or similar statute or regulation applies or purports to apply to this Agreement, the Merger or the other transactions contemplated hereby.

(t) Joint Venture Representations. Each representation or warranty made by Progress in this Section 3.01 relating to a Progress Joint Venture that is neither operated nor managed solely by Progress or a Progress subsidiary shall be deemed made only to the knowledge of Progress.

(u) Insurance. Except for failures to maintain insurance or self-insurance that, individually or in the aggregate, have not had and could not reasonably be expected to have a material adverse effect on Progress, from January 1, 2007, through the date of this Agreement, each of Progress and its subsidiaries has been continuously insured with financially responsible insurers or has self-insured, in each case in such amounts and with respect to such risks and losses as are customary for companies in the United States conducting the business conducted by Progress and its subsidiaries during such time period. Neither Progress nor any of its subsidiaries has received any notice of any pending or threatened cancellation, termination or premium increase with respect to any insurance policy of Progress or any of its subsidiaries, except with respect to any cancellation, termination or premium increase that, individually or in the aggregate, has not had and could not reasonably be expected to have a material adverse effect on Progress.

(v) Energy Price Risk Management. Progress has established risk parameters, limits and guidelines in compliance with the risk management policy approved by Progress’s Board of Directors (the “Progress Risk Management Guidelines”) and monitors compliance by Progress and its subsidiaries with such energy price risk parameters. Progress has provided the Progress Risk Management Guidelines to Duke prior to the date of this Agreement. Progress is in compliance in all material respects with the Progress Risk Management Guidelines.

(w) Progress Material Contracts.

(i) For purposes of this Agreement, the term “Progress Material Contract” shall mean any Contract to which Progress or any of its subsidiaries is a party or bound as of the date hereof:

(A) that is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC);

(B) that (1) purports to limit in any material respect either the type of business in which Progress or its subsidiaries (or, after the Effective Time, Duke or its subsidiaries) or any of their respective affiliates may engage or the manner or geographic area in which any of them may so engage in any business, (2) would require the disposition of any material assets or line of business of Progress or its subsidiaries (or, after the Effective Time, Duke or its subsidiaries) or any of their respective affiliates as a result of the consummation of the transactions contemplated by this Agreement, (3) is a material Contract that grants “most favored nation” status that, following the Effective Time, would impose obligations upon Duke or its subsidiaries, including Progress and its subsidiaries, or (4) prohibits or limits, in any material respect, the right of Progress or any of its subsidiaries (or, after the Effective Time, Duke or its subsidiaries) to make, sell or distribute any products or services or use, transfer, license or enforce any of their respective intellectual property rights; or

(C) that (1) has an aggregate principal amount, or provides for an aggregate obligation, in excess of $100,000,000 (I) evidencing indebtedness for borrowed money of Progress or any of its subsidiaries to any third party, (II) guaranteeing any such indebtedness of a third party or (III) containing a covenant restricting the payment of dividends, or (2) has the economic effect of any of the items set forth in subclause (1) above.

(ii) Neither Progress nor any subsidiary of Progress is in breach of or default under the terms of any Progress Material Contract and no event has occurred that (with or without notice or lapse of time or both) could result in a breach or default under any Progress Material Contract where such breach or default could reasonably be expected to have, individually or in the aggregate, a material adverse effect on Progress. To the knowledge of Progress, no other party to any Progress Material Contract is in breach of or default under the terms of any Progress Material Contract where such breach or default has had, or could reasonably be expected to have, individually or in the aggregate, a material adverse effect on Progress. Except as could not reasonably be expected to have, individually or in the aggregate, a material adverse effect on Progress, each Progress Material Contract is a valid and binding obligation of Progress or the subsidiary of Progress which is party thereto and, to the knowledge of Progress, of each other party thereto, and is in full force and effect, except that such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws, now or hereafter in effect, relating to creditors’ rights generally and to general equitable principles.

(x) Anti-Bribery Laws.

(i) To the knowledge of Progress, Progress and its subsidiaries are, and since January 1, 2008, have been, in compliance in all material respects with all statutory and regulatory requirements under the Foreign Corrupt Practices Act (15 U.S.C. §§ 78dd-1, et seq.), as amended, the Anti-Kickback Act of 1986, as amended, the Organization for Economic Cooperation and Development Convention Against Bribery of Foreign Officials in International Business Transactions and all legislation implementing such convention and all other international anti-bribery conventions, and all other anti-corruption and bribery laws (including any applicable written standards, requirements, directives or policies of any Governmental Authority) (the “Anti-Bribery Laws”) in jurisdictions in which Progress and its subsidiaries have operated or currently operate. Since January 1, 2008, neither Progress nor any of its subsidiaries has received any communication from any Governmental Authority or any written communication from any third party that alleges that Progress, any of its subsidiaries or any employee or agent thereof is in material violation of any Anti-Bribery Laws, and no such potential or actual material violation or liability has been discovered.

(ii) Without limiting the other provisions of this Section 3.01(x), since January 1, 2008, none of Progress or its subsidiaries nor, to the knowledge of Progress, any of their respective current or former directors, officers, principals, employees, managers, sales persons, consultants or other agents or representatives, distributors, contractors, joint venturers or any other person acting on any of their behalf, has, directly or indirectly, made or offered or solicited or accepted any contribution, gift, gratuity, entertainment, bribe, rebate, payoff, influence payment, kickback or other payment or anything else of value to or from any person, private or public (including customers, potential customers, political parties, elected officials and candidates), whether in money, property, services or any other form, to influence any act of such person in such person’s official capacity, inducing such person to do or omit to do any act in violation of the lawful official duty of such person or securing an improper advantage or to induce such person to use such person’s influence to obtain or retain business for Progress or its subsidiaries or otherwise to confer any benefit to Progress or its subsidiaries in violation in any material respect of any Anti-Bribery Laws.

(iii) Since January 1, 2006, neither Progress nor any of its subsidiaries has made any disclosure (voluntary or otherwise) to any Governmental Authority with respect to any alleged material irregularity, material misstatement or material omission or other potential material violation or liability arising under or relating to any Anti-Bribery Law.

Section 3.02 Representations and Warranties of Duke and Merger Sub. Except as set forth in the letter dated the date of this Agreement and delivered to Progress by Duke concurrently with the execution and delivery of this Agreement (the “Duke Disclosure Letter”) or, to the extent the qualifying nature of such disclosure is readily apparent therefrom and excluding any forward-looking statements, risk factors and other similar statements that are cautionary and non-specific in nature, as set forth in the Duke SEC Reports filed on or after January 1, 2009 and prior to the date hereof, Duke and Merger Sub represent and warrant to Progress as follows:

(a) Organization and Qualification.

(i) Each of Duke and its subsidiaries is duly organized, validly existing and in good standing (with respect to jurisdictions that recognize the concept of good standing) under the laws of its jurisdiction of organization and has full power and authority to conduct its business as and to the extent now conducted and to own, use and lease its assets and properties, except for such failures to be so organized, existing and in good standing (with respect to jurisdictions that recognize the concept of good standing) or to have such power and authority that, individually or in the aggregate, have not had and could not be reasonably expected to have a material adverse effect on Duke. Each of Duke and its subsidiaries is duly qualified, licensed or admitted to do business and is in good standing (with respect to jurisdictions that recognize the concept of good standing) in each jurisdiction in which the ownership, use or leasing of its assets and properties, or the conduct or nature of its business, makes such qualification, licensing or admission necessary, except for such failures to be so qualified, licensed or admitted and in good standing (with respect to jurisdictions that recognize the concept of good standing) that, individually or in the aggregate, have not had and could not reasonably be expected to have a material adverse effect on Duke. Section 3.02(a) of the Duke Disclosure Letter sets forth as of the date of this Agreement the name and jurisdiction of organization of each subsidiary of Duke. Merger Sub is a newly formed corporation and has engaged in no activities except as contemplated by this Agreement. All of the outstanding capital stock of Merger Sub is owned directly by Duke. No subsidiary of Duke owns any stock in Duke. Duke has made available to Progress prior to the date of this Agreement a true and complete copy of Duke’s certificate of incorporation and by-laws, each as amended through the date hereof.

(ii) Section 3.02(a) of the Duke Disclosure Letter sets forth a description as of the date of this Agreement, of all Duke Joint Ventures, including (x) the name of each such entity and (y) a brief description of the principal line or lines of business conducted by each such entity.

(iii) Except for interests in the subsidiaries of Duke, the Duke Joint Ventures and interests acquired after the date of this Agreement without violating any covenant or agreement set forth herein, neither Duke nor any of its subsidiaries directly or indirectly owns any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for, any equity or similar interest in, any person, in which the invested capital associated with such interest of Duke or any of its subsidiaries exceeds, individually as of the date of this Agreement, $100,000,000.

(b) Capital Stock.

(i) The authorized capital stock of Duke consists of:

(A) 2,000,000,000 shares of common stock, par value $0.001 per share (the “Duke Common Stock”), of which 1,324,548,714 shares were outstanding as of October 29, 2010; and

(B) 44,000,000 shares of preferred stock, par value $0.001 per share, none of which were outstanding as of the date of this Agreement.

As of the date of this Agreement, no shares of Duke Common Stock are held in the treasury of Duke. As of the date of this Agreement, 13,869,567 shares of Duke Common Stock were subject to outstanding stock options granted under the Duke Employee Stock Option Plans (“Duke Employee Stock Options”), 1,756,064 shares of Duke Common Stock were subject to outstanding awards of phantom stock units of Duke Common Stock (“Duke Phantom Stock Units”), 7,549,720 shares of Duke Common Stock were subject to outstanding awards of performance shares of Duke Common Stock, determined at maximum performance levels (“Duke Performance Shares”) and 75,901,515 additional shares of Duke Common Stock were reserved for issuance pursuant to the Duke Power Company Stock Incentive Plan, the Duke Energy Corporation 1998 Long-Term Incentive Plan, the Duke Energy Corporation 2006 Long-Term Incentive Plan, the Duke Energy Corporation 2010 Long-Term Incentive Plan, the Duke Energy Corporation Directors’ Savings Plan, the Duke Energy Corporation Executive Savings Plan and any other compensatory plan, program or arrangement under which shares of Duke Common Stock are reserved for issuance (collectively, the “Duke Employee Stock Option Plans”). Since October 29, 2010, no shares of Duke Common Stock have been issued except pursuant to the Duke Employee Stock Option Plans and Duke Employee Stock Options issued thereunder, and from October 29, 2010 to the date of this Agreement, no shares of Duke Common Stock have been issued other than 268,498 shares of Duke Common Stock issued pursuant to the Duke Employee Stock Option Plans or Duke Employee Stock Options issued thereunder. All of the issued and outstanding shares of Duke Common Stock are, and all shares reserved for issuance will be, upon issuance in accordance with the terms specified in the instruments or agreements pursuant to which they are issuable, duly authorized, validly issued, fully paid and nonassessable. Except as disclosed in this Section 3.02(b), as of date of this Agreement there are no outstanding Options obligating Duke or any of its subsidiaries (A) to issue or sell any shares of capital stock of Duke, (B) to grant, extend or enter into any Option with respect thereto, (C) redeem or otherwise acquire any such shares of capital stock or other equity interests or (D) provide a material amount of funds to, or make any material investment (in the form of a loan, capital contribution or otherwise) in, any of their respective subsidiaries.

(ii) Except as permitted by this Agreement, all of the outstanding shares of capital stock of each subsidiary of Duke are duly authorized, validly issued, fully paid and nonassessable and are owned, beneficially and of record, by Duke or a subsidiary of Duke, free and clear of any Liens, except for any of the foregoing that, individually or in the aggregate, have not had and could not reasonably be expected to have a material adverse effect on Duke. All of the outstanding shares of capital stock of Merger Sub are duly authorized, validly issued, fully paid and nonassessable and are owned, beneficially and of record, directly by Duke. The shares of Merger Sub owned by Duke are owned free and clear of any Liens. There are no (A) outstanding Options obligating Duke or any of its subsidiaries to issue or sell any shares of capital stock of any subsidiary of Duke or to grant, extend or enter into any such Option or (B) voting trusts, proxies or other commitments, understandings, restrictions or arrangements in favor of any person other than Duke or a subsidiary wholly-owned, directly or indirectly, by Duke with respect to the voting of or the right to participate in dividends or other earnings on any capital stock of Duke or any subsidiary of Duke.

(iii) As of the date of this Agreement, none of the subsidiaries of Duke or the Duke Joint Ventures is a “public utility company,” a “holding company,” a “subsidiary company” or an “affiliate” of any holding company within the meaning of Section 2(a)(5), 2(a)(7), 2(a)(8) or 2(a)(11) of the 2005 Act, respectively. None of Duke, its subsidiaries and the Duke Joint Ventures is registered under the 2005 Act.

(iv) As of the date of this Agreement, no bonds, debentures, notes or other indebtedness of Duke or any of its subsidiaries having the right to vote (or which are convertible into or exercisable for securities having the right to vote) (collectively, “Duke Voting Debt”) on any matters on which Duke shareholders may vote are issued or outstanding nor are there any outstanding Options obligating Duke or any of its subsidiaries to issue or sell any Duke Voting Debt or to grant, extend or enter into any Option with respect thereto.

(v) Each share of Duke Common Stock to be issued in the Merger shall be duly authorized, validly issued, fully paid and nonassessable and free and clear of any Liens.

(vi) There have been no repricings of any Duke Employee Stock Options through amendments, cancellation and reissuance or other means during the current or prior two (2) calendar years. None of the Duke Employee Stock Options, Duke Phantom Stock Units or Duke Performance Shares (A) have been granted since August 6, 2010, except as permitted by this Agreement, or (B) have been granted in contemplation of the Merger or the transactions contemplated in this Agreement. None of the Duke Employee Stock Options was granted with an exercise price below the per share closing price on the NYSE on the date of grant. All grants of Duke Employee Stock Options, Duke Phantom Stock Units and Duke Performance Shares were validly made and properly approved by the Board of Directors of Duke (or a duly authorized committee or subcommittee thereof) in compliance with all applicable laws and recorded on the consolidated financial statements of Duke in accordance with GAAP, and no such grants of Duke Employee Stock Options involved any “back dating,” “forward dating” or similar practices.

(c) Authority. Duke has full corporate power and authority to enter into this Agreement, to perform its obligations hereunder and, subject to obtaining Duke Shareholder Approval, to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement by Duke and the consummation by Duke of the transactions contemplated hereby have been duly and validly adopted and unanimously approved by the Board of Directors of Duke, the Board of Directors of Duke has recommended approval by the shareholders of Duke of the Duke Charter Amendment and the Duke Share Issuance, and directed that the Duke Charter Amendment and Duke Share Issuance be submitted to the shareholders of Duke for their approval, and no other corporate proceedings on the part of Duke or its shareholders are necessary to authorize the execution, delivery and performance of this Agreement by Duke and the consummation by Duke of the Merger and the other transactions contemplated hereby, other than obtaining Duke Shareholder Approval. This Agreement has been duly and validly executed and delivered by Duke and, assuming this Agreement constitutes the legal, valid and binding obligation of Progress, constitutes a legal, valid and binding obligation of Duke enforceable against Duke in accordance with its terms, except that such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws, now or hereafter in effect, relating to creditors’ rights generally and to general equitable principles.

(d) No Conflicts; Approvals and Consents.

(i) The execution and delivery of this Agreement by Duke does not, and the performance by Duke of its obligations hereunder and the consummation of the Merger and the other transactions contemplated hereby will not, conflict with, result in a violation or breach of, constitute (with or without notice or lapse of time or both) a default under, result in or give to any person any right of payment or reimbursement, termination, cancellation, modification or acceleration of, or result in the creation or imposition of any Lien upon any of the assets or properties of Duke or any of its subsidiaries or any of the Duke Joint Ventures under, any of the terms, conditions or provisions of (A) subject to the effectiveness of the Duke Charter Amendment, the certificates or articles of incorporation or by-laws (or other comparable organizational documents) of Duke or any of its subsidiaries or any of the Duke Joint Ventures, or (B) subject to the obtaining of Duke Shareholder Approval and the taking of the actions described in paragraph (ii) of this Section 3.02(d), including the Duke Required Statutory Approvals, (x) any laws or orders of any Governmental Authority applicable to Duke or any of its subsidiaries or any of the Duke Joint Ventures or any of their respective assets or properties, or (y) any note, bond, mortgage, security agreement, credit agreement, indenture, license, franchise, permit, concession, contract, lease, obligation or other instrument to which Duke or any of its subsidiaries or any of the Duke Joint Ventures is a party or by which Duke or any of its subsidiaries or any of the Duke Joint Ventures or any of their respective assets or properties is bound, excluding from the foregoing clauses (x) and (y) such items that, individually or in the aggregate, have not had and could not reasonably be expected to have a material adverse effect on Duke.

(ii) Except for (A) compliance with, and filings under, the HSR Act; (B) the filing with and, to the extent required, the declaration of effectiveness by, the SEC of (1) the Joint Proxy Statement pursuant to the Exchange Act, (2) the Form S-4 and (3) such reports under the Exchange Act as may be required in connection with this Agreement and the transactions contemplated hereby; (C) the filing of documents with various state securities authorities that may be required in connection with the transactions contemplated hereby; (D) such filings with and approvals of the NYSE with respect to the Duke Charter Amendment, if necessary, and to permit the shares of Duke Common Stock that are to be issued pursuant to Article II to be listed on the NYSE; (E) the registration, consents, approvals and notices required under the 2005 Act; (F) notice to, and the consent and approval of, FERC under Section 203 of the Power Act, or an order under the Power Act disclaiming jurisdiction over the transactions contemplated hereby; (G) the filing of an application to, and consent and approval of, and issuance of any required licenses and license amendments by, the NRC under the Atomic Energy Act; (H) the filing of the Certificate of Amendment with respect to the Duke Charter Amendment with the Secretary of State of the State of Delaware and the Articles of Merger and other appropriate merger documents required by the NCBCA with the Secretary of State of the State of North Carolina and appropriate documents with the relevant authorities of other states in which Duke is qualified to do business; (I) compliance with and such filings as may be required under applicable Environmental Laws; (J) to the extent required, notice to and the approval of, the Applicable PSCs; (K) the FCC Pre-Approvals; (L) such other items as disclosed in Section 3.02(d) of the Duke Disclosure Letter; and (M) compliance with, and filings under, antitrust or competition laws of any foreign jurisdiction, if required (the items set forth above in clauses (A) through (H) and (J) collectively, the “Duke Required Statutory Approvals”), no Consents or action of, registration, declaration or filing with or notice to any Governmental Authority is necessary or required to be obtained or made in connection with the execution and delivery of this Agreement by Duke, the performance by Duke of its obligations hereunder or the consummation of the Merger and the other transactions contemplated hereby, other than such items that the failure to make or obtain, as the case may be, individually or in the aggregate, could not reasonably be expected to have a material adverse effect on Duke.

(e) SEC Reports, Financial Statements and Utility Reports.

(i) Duke and its subsidiaries have filed or furnished each form, report, schedule, registration statement, registration exemption, if applicable, definitive proxy statement and other document (together with all amendments thereof and supplements thereto) required to be filed or furnished by Duke or any of its subsidiaries pursuant to the Securities Act or the Exchange Act with the SEC since January 1, 2007 (as such documents have since the time of their filing been amended or supplemented, the “Duke SEC Reports”). As of their respective dates, after giving effect to any amendments or supplements thereto, the Duke SEC Reports (A) complied as to form in all material respects with the requirements of the Securities Act and the Exchange Act, if applicable, as the case may be, and, to the extent applicable, SOX and (B) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(ii) Each of the principal executive officer of Duke and the principal financial officer of Duke (or each former principal executive officer of Duke and each former principal financial officer of Duke, as applicable) has made all certifications required by Rule 13a-14 or 15d-14 under the Exchange Act or Sections 302 and 906 of SOX and the rules and regulations of the SEC promulgated thereunder with respect to the Duke SEC Reports. For purposes of the preceding sentence, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in SOX. Since January 1, 2007, neither Duke nor any of its subsidiaries has arranged any outstanding “extensions of credit” to directors or executive officers within the meaning of Section 402 of SOX.

(iii) The audited consolidated financial statements and unaudited interim consolidated financial statements (including, in each case, the notes, if any, thereto) included in the Duke SEC Reports (the “Duke Financial Statements”) complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto in effect at the time of filing or furnishing the applicable Duke SEC Report, were prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto and except with respect to unaudited statements as permitted by Form 10-Q of the SEC) and fairly present (subject, in the case of the unaudited interim financial statements, to normal, recurring year-end audit adjustments that were not or are not expected to be, individually or in the aggregate, materially adverse to Duke) the consolidated financial position of Duke and its consolidated subsidiaries as of the respective dates thereof and the consolidated results of their operations and cash flows for the respective periods then ended.

(iv) All filings (other than immaterial filings) required to be made by Duke or any of its subsidiaries since January 1, 2007, under the 2005 Act, the Power Act, the Atomic Energy Act, the Natural Gas Act, the Natural Gas Policy Act of 1978, the Communications Act of 1934 and applicable state laws and regulations, have been filed with the SEC, the FERC, the DOE, the NRC, the FCC or any applicable state public utility commissions (including, to the extent required, NCUC, PSCSC, PUCO, IURC and KPSC), as the case may be, including all forms, statements, reports, agreements (oral or written) and all documents, exhibits, amendments and supplements appertaining thereto, including all rates, tariffs, franchises, service agreements and related documents, and all such filings complied, as of their respective dates, with all applicable requirements of the applicable statute and the rules and regulations thereunder, except for filings the failure of which to make or the failure of which to make in compliance with all applicable requirements of the applicable statute and the rules and regulations thereunder, individually or in the aggregate, have not had and could not reasonably be expected to have a material adverse effect on Duke.

(v) Duke has designed and maintains a system of internal control over financial reporting (as defined in Rules 13a–15(f) and 15d–15(f) of the Exchange Act) sufficient to provide reasonable assurances regarding the reliability of financial reporting. Duke (x) has designed and maintains disclosure controls and procedures (as defined in Rules 13a–15(e) and 15d–15(e) of the Exchange Act) to provide reasonable assurance that all information required to be disclosed by Duke in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to Duke’s management as appropriate to allow timely decisions regarding required disclosure, and (y) has disclosed, based on its most recent evaluation of internal control over financial reporting, to Duke’s outside auditors and the audit committee of the Board of Directors of Duke (A) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect Duke’s ability to record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in Duke’s internal control over financial reporting. Since December 31, 2006, any material change in internal control over financial reporting required to be disclosed in any Duke SEC Report has been so disclosed.

(vi) Since December 31, 2006, (x) neither Duke nor any of its subsidiaries nor, to the knowledge of the Executive Officers (for the purposes of this Section 3.02(e)(vi), as such term is defined in Section 3b-7 of the Exchange Act) of Duke, any director, officer, employee, auditor, accountant or representative of Duke or any of its subsidiaries has received or otherwise obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Duke or any of its subsidiaries or their respective internal accounting controls relating to periods after December 31, 2006, including any material complaint, allegation, assertion or claim that Duke or any of its subsidiaries has engaged in questionable accounting or auditing practices (except for any of the foregoing after the date hereof which have no reasonable basis), and (y) to the knowledge of the Executive Officers of Duke, no attorney representing Duke or any of its subsidiaries, whether or not employed by Duke or any of its subsidiaries, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation, relating to periods after December 31, 2006, by Duke or any of its officers, directors, employees or agents to the Board of Directors of Duke or any committee thereof or, to any director or Executive Officer of Duke.

(f) Absence of Certain Changes or Events. Since December 31, 2009 through the date hereof, Duke and its subsidiaries have conducted their respective businesses in all material respects in the ordinary course of business in a consistent manner since such date and there has not been any change, event or development that, individually or in the aggregate, has had or could reasonably be expected to have a material adverse effect on Duke.

(g) Absence of Undisclosed Liabilities. Except for matters reflected or reserved against in the consolidated balance sheet (or notes thereto) as of December 31, 2009, included in the Duke Financial Statements, neither Duke nor any of its subsidiaries has any liabilities or obligations (whether absolute, accrued, contingent, fixed or otherwise, or whether due or to become due) of any nature that would be required by GAAP to be reflected on a consolidated balance sheet of Duke and its consolidated subsidiaries (including the notes thereto), except liabilities or obligations (i) that were incurred in the ordinary course of business consistent with past practice since December 31, 2009, (ii) that were incurred in connection with the transactions contemplated by this Agreement and that are not material in the aggregate or (iii) that, individually or in the aggregate, have not had and could not reasonably be expected to have a material adverse effect on Duke. Neither Duke nor any of its subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar contract or arrangement (including any Contract relating to any transaction or relationship between or among Duke and any of its subsidiaries, on the one hand, and any unconsolidated affiliate, including any structured finance, special purpose or limited purpose entity or person, on the other hand, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act), where the result, purpose or effect of such contract or arrangement is to avoid disclosure of any material transaction involving, or material liabilities of, Duke or any of its subsidiaries, in the Duke Financial Statements or the Duke SEC Reports.

(h) Legal Proceedings. Except for Environmental Claims, which are the subject of Section 3.02(n), as of the date of this Agreement, (i) there are no actions, suits, arbitrations or proceedings pending or, to the knowledge of Duke, threatened against, relating to or affecting, nor to the knowledge of Duke are there any Governmental Authority investigations, inquiries or audits pending or threatened against, relating to or affecting, Duke or any of its subsidiaries or any of the Duke Joint Ventures or any of their respective assets and properties that, in each case, individually or in the aggregate, have had or could reasonably be expected to have a material adverse effect on Duke and (ii) neither Duke nor any of its subsidiaries or material assets is subject to any order of any Governmental Authority that, individually or in the aggregate, has had or could reasonably be expected to have a material adverse effect on Duke.

(i) Information Supplied. None of the information supplied or to be supplied by Duke for inclusion or incorporation by reference in (i) the Form S-4 will, at the time the Form S-4 is filed with the SEC, at any time it is amended or supplemented or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, or (ii) the Joint Proxy Statement will, at the date it is first mailed to Progress’s shareholders or Duke’s shareholders or at the time of the Progress Shareholders Meeting or the Duke Shareholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Joint Proxy Statement (other than the portions thereof relating solely to the Progress Shareholders Meeting) and the Form S-4 will comply as to form in all material respects with the requirements of the Exchange Act and Securities Act, respectively, and the rules and regulations thereunder, except that no representation is made by Duke with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of Progress for inclusion or incorporation by reference in the Joint Proxy Statement or the Form S-4.

(j) Permits; Compliance with Laws and Orders. Duke, its subsidiaries and the Duke Joint Ventures hold all Permits necessary for the lawful conduct of their respective businesses, except for failures to hold such Permits that, individually or in the aggregate, have not had and could not reasonably be expected to have a material adverse effect on Duke. Duke, its subsidiaries and the Duke Joint Ventures are in compliance with the terms of their Permits, except failures so to comply that, individually or in the aggregate, have not had and could not reasonably be expected to have a material adverse effect on Duke. Duke, its subsidiaries and the Duke Joint Ventures are not, and since January 1, 2008 have not been, in violation of or default under any law or order of any Governmental Authority, except for such violations or defaults that, individually or in the aggregate, have not had and could not reasonably be expected to have a material adverse effect on Duke. Duke is, and since January 1, 2008 has been, in compliance in all material respects with (i) SOX and (ii) the applicable listing standards and corporate governance rules and regulations of the NYSE. The above provisions of this Section 3.02(j) do not relate to matters with respect to taxes, such matters being the subject of Section 3.02(k), Environmental Permits and Environmental Laws, such matters being the subject of Section 3.02(n), benefits plans, such matters being the subject of Section 3.02(l), and nuclear power plants, such matters being the subject of Section 3.02(o).

(k) Taxes.

(i) Except as has not had, and could not reasonably be expected to have, a material adverse effect on Duke:

(A) Each of Duke and its subsidiaries has timely filed, or has caused to be timely filed on its behalf, all Tax Returns required to be filed by it, and all such Tax Returns are true, complete and accurate. All Taxes shown to be due and owing on such Tax Returns have been timely paid.

(B) The most recent financial statements contained in the Duke SEC Reports filed prior to the date of this Agreement reflect, in accordance with GAAP, an adequate reserve for all Taxes payable by Duke and its subsidiaries for all taxable periods through the date of such financial statements.

(C) There is no audit, examination, deficiency, refund litigation, proposed adjustment or matter in controversy with respect to any Taxes or Tax Return of Duke or its subsidiaries, and, to the knowledge of Duke, neither Duke nor any of its subsidiaries has received written notice of any claim made by a governmental authority in a jurisdiction where Duke or any of its subsidiaries, as applicable, does not file a Tax Return, that Duke or such subsidiary is or may be subject to income taxation by that jurisdiction. No deficiency with respect to any Taxes has been proposed, asserted or assessed against Duke or any of its subsidiaries, and no requests for waivers of the time to assess any Taxes are pending.

(D) There are no outstanding written agreements, consents or waivers to extend the statutory period of limitations applicable to the assessment of any Taxes or deficiencies against Duke or any of its subsidiaries, and no power of attorney granted by either Duke or any of its subsidiaries with respect to any Taxes is currently in force.

(E) Neither Duke nor any of its subsidiaries is a party to any agreement providing for the allocation or sharing of Taxes imposed on or with respect to any individual or other person (other than (I) such agreements with customers, vendors, lessors or the like entered into in the ordinary course of business, and (II) agreements with or among Duke or any of its subsidiaries), and neither Duke nor any of its subsidiaries (A) has been a member of an affiliated group (or similar state, local or foreign filing group) filing a consolidated U.S. federal income Tax Return (other than the group the common parent of which is Duke or a subsidiary of Duke) or (B) has any liability for the Taxes of any person (other than Duke or any of its subsidiaries) (I) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign law), or (II) as a transferee or successor.

(F) There are no material Liens for Taxes (other than for current Taxes not yet due and payable) on the assets of Duke and its subsidiaries.

(ii) Neither Duke nor any of its subsidiaries has taken or agreed to take any action or knows of any fact, agreement, plan or other circumstance that is reasonably likely to prevent or impede the Merger from qualifying as a reorganization under Section 368(a) of the Code.

(l) Employee Benefit Plans; ERISA.

(i) Except for such matters that, individually or in the aggregate, have not had and could not reasonably be expected to have a material adverse effect on Duke, (A) all Duke Employee Benefit Plans are in compliance with all applicable requirements of law, including

ERISA and the Code, and (B) there does not now exist, nor do any circumstances exist that could result in, any Controlled Group Liability that would be a liability of Duke or any of its subsidiaries following the Closing. The only material employment agreements, severance agreements or severance policies applicable to Duke or any of its subsidiaries are the agreements and policies disclosed in Section 3.02(l)(i) of the Duke Disclosure Letter.

(ii) As used herein, “Duke Employee Benefit Plan” means any Plan entered into, established, maintained, sponsored, contributed to or required to be contributed to by Duke or any of its subsidiaries for the benefit of the current or former employees or directors of Duke or any of its subsidiaries and existing on the date of this Agreement or at any time subsequent thereto and, in the case of a Plan that is subject to Part 3 of Title I of ERISA, Section 412 of the Code or Title IV of ERISA, at any time during the five-year period preceding the date of this Agreement with respect to which Duke or any of its subsidiaries has or could reasonably be expected to have any present or future actual or contingent liabilities.

(iii) No event has occurred, and there exists no condition or set of circumstances in connection with any Duke Employee Benefit Plan, that has had or could reasonably be expected to have a material adverse effect on Duke.

(iv) Section 3.02(l)(iv) of the Duke Disclosure Letter identifies each Duke Employee Benefit Plan that provides, upon the occurrence of a change in the ownership or effective control of Duke or its subsidiaries or a change in the ownership of all or a substantial portion of the assets of Duke or its subsidiaries, either alone or upon the occurrence of any additional or subsequent events and whether or not applicable to the transactions contemplated by this Agreement, for (A) an acceleration of the time of payment of or vesting in, or an increase in the amount of, compensation or benefits due any current or former employee, director or officer of Duke or its subsidiaries, (B) any forgiveness of indebtedness or obligation to fund compensation or benefits with respect to any such employee, director or officer, or (C) an entitlement of any such employee, director or officer to severance pay, unemployment compensation or any other payment or other benefit.

(v) Each Duke Employee Benefit Plan that is in any part a “nonqualified deferred compensation plan” subject to Section 409A of the Code (A) materially complies and, at all times after December 31, 2008 has materially complied, both in form and operation, with the requirements of Section 409A of the Code and the final regulations thereunder and (B) between January 1, 2005 and December 31, 2008 was operated in material reasonable, good faith compliance with Section 409A of the Code, as determined under applicable guidance of the Treasury and the Internal Revenue Service.

(m) Labor Matters. As of the date hereof, neither Duke nor any of its subsidiaries is a party to, bound by or in the process of negotiating any collective bargaining agreement or other labor agreement with any union or labor organization. As of the date of this Agreement, there are no disputes, grievances or arbitrations pending or, to the knowledge of Duke, threatened between Duke or any of its subsidiaries and any trade union or other representatives of its employees and there is no charge or complaint pending or threatened in writing against Duke or any of its subsidiaries before the NLRB or any similar Governmental Authority, except in each case as, individually or in the aggregate, have not had and could not reasonably be expected to have a material adverse effect on Duke, and, to the knowledge of Duke, as of the date of this Agreement, there are no material organizational efforts presently being made involving any of the employees of Duke or any of its subsidiaries. From December 31, 2007, to the date of this Agreement, there has been no work stoppage, strike, slowdown or lockout by or affecting employees of Duke or any of its subsidiaries and, to the knowledge of Duke, no such action has been threatened in writing, except in each case as, individually or in the aggregate, have not had and could not reasonably be expected to have a material adverse effect on Duke. Except as, individually or in the aggregate, has not had and could not reasonably be expected to have a material adverse effect on Duke: (A) there are no litigations, lawsuits, claims, charges, complaints, arbitrations, actions, investigations or proceedings pending or, to the knowledge of Duke, threatened between or involving Duke or any of its subsidiaries and any of their respective current or former employees, independent contractors, applicants for employment or classes of the foregoing; (B) Duke and its subsidiaries are in compliance with all applicable laws, orders, agreements, contracts and policies respecting employment and employment practices, including, without limitation, all legal requirements respecting terms and conditions of employment, equal opportunity, workplace health and safety, wages and hours, child labor, immigration, discrimination, disability rights or benefits, facility closures and layoffs, workers’ compensation, labor relations, employee leaves and unemployment insurance; and (C) since January 1, 2007, neither Duke nor any of its subsidiaries has engaged in any “plant closing” or “mass layoff,” as defined in the WARN Act, without complying with the notice requirements of such laws.

(n) Environmental Matters.

(i) Each of Duke, its subsidiaries and the Duke Joint Ventures since January 1, 2008 has been and is in compliance with all applicable Environmental Laws, except where the failure to be in such compliance, individually or in the aggregate, has not had and could not reasonably be expected to have a material adverse effect on Duke.

(ii) Each of Duke, its subsidiaries and the Duke Joint Ventures has obtained all Environmental Permits necessary for the construction of their facilities and the conduct of their operations as of the date of this Agreement, as applicable, and all such Environmental Permits are validly issued, in full force and effect and final, and Duke, its subsidiaries and the Duke Joint Ventures are in compliance with all terms and conditions of the Environmental Permits, except where the failure to obtain such Environmental Permits, of such Permits to be in good standing or, where applicable, of a renewal application to have been timely filed and be pending or to be in such compliance, individually or in the aggregate, has not had and could not reasonably be expected to have a material adverse effect on Duke.

(iii) There is no Environmental Claim pending

(A) against Duke or any of its subsidiaries or any of the Duke Joint Ventures;

(B) to the knowledge of Duke, against any person or entity whose liability for such Environmental Claim has been retained or assumed either contractually or by operation of law by Duke or any of its subsidiaries or any of the Duke Joint Ventures; or

(C) against any real or personal property or operations that Duke or any of its subsidiaries or any of the Duke Joint Ventures owns, leases or manages, in whole or in part, or, to the knowledge of Duke, formerly owned, leased or arranged, in whole or in part, except in the case of clause (A), (B) or (C) for such Environmental Claims that, individually or in the aggregate, have not had and could not reasonably be expected to have a material adverse effect on Duke.

(iv) To the knowledge of Duke, there have not been any Releases of any Hazardous Material that would be reasonably likely to form the basis of any Environmental Claim against Duke or any of its subsidiaries or any of the Duke Joint Ventures, in each case, except for such Releases that, individually or in the aggregate, have not had and could not reasonably be expected to have a material adverse effect on Duke.

(o) Operations of Nuclear Power Plants. The operations of the nuclear generation stations owned, in whole or part, by Duke or its subsidiaries (collectively, the “Duke Nuclear Facilities”) are and have been conducted in compliance with all applicable laws and Permits, except for such failures to comply that, individually or in the aggregate, have not had and could not reasonably be expected to have a material adverse effect on Duke. Each of the Duke Nuclear Facilities maintains, and is in material compliance with, emergency plans designed to respond to an unplanned Release therefrom of radioactive materials and each such plan conforms with the requirements of applicable law in all material respects. The plans for the decommissioning of each of the Duke Nuclear Facilities and for the storage of spent nuclear fuel conform with the requirements of applicable law in all material respects and, solely with respect to the portion of the Duke Nuclear Facilities owned, directly or indirectly, by Duke, are funded consistent with applicable law. Since December 31, 2008, the operations of the Duke Nuclear Facilities have not been the subject of any notices of violation, any ongoing proceeding, NRC Diagnostic Team Inspections or requests for information from the NRC or any other agency with jurisdiction over such facility, except for such notices or requests for information that, individually or in the aggregate, have not had and could not reasonably be expected to have a material adverse effect on Duke. No Duke Nuclear Facility is listed by the NRC in the Unacceptable Performance column of the NRC Action Matrix, as a part of NRC’s Assessment of Licensee Performance. Liability insurance to the full extent required by law for operating the Duke Nuclear Facilities remains in full force and effect regarding such facilities, except for failures to maintain such insurance in full force and effect that, individually or in the aggregate, have not had and could not reasonably be expected to have a material adverse effect on Duke.

(p) Vote Required. Assuming the accuracy of the representation and warranty contained in Section 3.01(r), the affirmative vote of the holders of record of at least a majority of the shares of Duke Common Stock (i) outstanding, with respect to an amendment to the Amended and Restated Certificate of Incorporation of Duke providing for the Duke Charter Amendment and (ii) voting thereon, provided that the total vote cast represents over fifty percent in interest of all securities entitled to vote on the proposal, with respect to the issuance of shares of Duke Common Stock in connection with the Merger as contemplated by this Agreement (the “Duke Share Issuance”) ((i) and (ii) collectively, the “Duke Shareholder Approval”), are the only votes of the holders of any class or series of the capital stock of Duke or its subsidiaries required to approve this Agreement, the Merger and the other transactions contemplated hereby.

(q) Opinions of Financial Advisors. The Board of Directors of Duke has received the opinion of each of J.P. Morgan Securities LLC and Merrill Lynch, Pierce, Fenner and Smith Incorporated, to the effect that, as of the date of such opinion and based on the assumptions, qualifications and limitations contained therein, the Exchange Ratio is fair, from a financial point of view, to Duke.

(r) Ownership of Progress Capital Stock. Neither Duke nor any of its subsidiaries or other affiliates beneficially owns any shares of Progress capital stock.

(s) Certain Statutes. No “fair price,” “merger moratorium,” “control share acquisition,” or other anti-takeover or similar statute or regulation applies or purports to apply to this Agreement, the Merger or the other transactions contemplated hereby.

(t) Joint Venture Representations. Each representation or warranty made by Duke in this Section 3.02 relating to a Duke Joint Venture that is neither operated nor managed solely by Duke or a Duke subsidiary shall be deemed made only to the knowledge of Duke.

(u) Insurance. Except for failures to maintain insurance or self-insurance that, individually or in the aggregate, have not had and could not reasonably be expected to have a material adverse effect on Duke, from January 1, 2007, through the date of this Agreement, each of Duke and its subsidiaries has been continuously insured with financially responsible insurers or has self-insured, in each case in such amounts and with respect to such risks and losses as are customary for companies in the United States conducting the business conducted by Duke and its subsidiaries during such time period. Neither Duke nor any of its subsidiaries has received any notice of any pending or threatened cancellation, termination or premium increase with respect to any insurance policy of Duke or any of its subsidiaries, except with respect to any cancellation, termination or premium increase that, individually or in the aggregate, has not had and could not reasonably be expected to have a material adverse effect on Duke.

(v) Energy Price Risk Management. Duke has established risk parameters, limits and guidelines in compliance with the risk management policy approved by Duke’s Board of Directors (the “Duke Risk Management Guidelines”) and monitors compliance by Duke and its subsidiaries with such energy price risk parameters. Duke has provided the Duke Risk Management Guidelines to Progress prior to the date of this Agreement. Duke is in compliance in all material respects with the Duke Risk Management Guidelines.

(w) Duke Material Contracts.

(i) For purposes of this Agreement, the term “Duke Material Contract” shall mean any Contract to which Duke or any of its subsidiaries is a party or bound as of the date hereof:

(A) that is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC);

(B) that (1) purports to limit in any material respect either the type of business in which Duke or its subsidiaries (including, after the Effective Time, Progress or its subsidiaries) or any of their respective affiliates may engage or the manner or geographic area in which any of them may so engage in any business, (2) would require the disposition of any material assets or line of business of Duke or its subsidiaries (including, after the Effective Time, Progress or its subsidiaries) or any of their respective affiliates as a result of the consummation of the transactions contemplated by this Agreement, (3) is a material Contract that grants “most favored nation” status that, following the Effective Time, would impose obligations upon Duke or its subsidiaries, including Progress and its subsidiaries, or (4) prohibits or limits, in any material respect, the right of Duke or any of its subsidiaries (including, after the Effective Time, Progress or its subsidiaries) to make, sell or distribute any products or services or use, transfer, license or enforce any of their respective intellectual property rights; or

(C) that (1) has an aggregate principal amount, or provides for an aggregate obligation, in excess of $200,000,000 (I) evidencing indebtedness for borrowed money of Duke or any of its subsidiaries to any third party, (II) guaranteeing any such indebtedness of a third party or (III) containing a covenant restricting the payment of dividends, or (2) has the economic effect of any of the items set forth in subclause (1) above.

(ii) Neither Duke nor any subsidiary of Duke is in breach of or default under the terms of any Duke Material Contract and no event has occurred that (with or without notice or lapse of time or both) could result in a breach or default under any Duke Material Contract where such breach or default could reasonably be expected to have, individually or in the aggregate, a material adverse effect on Duke. To the knowledge of Duke, no other party to any Duke Material Contract is in breach of or default under the terms of any Duke Material Contract where such breach or default has had, or could reasonably be expected to have, individually or in the aggregate, a material adverse effect on Duke. Except as could not reasonably be expected to have, individually or in the aggregate, a material adverse effect on Duke, each Duke Material Contract is a valid and binding obligation of Duke or the subsidiary of Duke which is party thereto and, to the knowledge of Duke, of each other party thereto, and is in full force and effect, except that such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws, now or hereafter in effect, relating to creditors’ rights generally and to general equitable principles.

(x) Anti-Bribery Laws.

(i) To the knowledge of Duke, Duke and its subsidiaries are, and since January 1, 2008 have been, in compliance in all material respects with the Anti-Bribery Laws in jurisdictions in which Duke and its subsidiaries have operated or currently operate. Since January 1, 2008, neither Duke nor any of its subsidiaries has received any communication from any Governmental Authority or any written communication from any third party that alleges that Duke, any of its subsidiaries or any employee or agent thereof is in material violation of any Anti-Bribery Laws, and no such potential or actual material violation or liability has been discovered.

(ii) Without limiting the other provisions of this Section 3.02(x), since January 1, 2008, none of Duke or its subsidiaries nor, to the knowledge of Duke, any of their respective current or former directors, officers, principals, employees, managers, sales persons, consultants or other agents or representatives, distributors, contractors, joint venturers or any other person acting on any of their behalf, has, directly or indirectly, made or offered or solicited or accepted any contribution, gift, gratuity, entertainment, bribe, rebate, payoff, influence payment, kickback or other payment or anything else of value to or from any person, private or public (including customers, potential customers, political parties, elected officials and candidates), whether in money, property, services or any other form, to influence any act of such person in such person’s official capacity, inducing such person to do or omit to do any act in violation of the lawful official duty of such person or securing an improper advantage or to induce such person to use such person’s influence to obtain or retain business for Duke or its subsidiaries or otherwise to confer any benefit to Duke or its subsidiaries in violation in any material respect of any Anti-Bribery Laws.

(iii) Since January 1, 2006, neither Duke nor any of its subsidiaries has made any disclosure (voluntary or otherwise) to any Governmental Authority with respect to any alleged material irregularity, material misstatement or material omission or other potential material violation or liability arising under or relating to any Anti-Bribery Law.

ARTICLE IV

COVENANTS

Section 4.01 Covenants of Progress. From and after the date of this Agreement until the Effective Time, Progress covenants and agrees as to itself and its subsidiaries that (except as expressly contemplated or permitted by this Agreement, as set forth in Section 4.01 of the Progress Disclosure Letter, for transactions (other than those set forth in Section 4.01(d) to the extent relating to the capital stock of Progress) solely involving Progress and one or more of its direct or indirect wholly-owned subsidiaries or between two or more direct or indirect wholly-owned subsidiaries of Progress, as required by law, or to the extent that Duke shall otherwise previously consent in writing, such consent not to be unreasonably withheld or delayed):

(a) Ordinary Course. Progress and each of its subsidiaries shall conduct their businesses in all material respects in the ordinary course of business consistent with past practice. Without limiting the generality of the foregoing, Progress and its subsidiaries shall use commercially reasonable efforts to preserve intact in all material respects their present business organizations, to maintain in effect all existing Permits and to timely submit renewal applications (as applicable), subject to prudent management of workforce and business needs, to keep available the services of their key officers and employees, to maintain their assets and properties in good working order and condition, ordinary wear and tear excepted, to preserve their relationships with Governmental Authorities, customers and suppliers and others having significant business dealings with them and to comply in all material respects with all laws, orders and Permits of all Governmental Authorities applicable to them.

(b) Charter Documents. Progress shall not amend or propose to amend its articles of incorporation or, other than in a manner that would not materially restrict the operation of its or their businesses, its by-laws or its subsidiaries’ articles of incorporation or by-laws (or other comparable organizational documents).

(c) Dividends. Progress shall not, nor shall it permit any of its subsidiaries to,

(i) declare, set aside or pay any dividends on or make other distributions in respect of any of its capital stock or share capital, except:

(A) that, subject to Section 4.06 of this Agreement, Progress may continue the declaration and payment of regular quarterly cash dividends on Progress Common Stock, not to exceed $0.62 per share for each quarterly dividend, with usual record and payment dates for such dividends in accordance with past dividend practice, and

(B) for the declaration and payment of dividends by a direct or indirect wholly-owned subsidiary of Progress solely to its parent, or by a direct or indirect partially owned subsidiary of Progress (provided, that Progress or a Progress subsidiary receives or is to receive its proportionate share of such dividend or distribution), and

(C) for the declaration and payment of regular cash dividends with respect to preferred stock of Progress’s subsidiaries outstanding as of the date of this Agreement or permitted to be issued under the terms of this Agreement, and

(D) for the declaration and payment of dividends necessary to comply with Section 4.06,

(ii) split, combine, reclassify or take similar action with respect to any of its capital stock or share capital or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or comprised in its share capital,

(iii) adopt a plan of complete or partial liquidation or resolutions providing for or authorizing such liquidation or a dissolution, merger, consolidation, restructuring, recapitalization or other reorganization, or

(iv) except as disclosed in Section 4.01(c)(iv) of the Progress Disclosure Letter, directly or indirectly redeem, repurchase or otherwise acquire any shares of its capital stock or any Option with respect thereto except:

(A) in connection with intercompany purchases of capital stock or share capital, or

(B) for the purpose of funding the Progress Employee Stock Option Plans or employee stock ownership or dividend reinvestment and stock purchase plans, or

(C) mandatory repurchases or redemptions of preferred stock of Progress or its subsidiaries in accordance with the terms thereof.

(d) Share Issuances. Progress shall not, nor shall it permit any of its subsidiaries to, issue, deliver or sell, or authorize or propose the issuance, delivery or sale of, any shares of its capital stock or any Option with respect thereto (other than (i) the issuance of Progress Common Stock upon the exercise of Progress Employee Stock Options outstanding as of the date hereof or issued after the date hereof in accordance with the terms of this Agreement in accordance with their terms, (ii) the issuance of Progress Common Stock in respect of Progress Restricted Stock, Progress Restricted Stock Units, Progress Performance Shares and other equity compensation awards, excluding Progress Employee Stock Options, granted under the Progress Employee Stock Option Plans (“Other Progress Equity Awards”) outstanding as of the date hereof or issued after the date hereof in accordance with the terms of this Agreement in accordance with their terms, (iii) the issuance of Progress Restricted Stock, Progress Performance Shares and the grant of Progress Restricted Stock Units and Other Progress Equity Awards in accordance with their terms providing, in aggregate, up to an additional 2,000,000 shares of Progress Common Stock in any 12-month period following the date hereof, in amounts, at times and on terms and conditions in the ordinary course of business consistent with past practice, with Progress Performance Shares counted assuming the achievement of maximum performance level for the purposes of determining how many shares were granted during any such 12-month period; provided, however, that any Progress Restricted Stock, Progress Restricted Stock Units, Progress Performance Shares and Other Progress Equity Awards granted after the date of this Agreement shall be granted on terms pursuant to which such Progress Restricted Stock, Progress Restricted Stock Units, Progress Performance Shares and Other Progress Equity Awards shall not vest on the Effective Time or otherwise in connection with the occurrence of the transactions contemplated hereby and that, notwithstanding any plan, program or arrangement to the contrary, and except as provided in Section 4.01(d)(iii) of the Progress Disclosure Letter, any definition of “good reason” or any similar concept of constructive termination relating to such awards shall be as defined in Section 4.01(d)(iii) of the Progress Disclosure Letter and the terms and conditions of each grant of Progress Performance Shares shall be consistent with the treatment set forth in Section 5.06(a)(iii), (iv) the pro rata issuance by a subsidiary of its capital stock to its shareholders, and (v) the issuance of shares of Progress Common Stock in connection with any employee benefit plan intended to satisfy the requirements of Section 401(a) of the Code in the ordinary course of business consistent with past practice), or modify or amend any right of any holder of outstanding shares of its capital stock or any Option with respect thereto other than to give effect to Section 5.06.

(e) Acquisitions; Capital Expenditures. Except for (x) acquisitions of, or capital expenditures relating to, the entities, assets and facilities identified in Section 4.01(e) of the Progress Disclosure Letter, (y) expenditures of amounts set forth in Progress’s capital expenditure plan included in Section 4.01(e) of the Progress Disclosure Letter, and (z) capital expenditures (1) required by law or Governmental Authorities or (2) incurred in connection with the repair or replacement of facilities destroyed or damaged due to casualty or accident (whether or not covered by insurance), Progress shall not, nor shall it permit any of its subsidiaries to, make any capital expenditures, or acquire or agree to acquire (whether by merger, consolidation, purchase or otherwise) any person or assets, if (A) in the case of any acquisition or acquisitions or series of related acquisitions of any person, asset or property located within the United States, the expected gross expenditures and commitments pursuant to all such acquisitions (including the amount of any indebtedness and amounts received for negative trading positions assumed) exceeds or may exceed, in the aggregate, $150,000,000, (B) any such acquisition is of persons, properties or assets located outside of the United States, (C) any such acquisition or capital expenditure constitutes any line of business that is not conducted by Progress, its subsidiaries or the Progress Joint Ventures as of the date of this Agreement, or (D) any such acquisition or capital expenditure is reasonably likely, individually or in the aggregate, to materially delay the satisfaction of the conditions set forth in Section 6.02(d) or Section 6.03(d) or prevent the satisfaction of such conditions.

(f) Dispositions. Except for (x) dispositions set forth in Section 4.01(f) of the Progress Disclosure Letter, (y) dispositions of obsolete equipment or assets or dispositions of assets being replaced, in each case in the ordinary course of business consistent with past practice, and (z) dispositions by Progress or its subsidiaries of its assets in accordance with the terms of restructuring and divestiture plans mandated or approved by applicable local or state regulatory agencies, Progress shall not, nor shall it permit any of its subsidiaries to, sell, lease, grant any security interest in or otherwise dispose of or encumber any of its assets or properties if the aggregate value of all such dispositions exceeds or may exceed, in the aggregate, $150,000,000. For the purposes of this Section 4.01(f), the value of any disposition or series of related dispositions shall mean the greater of (i) the book value or (ii) the sales price, in each case of the person, asset or property which is the subject of such disposition and, in each case, together with the indebtedness and amounts paid for negative energy price risk management positions transferred by Progress or its subsidiaries in connection with such disposition.

(g) Indebtedness. Except as disclosed in Section 4.01(g) of the Progress Disclosure Letter, Progress shall not, nor shall it permit any of its subsidiaries to, (A) incur or guarantee any indebtedness or enter into any “keep well” or other agreement to maintain any financial condition of another person or enter into any arrangement having the economic effect of any of the foregoing (including any capital leases, “synthetic” leases or conditional sale or other title retention agreements) other than (i) short-term indebtedness incurred in the ordinary course of business, (ii) letters of credit obtained in the ordinary course of business, (iii) borrowings under Progress’s or its subsidiaries’ existing credit facilities (or replacement facilities permitted by this Section 4.01(g)) but only to the extent the commercial paper market is unavailable to Progress upon reasonable terms and conditions, as to which borrowings Progress agrees to notify Duke promptly following the consummation thereof, (iv) indebtedness incurred in connection with the refunding or refinancing of existing indebtedness (x) at maturity or upon final mandatory redemption (without the need for the occurrence of any special event) or (y) at a lower cost of funds, (v) indebtedness incurred to finance acquisitions permitted pursuant to Section 4.01(e) or indebtedness assumed pursuant thereto, (vi) other indebtedness in an aggregate principal amount not to exceed $250,000,000 outstanding at any time, (vii) guarantees or other credit support issued pursuant to energy price risk management or marketing positions established prior to the date of this Agreement, (viii) in addition to the guarantees or other credit support contemplated by subsection (A)(vii) of this Section 4.01(g), additional guarantees or other credit support issued in connection with energy price risk management or marketing activities in the ordinary course of business and (ix) indebtedness owed to any direct or indirect wholly-owned subsidiary of Progress, or, in the case of a subsidiary of Progress, to Progress or (B) make any loans or advances to any other person, other than (i) in the ordinary course of business consistent with past practice, (ii) to any direct or indirect wholly-owned subsidiary of Progress, or, in the case of a subsidiary of Progress, to Progress or (iii) as required pursuant to any obligation in effect as of the date of this Agreement.

(h) Marketing of Energy; Energy Price Risk Management. Progress shall not, nor shall it permit any of its subsidiaries to, (i) permit any material change in policies governing or otherwise relating to energy price risk management or marketing of energy other than as a result of acquisitions or capital expenditures permitted pursuant to Section 4.01(e) or (ii) enter into any physical commodity transactions, exchange-traded futures and options transactions, over-the-counter transactions and derivatives thereof or similar transactions other than as permitted by the Progress Risk Management Guidelines.

(i) Employee Benefits. Except as required by law, or the terms of any collective bargaining agreement or any Progress Employee Benefit Plan, or as disclosed in Section 4.01(i) of the Progress Disclosure Letter or as otherwise expressly permitted by this Agreement, Progress shall not, nor shall it permit any of its subsidiaries to, enter into, adopt, amend or terminate any Progress Employee Benefit Plan, or other agreement, arrangement, plan or policy between Progress or one of its subsidiaries and one or more of its directors, officers or employees (other than any amendment that is immaterial or administrative in nature), or, except for normal increases in the ordinary course of business consistent with past practice, increase in any manner the compensation or fringe benefits of any director, executive officer or other employee, or, except for normal payments in the ordinary course of business consistent with past practice, and the award of annual bonuses on terms and conditions that are consistent with Section 5.07(g), pay any benefit not required by any plan or arrangement in effect as of the date of this Agreement; provided, however, that the foregoing shall not restrict Progress or its subsidiaries from (i) entering into or making available to newly hired officers and employees or to officers and employees in the context of promotions based on job performance or workplace requirements in the ordinary course of business consistent with past practice, plans, agreements, benefits and compensation arrangements (including incentive grants) that have, consistent with past practice, been made available to newly hired or promoted officers and employees, (ii) entering into severance agreements with, or adopting severance plans in the ordinary course of business consistent with past practice for, employees who are not executive officers in connection with terminations of employment of such employees, or (iii) entering into or amending collective bargaining agreements with existing collective bargaining representatives or newly certified bargaining units regarding mandatory subjects of bargaining under applicable law, in each case in a manner consistent with past practice to the extent permitted by law.

(j) [Intentionally Reserved.]

(k) Accounting. Progress shall not, nor shall it permit any of its subsidiaries to, make any changes in its accounting methods materially affecting the reported consolidated assets, liabilities or results of operations of Progress, except as required by law or GAAP.

(l) Insurance. Progress shall, and shall cause its subsidiaries to, maintain with financially responsible insurance companies (or through self-insurance, consistent with past practice) insurance in such amounts and against such risks and losses as are customary for companies engaged in their respective businesses, to the extent available on commercially reasonable terms.

(m) Taxes. Except as could not reasonably be expected to have a material adverse effect on Progress, Progress shall not, nor shall it permit any of its subsidiaries to, (i) settle any claim, action or proceeding relating to Taxes or (ii) make any Tax election (this clause (m) being the sole provision of this Section 4.01 governing Tax matters).

(n) Release of Claims. Except as disclosed in Section 4.01(n) of the Progress Disclosure Letter and except with respect to any settlements or agreements with or before any Governmental Authorities in the ordinary course of business, Progress shall not, and shall not permit any of its subsidiaries to, waive, release, assign, settle or compromise any claim, action or proceeding against Progress or any of its subsidiaries, other than waivers, releases, assignments, settlements or compromises that (x) with respect to the payment of monetary damages, involve only the payment of monetary damages (A) equal to or less than the amounts specifically reserved with respect thereto on the balance sheet as of December 31, 2009 included in the Progress SEC Documents or (B) that do not exceed $15,000,000 individually or $50,000,000 in the aggregate during any consecutive twelve-month period, and (y) with respect to any non-monetary terms and conditions therein, impose or require actions that would not reasonably be expected individually or in the aggregate to have a material adverse effect on Progress.

(o) Contracts. Except as permitted by Section 4.01(i), Progress shall not, nor shall it permit any of its subsidiaries to, (i) enter into any Contract that would materially restrict, after the Effective Time, Duke and its subsidiaries (including the Surviving Corporation and its subsidiaries) with respect to engaging or competing in any line of business or in any geographic area or (ii) other than in the ordinary course of business, waive, release, or assign any material rights or claims under, or materially modify or terminate any Contract that is material to Progress and its subsidiaries, taken as a whole, (A) in any manner that is materially adverse to Progress or (B) which would prevent or materially delay the consummation of the Merger and the other transactions contemplated by this Agreement, it being understood and agreed that the restriction on material modifications and terminations in clause (ii)(A) shall not apply with respect to any Contract permitted to be entered into under clause (e), (f), (g), (h) or (n) of this Section 4.01.

Section 4.02 Covenants of Duke. From and after the date of this Agreement until the Effective Time, Duke covenants and agrees as to itself and its subsidiaries that (except as expressly contemplated or permitted by this Agreement, as set forth in Section 4.02 of the Duke Disclosure Letter, for transactions (other than those set forth in Section 4.02(d) to the extent relating to the capital stock of Duke) solely involving Duke and one or more of its direct or indirect wholly-owned subsidiaries or between two or more direct or indirect wholly-owned subsidiaries of Duke, as required by law, or to the extent that Progress shall otherwise previously consent in writing, such consent not to be unreasonably withheld or delayed):

(a) Ordinary Course. Duke and each of its subsidiaries shall conduct their businesses in all material respects in the ordinary course of business consistent with past practice. Without limiting the generality of the foregoing, Duke and its subsidiaries shall use commercially reasonable efforts to preserve intact in all material respects their present business organizations, to maintain in effect all existing Permits and to timely submit renewal applications (as applicable), subject to prudent management of workforce and business needs, to keep available the services of their key officers and employees, to maintain their assets and properties in good working order and condition, ordinary wear and tear excepted, to preserve their relationships with Governmental Authorities, customers and suppliers and others having significant business dealings with them and to comply in all material respects with all laws, orders and Permits of all Governmental Authorities applicable to them.

(b) Charter Documents. Duke shall not amend or propose to amend its certificate of incorporation other than in connection with the Duke Charter Amendment or, other than in a manner that would not materially restrict the operation of its or their businesses, its by-laws or its subsidiaries’ certificates of incorporation or by-laws (or other comparable organizational documents).

(c) Dividends. Duke shall not, nor shall it permit any of its subsidiaries to,

(i) declare, set aside or pay any dividends on or make other distributions in respect of any of its capital stock or share capital, except:

(A) that, subject to Section 4.06 of this Agreement, Duke may continue the declaration and payment of regular quarterly cash dividends on Duke Common Stock not to exceed $0.245 per share for each quarterly dividend, with usual record and payment dates for such dividends in accordance with past dividend practice; provided, that Duke may increase its regular quarterly cash dividend to an amount not to exceed $0.25 commencing with the regular quarterly dividend that would be payable in 2011 with respect to the second quarter of 2011 (corresponding to the dividend paid on September 16, 2010) and to an amount not to exceed $0.255 commencing with the regular quarterly dividend that would be payable in 2012 with respect to the second quarter of 2012 (it being Duke’s intention prior to the Effective Time to declare and pay those dividends permitted by this Section 4.02(c)(i)(A) if and to the extent there are funds legally available therefor and such dividends may otherwise lawfully be declared and paid), and

(B) for the declaration and payment of dividends by a direct or indirect wholly-owned subsidiary of Duke solely to its parent, or by a direct or indirect partially owned subsidiary of Duke (provided, that Duke or a Duke subsidiary receives or is to receive its proportionate share of such dividend or distribution), and

(C) for the declaration and payment of dividends necessary to comply with Section 4.06,

(ii) split, combine, reclassify or take similar action with respect to any of its capital stock or share capital or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or comprised in its share capital,

(iii) adopt a plan of complete or partial liquidation or resolutions providing for or authorizing such liquidation or a dissolution, merger, consolidation, restructuring, recapitalization or other reorganization,

(iv) except as disclosed in Section 4.02(c)(iv) of the Duke Disclosure Letter directly or indirectly redeem, repurchase or otherwise acquire any shares of its capital stock or any Option with respect thereto except:

(A) in connection with intercompany purchases of capital stock or share capital, or

(B) for the purpose of funding the Duke Employee Stock Option Plan or employee stock ownership or dividend reinvestment and stock purchase plans, or

(v) bind Duke to any restriction not in existence on the date hereof on the payment by Duke of dividends and distributions on Duke Common Stock.

(d) Share Issuances. Duke shall not, nor shall it permit any of its subsidiaries to, issue, deliver or sell, or authorize or propose the issuance, delivery or sale of, any shares of its capital stock or any Option with respect thereto (other than (i) the issuance of Duke Common Stock upon the exercise of Duke Employee Stock Options outstanding as of the date hereof or issued after the date hereof in accordance with the terms of this Agreement in accordance with their terms, (ii) the issuance of Duke Common Stock in respect of Duke Phantom Stock Units, Duke Performance Shares and other equity compensation awards, excluding Duke Employee Stock Options, granted under the Duke Employee Stock Option Plans (“Other Duke Equity Awards”) outstanding as of the date hereof or issued after the date hereof in accordance with the terms of this Agreement in accordance with their terms, (iii) the issuance of Duke Employee Stock Options, Duke Performance Shares and the grant of Duke Phantom Stock Units and Other Duke Equity Awards in accordance with their terms providing, in aggregate, up to an additional 6,000,000 shares of Duke Common Stock in any 12-month period following the date hereof, in amounts, at times and on terms and conditions in the ordinary course of business consistent with past practice, with each Duke Employee Stock Option counting as 1/4 of a share of Duke Common Stock and Duke Performance Shares counted assuming the achievement of maximum performance level, in each case for the purposes of determining how many shares were granted during any such 12-month period; provided, however, that any Duke Employee Stock Options, Duke Phantom Stock Units, Duke Performance Shares and Other Duke Equity Awards granted after the date of this Agreement shall be granted on terms pursuant to which such Duke Employee Stock Options, Duke Phantom Stock Units, Duke Performance Shares and Other Duke Equity Awards shall not vest on the Effective Time or otherwise in connection with the occurrence of the transactions contemplated hereby and that, notwithstanding any plan, program or arrangement to the contrary, any definition of “good reason” or any similar concept of constructive termination relating to such awards shall be as defined in Section 4.02(d)(iii) of the Duke Disclosure Letter, (iv) the pro rata issuance by a subsidiary of its capital stock to its shareholders and (v) the issuance of shares of Duke Common Stock in connection with any employee benefit plan intended to satisfy the requirements of Section 401(a) of the Code in the ordinary course of business consistent with past practice), or modify or amend any right of any holder of outstanding shares of its capital stock or any Option with respect thereto other than to give effect to Section 5.06.

(e) Acquisitions; Capital Expenditures. Except for (x) acquisitions of, or capital expenditures relating to, the entities, assets and facilities identified in Section 4.02(e) of the Duke Disclosure Letter, (y) expenditures of amounts set forth in Duke’s capital expenditure plan included in Section 4.02(e) of the Duke Disclosure Letter, and (z) capital expenditures (1) required by law or Governmental Authorities or (2) incurred in connection with the repair or replacement of facilities destroyed or damaged due to casualty or accident (whether or not covered by insurance), Duke shall not, nor shall it permit any of its subsidiaries to, make any capital expenditures, or acquire or agree to acquire (whether by merger, consolidation, purchase or otherwise) any person or assets, if (A) the expected gross expenditures and commitments pursuant thereto (including the amount of any indebtedness and amounts received for negative energy price risk management positions assumed) exceeds or may exceed $300,000,000 (no more than $150,000,000 of which may be for any acquisition or series of related acquisitions of any person, asset or property located outside of the United States), (B) any such acquisition or capital expenditure constitutes any line of business that is not conducted by Duke, its subsidiaries or the Duke Joint Ventures as of the date of this Agreement or extends any line of business of Duke, its subsidiaries or the Duke Joint Ventures into any geographic region outside of the continental United States or Canada in which Duke, its subsidiaries or the Duke Joint Ventures do not conduct business as of the date of this Agreement, or (C) any such acquisition or capital expenditure is reasonably likely, individually or in the aggregate, to materially delay the satisfaction of the conditions set forth in Section 6.02(d) or Section 6.03(d) or prevent the satisfaction of such conditions.

(f) Dispositions. Except for (x) dispositions set forth in Section 4.02(f) of the Duke Disclosure Letter, (y) dispositions of obsolete equipment or assets or dispositions of assets being replaced, in each case in the ordinary course of business consistent with past practice, and (z) dispositions by Duke or its subsidiaries of its assets in accordance with the terms of restructuring and divestiture plans mandated or approved by applicable local or state regulatory agencies, Duke shall not, nor shall it permit any of its subsidiaries to, sell, lease, grant any security interest in or otherwise dispose of or encumber any of its assets or properties if (A) the aggregate value of all such dispositions exceeds or may exceed $300,000,000 (no more than $150,000,000 of which may be for any disposition or series of related dispositions of any person, asset or property located outside the United States). For the purposes of this Section 4.02(f), the value of any disposition or series of related dispositions shall mean the greater of (i) the book value or (ii) the sales price, in each case of the person, asset or property which is the subject of such disposition and, in each case, together with the indebtedness and amounts paid for negative energy price risk management positions transferred by Duke or its subsidiaries in connection with such disposition.

(g) Indebtedness. Except as disclosed in Section 4.02(g) of the Duke Disclosure Letter, Duke shall not, nor shall it permit any of its subsidiaries to, (A) incur or guarantee any indebtedness or enter into any “keep well” or other agreement to maintain any financial condition of another person or enter into any arrangement having the economic effect of any of the foregoing (including any capital leases, “synthetic” leases or conditional sale or other title retention agreements) other than (i) short-term indebtedness incurred in the ordinary course of business, (ii) letters of credit obtained in the ordinary course of business, (iii) borrowings under Duke’s or its subsidiaries’ existing credit facilities (or replacement facilities permitted by this Section 4.02(g)) but only to the extent the commercial paper market is unavailable to Duke upon reasonable terms and conditions, and as to which borrowings Duke agrees to notify Progress promptly following the consummation thereof, (iv) indebtedness incurred in connection with the refunding or refinancing of existing indebtedness (x) at maturity or upon final mandatory redemption (without the need for the occurrence of any special event) or (y) at a lower cost of funds, (v) indebtedness incurred to finance acquisitions permitted pursuant to Section 4.02(e) or indebtedness assumed pursuant thereto, (vi) other indebtedness in an aggregate principal amount not to exceed $500,000,000 outstanding at any time, (vii) guarantees or other credit support issued pursuant to energy price risk management or marketing positions established prior to the date of this Agreement, (viii) in addition to the guarantees or other credit support contemplated by subsection (A)(vii) of this Section 4.02(g), additional guarantees or other credit support issued in connection with energy price risk management or marketing activities in the ordinary course of business and (ix) indebtedness owed to any direct or indirect wholly-owned subsidiary of Duke, or, in the case of a subsidiary of Duke, to Duke or (B) make any loans or advances to any other person, other than (i) in the ordinary course of business consistent with past practice, (ii) to any direct or indirect wholly-owned subsidiary of Duke, or, in the case of a subsidiary of Duke, to Duke or (iii) as required pursuant to any obligation in effect as of the date of this Agreement.

(h) Marketing of Energy; Energy Price Risk Management. Except as disclosed in Section 4.02(h) of the Duke Disclosure Letter, Duke shall not, nor shall it permit any of its subsidiaries to, (i) permit any material change in policies governing or otherwise relating to energy price risk management or marketing of energy other than as a result of acquisitions or capital expenditures permitted pursuant to Section 4.02(e) or (ii) enter into any physical commodity transactions, exchange-traded futures and options transactions, over-the-counter transactions and derivatives thereof or similar transactions other than as permitted by the Duke Risk Management Guidelines.

(i) Employee Benefits. Except as required by law, or the terms of any collective bargaining agreement or any Duke Employee Benefit Plan, or as disclosed in Section 4.02(i) of the Duke Disclosure Letter or as otherwise expressly permitted by this Agreement, Duke shall not, nor shall it permit any of its subsidiaries to, enter into, adopt, amend or terminate any Duke Employee Benefit Plan, or other agreement, arrangement, plan or policy between Duke or one of its subsidiaries and one or more of its directors, officers or employees (other than any amendment that is immaterial or administrative in nature), or, except for normal increases in the ordinary course of business consistent with past practice, increase in any manner the compensation or fringe benefits of any director, executive officer or other employee, or, except for normal payments in the ordinary course of business consistent with past practice, and the award of annual bonuses on the terms and conditions set forth in Section 4.02(i) of the Duke Disclosure Letter, pay any benefit not required by any plan or arrangement in effect as of the date of this Agreement; provided, however, that the foregoing shall not restrict Duke or its subsidiaries from (i) entering into or making available to newly hired officers and employees or to officers and employees in the context of promotions based on job performance or workplace requirements in the ordinary course of business consistent with past practice, plans, agreements, benefits and compensation arrangements (including incentive grants) that have, consistent with past practice, been made available to newly hired or promoted officers and employees, (ii) entering into severance agreements with, or adopting severance plans in the ordinary course of business consistent with past practice for, employees who are not executive officers in connection with terminations of employment of such employees, or (iii) entering into or amending collective bargaining agreements with existing collective bargaining representatives or newly certified bargaining units regarding mandatory subjects of bargaining under applicable law, in each case in a manner consistent with past practice to the extent permitted by law.

(j) [Intentionally Reserved.]

(k) Accounting. Duke shall not, nor shall it permit any of its subsidiaries to, make any changes in its accounting methods materially affecting the reported consolidated assets, liabilities or results of operations of Duke, except as required by law or GAAP.

(l) Insurance. Duke shall, and shall cause its subsidiaries to, maintain with financially responsible insurance companies (or through self-insurance, consistent with past practice) insurance in such amounts and against such risks and losses as are customary for companies engaged in their respective businesses to the extent available on commercially reasonable terms.

(m) Taxes. Except as could not reasonably be expected to have a material adverse effect on Duke, Duke shall not, nor shall it permit any of its subsidiaries to, (i) settle any claim, action or proceeding relating to Taxes or (ii) make any Tax election (this clause (m) being the sole provision of this Section 4.02 governing Tax matters).

(n) Release of Claims. Except as disclosed in Section 4.02(n) of the Duke Disclosure Letter and except with respect to any settlements or agreements with or before any Governmental Authorities in the ordinary course of business, Duke shall not, and shall not permit any of its subsidiaries to, waive, release, assign, settle or compromise any claim, action or proceeding against Duke or any of its subsidiaries, other than waivers, releases, assignments, settlements or compromises that (x) with respect to the payment of monetary damages, involve only the payment of monetary damages (A) equal to or less than the amounts specifically reserved with respect thereto on the balance sheet as of December 31, 2009 included in the Duke SEC Documents or (B) that do not exceed $30,000,000 individually or $100,000,000 in the aggregate during any consecutive twelve-month period, and (y) with respect to any non-monetary terms and conditions therein, impose or require actions that would not reasonably be expected individually or in the aggregate to have a material adverse effect on Duke.

(o) Contracts. Except as permitted by Section 4.02(i), Duke shall not, nor shall it permit any of its subsidiaries to, (i) enter into any Contract that would materially restrict, after the Effective Time, Duke and its subsidiaries (including the Surviving Corporation and its subsidiaries) with respect to engaging or competing in any line of business or in any geographic area or (ii) waive, release, or assign any material rights or claims under, or materially modify or terminate any Contract that is material to Duke and its subsidiaries, taken as a whole, (A) in any manner that is materially adverse to Duke or (B) which would prevent or materially delay the consummation of the Merger and the other transactions contemplated by this Agreement, it being understood and agreed that the restriction on material modifications and terminations in clause (ii)(A) shall not apply with respect to any Contract permitted to be entered into under clause (e), (f), (g), (h) or (n) of this Section 4.02.

Section 4.03 No Solicitation by Progress. (a) Except as expressly permitted by this Section 4.03, Progress shall not, nor shall it permit any of its subsidiaries to, nor shall it authorize or permit any of its directors, officers or employees to, and shall use its reasonable best efforts to cause any investment banker, financial advisor, attorney, accountant or other representative retained by it or any of its subsidiaries not to, directly or indirectly, (i) solicit, initiate or knowingly encourage (including by way of furnishing information), or take any other action designed to facilitate, any inquiries or the making of any proposal that constitutes a Progress Takeover Proposal or (ii) participate in any negotiations or substantive discussions regarding any Progress Takeover Proposal; provided, however, that if, at any time prior to receipt of the Progress Shareholder Approval (the “Progress Applicable Period”), the Board of Directors of Progress determines in good faith, after consultation with its legal and financial advisors, that a Progress Takeover Proposal that did not result from a breach (other than in immaterial respects) of this Section 4.03(a) is, or is reasonably likely to result in, a Progress Superior Proposal (as defined in Section 4.03(b)), and subject to providing prior written notice of its decision to take such action to

Duke and compliance with Section 4.03(c), Progress may (x) furnish information with respect to and provide access to the properties, books and records of Progress and its subsidiaries to the person making such proposal (and its representatives) pursuant to a customary confidentiality agreement containing terms no less favorable to Progress with respect to confidentiality than those set forth in the Confidentiality Agreement (the “Confidentiality Agreement”) dated July 29, 2010, between Duke and Progress (provided, that such confidentiality agreement shall not in any way restrict Progress from complying with its disclosure obligations under this Agreement, including with respect to such proposal) and (y) participate in discussions or negotiations regarding such proposal. Progress, its subsidiaries and their representatives immediately shall cease and cause to be terminated any existing activities, discussions or negotiations with any parties with respect to any Progress Takeover Proposal. For purposes of this Agreement, “Progress Takeover Proposal” means any bona fide inquiry, proposal or offer from any person relating to (i) any direct or indirect acquisition or purchase of a business that constitutes 20% or more of the net revenues, net income or the assets (including equity securities) of Progress and its subsidiaries, taken as a whole (a “Progress Material Business”), (ii) any direct or indirect acquisition or purchase of 20% or more of any class of voting securities of Progress or any subsidiary of Progress owning, operating or controlling a Progress Material Business, (iii) any tender offer or exchange offer that if consummated would result in any person beneficially owning 20% or more of any class of voting securities of Progress, or (iv) any merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving Progress or any subsidiary of Progress owning, operating or controlling a Progress Material Business, in each case other than the transactions contemplated by this Agreement. Notwithstanding the foregoing and provided that Progress has otherwise complied with this Section 4.03(a), nothing in this Section 4.03(a) shall prohibit Progress or its directors, officers, employees, representatives or agents from contacting in writing any person who has made a Progress Takeover Proposal after the date of this Agreement solely to request the clarification of the terms and conditions thereof to the extent necessary to permit it to determine whether the Progress Takeover Proposal is, or is reasonably likely to result in, a Progress Superior Proposal.

(b) Except as contemplated by this Section 4.03, neither the Board of Directors of Progress nor any committee thereof shall (A) withdraw or modify, or propose publicly to withdraw or modify, in a manner adverse to Duke, the approval or recommendation to Progress’s shareholders by such Board of Directors or such committee of this Agreement or the Merger, (B) approve or recommend, or propose publicly to approve or recommend, any Progress Takeover Proposal, or (C) cause Progress to enter into any letter of intent, agreement in principle, acquisition agreement or other similar agreement (each, a “Progress Acquisition Agreement”) related to any Progress Takeover Proposal. Notwithstanding the foregoing:

(i) in response to a Progress Takeover Proposal that did not result from a breach (other than in immaterial respects) of Section 4.03(a), during the Progress Applicable Period, the Board of Directors of Progress may, if it determines in good faith, after consulting with outside counsel, that the failure to take such action would be reasonably likely to result in a breach of the Board of Directors’ fiduciary obligations under applicable law, (A) withdraw or modify, or propose publicly to withdraw or modify, the approval or recommendation by such Board of Directors or any committee thereof of this Agreement or the Merger, (B) approve or recommend, or propose to approve or recommend, any Progress Superior Proposal, or (C) terminate this Agreement pursuant to Section 7.01(d), but only after (1) in the case of each of clauses (B) or (C), such Board of Directors has determined in good faith that such Progress Takeover Proposal constitutes a Progress Superior Proposal, and (2) in the case of clause (C), (I) Progress has notified Duke in writing of the determination that such Progress Takeover Proposal constitutes a Progress Superior Proposal and (II) at least five business days following receipt by Duke of such notice, the Board of Directors of Progress has determined that such Progress Superior Proposal remains a Progress Superior Proposal; provided, however, that in the event that any such Progress Takeover Proposal is thereafter modified by the person making such Progress Takeover Proposal and the Board of Directors determines pursuant to clause (C) to terminate this Agreement pursuant to Section 7.01(d), Progress shall again comply with clauses (I) and (II) of this paragraph (b)(i) except that the five business-day period shall be reduced to two business days; and

(ii) in circumstances other than in response to a Progress Takeover Proposal as provided in Section 4.03(b)(i), during the Progress Applicable Period, the Board of Directors of Progress may, if it determines in good faith, after consulting with outside counsel, that the failure to take such action would be reasonably likely to result in a breach of the Board of Directors’ fiduciary obligations under applicable law, withdraw or modify, or propose publicly to withdraw or modify, the approval or recommendation by such Board of Directors or any committee thereof of this Agreement or the Merger, but only after (1) Progress has notified Duke in writing that the Board of Directors of Progress is prepared to make the determination set forth in this clause (ii) setting forth the reasons therefor in reasonable detail, (2) for a period of five business days following Duke’s receipt of the notice set forth in clause (1) of this sentence (or, if the period from the time of receipt by Duke of such notice to the Progress Shareholders Meeting shall be less than five business days, for such lesser period), Progress negotiates with Duke in good faith to make such adjustments to the terms and conditions of this Agreement, the Merger and the other transactions contemplated hereby as would enable the Progress Board of Directors to proceed with its recommendation of this Agreement and the Merger and (3) at the end of such five-business day period (or such lesser period, as the case may be, in accordance with this clause (ii)) the Board of Directors of Progress maintains its determination described in this clause (ii) (after taking into account Duke’s proposed adjustments, if any, to the terms and conditions of this Agreement, the Merger and the other transactions contemplated hereby).

For purposes of this Agreement, “Progress Superior Proposal” means any written Progress Takeover Proposal that the Board of Directors of Progress determines in good faith (after consultation with a financial advisor of nationally recognized reputation) to be more favorable (taking into account (i) all financial and strategic considerations, including relevant legal, financial, regulatory and other aspects of such Progress Takeover Proposal and the Merger and the other transactions contemplated by this Agreement deemed relevant by the Board of Directors, (ii) the identity of the third party making such Progress Takeover Proposal, and (iii) the conditions and prospects for completion of such Progress Takeover Proposal) to Progress’s shareholders than the Merger and the other transactions contemplated by this Agreement (taking into account all of the terms of any proposal by Duke to amend or modify the terms of the Merger and the other transactions contemplated by this Agreement), except that (x) the references to “20%” in clauses (i), (ii) and (iii) of the definition of “Progress Takeover Proposal” in Section 4.03(a) shall each be deemed to be a reference to “50%”, (y) a “Progress Takeover Proposal” shall only be deemed to refer to a transaction involving Progress, and not any of its subsidiaries or Progress Material Businesses alone, and (z) the references to “or any subsidiary of Progress owning, operating or controlling a Progress Material Business” in clauses (ii) and (iv) shall be deemed to be deleted.

(c) In addition to the obligations of Progress set forth in paragraphs (a) and (b) of this Section 4.03, Progress shall as promptly as practicable advise Duke, orally and in writing, of any Progress Takeover Proposal or of any request for information relating to any Progress Takeover Proposal (and in any case within 48 hours of such request or the receipt of such Progress Takeover Proposal), the principal terms and conditions of such request or Progress Takeover Proposal and the identity of the person making such request or Progress Takeover Proposal. Progress shall keep Duke informed in all material respects of the status and details (including amendments or proposed amendments) of any such request or Progress Takeover Proposal. Contemporaneously with any termination by Progress of this Agreement pursuant to Section 7.01(b)(i), Progress shall provide Duke with a written verification that it has complied with its obligations pursuant to this Section 4.03(c) (other than noncompliance which is immaterial).

(d) Nothing contained in this Agreement shall prohibit Progress or its Board of Directors or any committee thereof from (i) taking and disclosing to its shareholders a position contemplated by Rule 14e-2(a) promulgated under the Exchange Act or from making any disclosure to Progress’s shareholders if, in the good faith judgment of the Board of Directors of Progress, after consultation with outside counsel, failure so to disclose would be inconsistent with its or Progress’s obligations under applicable law or (ii) taking actions permitted by Section 4.01(f).

Section 4.04 No Solicitation by Duke. (a) Except as expressly permitted by this Section 4.04, Duke shall not, nor shall it permit any of its subsidiaries to, nor shall it authorize or permit any of its directors, officers or employees to, and shall use its reasonable best efforts to cause any investment banker, financial advisor, attorney, accountant or other representative retained by it or any of its subsidiaries not to, directly or indirectly, (i) solicit, initiate or knowingly encourage (including by way of furnishing information), or take any other action designed to facilitate, any inquiries or the making of any proposal that constitutes a Duke Takeover Proposal or (ii) participate in any negotiations or substantive discussions regarding any Duke Takeover Proposal; provided, however, that if, at any time prior to receipt of the Duke Shareholder Approval (the “Duke Applicable Period”), the Board of Directors of Duke determines in good faith, after consultation with its legal and financial advisors, that a Duke Takeover Proposal that did not result from a breach (other than in immaterial respects) of this Section 4.04(a) is, or is reasonably likely to result in, a Duke Superior Proposal (as defined in Section 4.04(b)), and subject to providing prior written notice of its decision to take such action to Progress and compliance with Section 4.04(c), Duke may (x) furnish information with respect to and provide access to the properties, books and records of Duke and its subsidiaries to the person making such proposal (and its representatives) pursuant to a customary confidentiality agreement containing terms no less favorable to Duke with respect to confidentiality than those set forth in the Confidentiality Agreement (provided, that such confidentiality agreement shall not in any way restrict Duke from complying with its disclosure obligations under this Agreement, including with respect to such proposal) and (y) participate in discussions or negotiations regarding such proposal. Duke, its subsidiaries and their representatives immediately shall cease and cause to be terminated any existing activities, discussions or negotiations with any parties with respect to any Duke Takeover Proposal. For purposes of this Agreement, “Duke Takeover Proposal” means any bona fide inquiry, proposal or offer from any person relating to (i) any direct or indirect acquisition or purchase of a business that constitutes 20% or more of the net revenues, net income or the assets (including equity securities) of Duke and its subsidiaries, taken as a whole (a “Duke Material

Business”), (ii) any direct or indirect acquisition or purchase of 20% or more of any class of voting securities of Duke or any subsidiary of Duke owning, operating or controlling a Duke Material Business, (iii) any tender offer or exchange offer that if consummated would result in any person beneficially owning 20% or more of any class of voting securities of Duke, or (iv) any merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving Duke or any subsidiary of Duke owning, operating or controlling a Duke Material Business, in each case other than the transactions contemplated by this Agreement. Notwithstanding the foregoing and provided that Duke has otherwise complied with this Section 4.04(a), nothing in this Section 4.04(a) shall prohibit Duke or its directors, officers, employees, representatives or agents from contacting in writing any person who has made a Duke Takeover Proposal after the date of this Agreement solely to request the clarification of the terms and conditions thereof to the extent necessary to permit it to determine whether the Duke Takeover Proposal is, or is reasonably likely to result in, a Duke Superior Proposal.

(b) Except as contemplated by this Section 4.04, neither the Board of Directors of Duke nor any committee thereof shall (A) withdraw or modify, or propose publicly to withdraw or modify, in a manner adverse to Progress, the approval or recommendation to Duke’s shareholders by such Board of Directors or such committee of the Duke Share Issuance or Duke Charter Amendment, (B) approve or recommend, or propose publicly to approve or recommend, any Duke Takeover Proposal, or (C) cause Duke to enter into any letter of intent, agreement in principle, acquisition agreement or other similar agreement (each, a “Duke Acquisition Agreement”) related to any Duke Takeover Proposal. Notwithstanding the foregoing:

(i) in response to a Duke Takeover Proposal that did not result from a breach (other than in immaterial respects) of Section 4.04(a), during the Duke Applicable Period, the Board of Directors of Duke may, if it determines in good faith, after consulting with outside counsel, that the failure to take such action would be reasonably likely to result in a breach of the Board of Directors’ fiduciary obligations under applicable law, (A) withdraw or modify, or propose publicly to withdraw or modify, the approval or recommendation by such Board of Directors or any committee thereof of the Duke Share Issuance or Duke Charter Amendment, (B) approve or recommend, or propose to approve or recommend, any Duke Superior Proposal, or (C) terminate this Agreement pursuant to Section 7.01(f), but only after (1) in the case of each of clauses (B) or (C), such Board of Directors has determined in good faith that such Duke Takeover Proposal constitutes a Duke Superior Proposal, and (2) in the case of clause (C), (I) Duke has notified Progress in writing of the determination that such Duke Takeover Proposal constitutes a Duke Superior Proposal and (II) at least five business days following receipt by Progress of such notice, the Board of Directors of Duke has determined that such Duke Superior Proposal remains a Duke Superior Proposal; provided, however, that in the event that any such Duke Takeover Proposal is thereafter modified by the person making such Duke Takeover Proposal and the Board of Directors determines pursuant to clause (C) to terminate this Agreement pursuant to Section 7.01(f), Duke shall again comply with clauses (I) and (II) of this paragraph (b)(i) except that the five business-day period shall be reduced to two business days; and

(ii) in circumstances other than in response to a Duke Takeover Proposal as provided in Section 4.04(b)(i), during the Duke Applicable Period, the Board of Directors of Duke may, if it determines in good faith, after consulting with outside counsel, that the failure to take such action would be reasonably likely to result in a breach of the Board of Directors’ fiduciary obligations under applicable law, withdraw or modify, or propose publicly to withdraw or modify, the approval or recommendation by such Board of Directors or any committee thereof of the Duke Share Issuance or Duke Charter Amendment, but only after (1) Duke has notified Progress in writing that the Board of Directors of Duke is prepared to make the determination set forth in this clause (ii) setting forth the reasons therefor in reasonable detail, (2) for a period of five business days following Progress’s receipt of the notice set forth in clause (1) of this sentence (or, if the period from the time of receipt by Progress of such notice to the Duke Shareholders Meeting shall be less than five business days, for such lesser period), Duke negotiates with Progress in good faith to make such adjustments to the terms and conditions of this Agreement, the Merger and the other transactions contemplated hereby as would enable the Duke Board of Directors to proceed with its recommendation of the Duke Share Issuance and the Duke Charter Amendment and (3) at the end of such five-business day period (or such lesser period, as the case may be, in accordance with this clause (ii)) the Board of Directors of Duke maintains its determination described in this clause (ii) (after taking into account Progress’s proposed adjustments, if any, to the terms and conditions of this Agreement, the Merger and the other transactions contemplated hereby).

For purposes of this Agreement, a “Duke Superior Proposal” means any written Duke Takeover Proposal that the Board of Directors of Duke determines in good faith (after consultation with a financial advisor of nationally recognized reputation) to be more favorable (taking into account (i) all financial and strategic considerations, including relevant legal, financial, regulatory and other aspects of such Duke Takeover Proposal and the Merger and the other transactions contemplated by this Agreement deemed relevant by the Board of Directors, (ii) the identity of the third party making such Duke Takeover Proposal, and (iii) the conditions and prospects for completion of such Duke Takeover Proposal) to Duke’s shareholders than the Merger and the other transactions contemplated by this Agreement (taking into account all of the terms of any proposal by Progress to amend or modify the terms of the Merger and the other transactions contemplated by this Agreement), except that (x) the references to “20%” in clauses (i), (ii) and (iii) of the definition of “Duke Takeover Proposal” in Section 4.04(a) shall each be deemed to be a reference to “50%”, (y) a “Duke Takeover Proposal” shall only be deemed to refer to a transaction involving Duke, and not any of its subsidiaries or Duke Material Businesses alone, and (z) the references to “or any subsidiary of Duke owning, operating or controlling a Duke Material Business” in clauses (ii) and (iv) shall be deemed to be deleted.

(c) In addition to the obligations of Duke set forth in paragraphs (a) and (b) of this Section 4.04, Duke shall as promptly as practicable advise Progress, orally and in writing, of any Duke Takeover Proposal or of any request for information relating to any Duke Takeover Proposal (and in any case within 48 hours of such request or the receipt of such Duke Takeover Proposal), the principal terms and conditions of such request or Duke Takeover Proposal and the identity of the person making such request or Duke Takeover Proposal. Duke shall keep Progress informed in all material respects of the status and details (including amendments or proposed amendments) of any such request or Duke Takeover Proposal. Contemporaneously with any termination by Duke of this Agreement pursuant to Section 7.01(b)(i), Duke shall provide Progress with a written verification that it has complied with its obligations pursuant to this Section 4.04(c) (other than noncompliance which is immaterial).

(d) Nothing contained in this Agreement shall prohibit Duke or its Board of Directors or any committee thereof from (i) taking and disclosing to its shareholders a position contemplated by Rule 14e-2(a) promulgated under the Exchange Act or from making any disclosure to Duke’s shareholders if, in the good faith judgment of the Board of Directors of Duke, after consultation with outside counsel, failure so to disclose would be inconsistent with its or Duke’s obligations under applicable law or (ii) taking actions permitted by Section 4.02(f).

Section 4.05 Other Actions. Each of Progress and Duke shall use its reasonable best efforts not to, and shall use its reasonable best efforts not to permit any of its respective subsidiaries to, take any action that would, or that could reasonably be expected to, result in (i) any of the representations and warranties of such party set forth in this Agreement that is qualified as to materiality or material adverse effect becoming untrue, (ii) any of such representations and warranties that is not so qualified becoming untrue in any material respect, or (iii) any condition to the Merger set forth in Article VI not being satisfied.

Section 4.06 Coordination of Dividends. From the date of this Agreement until the Effective Time, Duke and Progress shall coordinate with each other regarding the declaration and payment of dividends in respect of the shares of Progress Common Stock and Duke Common Stock and the record dates and payment dates relating thereto, it being the intention of Progress and Duke that no holder of Progress Common Stock or Duke Common Stock shall receive two dividends, or fail to receive one dividend, for any single calendar quarter with respect to its shares of Progress Common Stock or Duke Common Stock (including Duke Common Stock issued in connection with the Merger), as the case may be. In furtherance of and without limiting the generality of the foregoing, if at the time that Progress would otherwise declare a regular quarterly cash dividend pursuant to Section 4.01(c)(i)(A) the parties expect the Closing Date to occur during the period of time from and after the record date for such Progress dividend and prior to the record date for the next subsequent regular quarterly cash dividend of Duke, the parties shall coordinate to reduce the amount of such Progress dividend to an amount reasonably calculated to effectuate the intent of the parties described in the first sentence of this Section 4.06. In the event (a) the Closing Date would, in the absence of this Section 4.06, occur after the record date for the last regular quarterly cash dividend of Progress prior to the Closing Date and prior to the record date for the next subsequent regular quarterly cash dividend of Duke and (b) such last recent Progress regular quarterly cash dividend occurring prior to the Closing shall not have been reduced as contemplated by the preceding sentence, Duke shall be permitted to (i) declare and pay a special dividend to Duke stockholders immediately prior to the Closing in an amount reasonably calculated to effectuate the intent of the parties described in the first sentence of this Section 4.06 or (ii) subject to the prior written consent of Progress (which consent shall not be unreasonably withheld), postpone the Closing to a date no later than one business day after the record date for the next succeeding regular quarterly cash dividend of Duke (in which event Progress shall be permitted to declare and pay a special dividend immediately prior to the Closing in an amount reasonably calculated to effectuate the intent of the parties described in the first sentence of this Section 4.06, and neither party shall be entitled to terminate this Agreement pursuant to Section 7.01(b)(i) during the period of such postponement).

ARTICLE V

ADDITIONAL AGREEMENTS

Section 5.01 Preparation of the Form S-4 and the Joint Proxy Statement; Shareholders Meetings. (a) As soon as practicable following the date of this Agreement, Progress and Duke shall prepare and file with the SEC the Joint Proxy Statement and Duke shall prepare and file with the SEC the Form S-4, in which the Joint Proxy Statement will be included. The Joint Proxy Statement and Form S-4 shall comply as to form in all material respects with the applicable provisions of the Securities Act and the Exchange Act and the rules and regulations thereunder. Duke shall use its reasonable best efforts, and Progress will reasonably cooperate with Duke in such efforts, to have the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing and to keep the Form S-4 effective as long as necessary to consummate the Merger and other transactions contemplated hereby. Progress will use its reasonable best efforts to cause the Joint Proxy Statement to be mailed to Progress’s shareholders, and Duke will use its reasonable best efforts to cause the Joint Proxy Statement to be mailed to Duke’s shareholders, in each case as promptly as practicable after the Form S-4 is declared effective under the Securities Act. Duke shall also take any action required to be taken by it under any applicable state or provincial securities laws in connection with the issuance of Duke Common Stock in the Merger and each party shall furnish all information concerning itself and its shareholders as may be reasonably requested in connection with any such action. Each party will advise the others, promptly after it receives notice thereof, of the time when the Form S-4 has become effective or any supplement or amendment has been filed, the issuance of any stop order, the suspension of the qualification of the Duke Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, or any request by the SEC for amendment of the Joint Proxy Statement or the Form S-4 or comments thereon and responses thereto or requests by the SEC for additional information. If prior to the Effective Time any event occurs with respect to Progress, Duke or any subsidiary of Progress or Duke, respectively, or any change occurs with respect to information supplied by or on behalf of Progress or Duke, respectively, for inclusion in the Joint Proxy Statement or the Form S-4 that, in each case, is required to be described in an amendment of, or a supplement to, the Joint Proxy Statement or the Form S-4, Progress or Duke, as applicable, shall promptly notify the other of such event, and Progress or Duke, as applicable, shall cooperate with the other in the prompt filing with the SEC of any necessary amendment or supplement to the Joint Proxy Statement and the Form S-4 and, as required by law, in disseminating the information contained in such amendment or supplement to Progress’s shareholders and to Duke’s shareholders; provided that no amendment or supplement to the Joint Proxy Statement or the Form S-4 shall be filed by either party, and no material correspondence with the SEC shall be made by either party, without providing the other party a reasonable opportunity to review and comment thereon.

(b) Progress shall, as soon as reasonably practicable following the date of this Agreement, duly call, give notice of, convene and hold a meeting of its shareholders (the “Progress Shareholders Meeting”) for the purpose of obtaining the Progress Shareholder Approval and any other matters required under applicable law to be considered at the Progress Shareholders Meeting. Without limiting the generality of the foregoing, Progress agrees that unless this Agreement is terminated pursuant to Section 7.01, its obligations pursuant to the first sentence of this Section 5.01(b) shall not be affected by (i) the commencement, public proposal, public disclosure or communication to Progress of any Progress Takeover Proposal, (ii) the withdrawal or modification by the Board of Directors of Progress of its approval or recommendation to Progress’s shareholders of this Agreement, the Merger or the other transactions contemplated hereby, or (iii) the approval or recommendation of any Progress Superior Proposal. Notwithstanding any of the events set forth in clauses (i), (ii) and (iii) of the immediately preceding sentence, in the event Progress fulfills its obligations pursuant to this Section 5.01(b) and the Progress Shareholder Approval is not obtained at the Progress Shareholders Meeting, Duke shall not thereafter have the right to terminate this Agreement pursuant to Sections 7.01(h)(i) as a result of the Board of Directors of Progress (or any committee thereof) having, pursuant to Section 4.03(b)(ii), withdrawn or modified, or proposed publicly to withdraw or modify, the approval or recommendation by such Board of Directors of this Agreement or the Merger; provided Duke shall retain all other rights to terminate this Agreement set forth in Section 7.01.

(c) Duke shall, as soon as reasonably practicable following the date of this Agreement, duly call, give notice of, convene and hold a meeting of its shareholders (the “Duke Shareholders Meeting”) for the purpose of obtaining the Duke Shareholder Approval and any other matters required under applicable law to be considered at the Duke Shareholders Meeting. Without limiting the generality of the foregoing, Duke agrees that unless this Agreement is terminated pursuant to Section 7.01, its obligations pursuant to the first sentence of this Section 5.01(c) shall not be affected by (i) the commencement, public proposal, public disclosure or communication to Duke of any Duke Takeover Proposal, (ii) the withdrawal or modification by the Board of Directors of Duke of its approval or recommendation to Duke’s shareholders of the Duke Share Issuance and the Duke Charter Amendment, or (iii) the approval or recommendation of any Duke Superior Proposal. Notwithstanding any of the events set forth in clauses (i), (ii) and (iii) of the immediately preceding sentence, in the event Duke fulfills its obligations pursuant to this Section 5.01(c) and the Duke Shareholder Approval is not obtained at the Duke Shareholders Meeting, Progress shall not thereafter have the right to terminate this Agreement pursuant to Section 7.01(g)(i) as a result of the Board of Directors of Duke (or any committee thereof) having, pursuant to Section 4.04(b)(ii), withdrawn or modified, or proposed publicly to withdraw or modify, the approval or recommendation by such Board of Directors of this Agreement or the Duke Merger; provided Progress shall retain all other rights to terminate this Agreement set forth in Section 7.01.

Subject to receipt of the Duke Shareholder Approval, on or before the Closing Date and prior to the Effective Time, Duke shall file with the Secretary of State of the State of Delaware a Certificate of Amendment to the Amended and Restated Certificate of Incorporation of Duke providing for, after prior consultation with Progress, a 1-for-2 or 1-for-3 reverse stock split with respect to the Duke Common Stock (the “Duke Charter Amendment”), such Certificate of Amendment to become effective on the Closing Date prior to the filing of the Articles of Merger with the Secretary of State of the State of North Carolina.

(d) Progress and Duke will use their reasonable best efforts to hold the Duke Shareholders Meeting and the Progress Shareholders Meeting on the same date and as soon as practicable after the date of this Agreement.

Section 5.02 Letters of Duke’s Accountants. Duke shall use its reasonable best efforts to cause to be delivered to Progress two letters from Duke’s independent accountants, one dated a date within two business days before the date on which the Form S-4 shall become effective and one dated a date within two business days before the Closing Date, each addressed to Progress, in form and substance reasonably satisfactory to Progress and customary in scope and substance for comfort letters delivered by independent public accountants in connection with registration statements similar to the Form S-4.

Section 5.03 Letters of Progress’s Accountants. Progress shall use its reasonable best efforts to cause to be delivered to Duke two letters from Progress’s independent accountants, one dated a date within two business days before the date on which the Form S-4 shall become effective and one dated a date within two business days before the Closing Date, each addressed to Duke, in form and substance reasonably satisfactory to Duke and customary in scope and substance for comfort letters delivered by independent public accountants in connection with registration statements similar to the Form S-4.

Section 5.04 Access to Information; Effect of Review.

(a) Access. Subject to the Confidentiality Agreement, to the extent permitted by applicable law, each of Progress and Duke shall, and shall cause each of its respective subsidiaries to, and, so long as consistent with its confidentiality obligations under its applicable agreements, shall use its respective reasonable best efforts to cause the Progress Joint Ventures and Duke Joint Ventures, respectively, to, afford to the other party and to the officers, employees, accountants, counsel, financial advisors and other representatives of such other party reasonable access during normal business hours during the period prior to the Effective Time to all their respective properties, books, contracts, commitments, personnel and records and, during such period, to the extent permitted by applicable law, each of Progress and Duke shall, and shall cause each of its respective subsidiaries to, and, so long as consistent with its confidentiality and other contractual obligations under its applicable agreements, shall use its respective reasonable best efforts to cause the Progress Joint Ventures and Duke Joint Ventures, respectively, to, (i) confer on a regular and frequent basis with one or more representatives of the other party to discuss material operational and regulatory matters and the general status of its ongoing operations, (ii) advise the other party of any change or event that has had or could reasonably be expected to have a material adverse effect on such party, and (iii) furnish promptly all other information concerning its business, properties and personnel, in each case as such other party may reasonably request; provided, however, that no actions shall be taken pursuant to this Section 5.04(a) that would create a risk of loss or waiver of the attorney/client privilege, provided, further, that the parties shall use their respective commercially reasonable efforts to allow for access and disclosure of information in a manner reasonably acceptable to the parties that does not result in the loss or waiver of the attorney-client privilege (which efforts shall include entering into mutually acceptable joint defense agreements between the parties if doing so would reasonably permit the disclosure of information without violating applicable law or jeopardizing such attorney-client privilege). Notwithstanding the foregoing, if a party requests access to proprietary information of the other party, the disclosure of which would have a material adverse effect on the other party if the Closing were not to occur (giving effect to the requesting party’s obligations under the Confidentiality Agreement), such information shall only be disclosed to the extent reasonably agreed upon by the chief financial officers (or their designees) of Progress and Duke. All information exchanged pursuant to this Section 5.04(a) shall be subject to the Confidentiality Agreement.

(b) Effect of Review. No review pursuant to this Section 5.04 shall have any effect for the purpose of determining the accuracy of any representation or warranty given by any of the parties hereto to any of the other parties hereto.

Section 5.05 Regulatory Matters; Reasonable Best Efforts.

(a) Regulatory Approvals. Each party hereto shall cooperate and promptly prepare and file all necessary documentation, to effect all necessary applications, notices, petitions and filings, and shall use reasonable best efforts to take or cause to be taken all actions, and do or cause to be done all things in order to obtain all approvals and authorizations of all Governmental Authorities, necessary or advisable to consummate and make effective, in the most expeditious manner reasonably practicable, the Merger and the other transactions contemplated by this Agreement, including the Progress Required Statutory Approvals and the Duke Required Statutory Approvals; provided, however, that Progress shall have primary responsibility for the preparation and filing of any related applications, filings or other materials with the FPSC and the NCUC and PSCSC, provided, further, that Duke shall have primary responsibility for the preparation and filing of any related applications, filings or other materials with the PUCO, the IURC and the KPSC. Progress shall have the right to review and approve in advance all characterizations of the information relating to Progress, on the one hand, and Duke shall have the right to review and approve in advance all characterizations of the information relating to Duke, on the other hand, in either case, that appear in any application, notice, petition or filing made in connection with the Merger or the other transactions contemplated by this Agreement. Progress and Duke agree that they will consult and cooperate with each other with respect to the obtaining of all such necessary approvals and authorizations of Governmental Authorities.

(b) Reasonable Best Efforts. Subject to the terms and conditions set forth in this Agreement, each of the parties hereto shall use its reasonable best efforts (subject to, and in accordance with, applicable law) to take, or cause to be taken, promptly all actions, and to do, or cause to be done, promptly and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective the Merger and the other transactions contemplated by this Agreement, including (i) the obtaining of all necessary Consents or waivers from third parties and Governmental Authorities, (ii) the defending of any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the transactions contemplated by this Agreement, and (iii) the execution and delivery of any additional instruments necessary to consummate the transactions contemplated by this Agreement. For purposes of this Agreement, “reasonable best efforts” shall not include nor require either party or its subsidiaries to (A) sell, or agree to sell, hold or agree to hold separate, or otherwise dispose or agree to dispose of any asset, in each case if such sale, separation or disposition or agreement with respect thereto would, individually or in the aggregate, reasonably be expected to have a material adverse effect on the expected benefits of the transactions contemplated by this Agreement to such party, or (B) conduct or agree to conduct its business in any particular manner if such conduct or agreement with respect thereto would, individually or in the aggregate, reasonably be expected to have a material adverse effect on the expected benefits of the transactions contemplated by this Agreement to such party, or (C) agree to any order, action or regulatory condition of any regulatory body, whether in an approval proceeding or another regulatory proceeding, that, if effected, would cause a material reduction in the expected benefits for such party’s shareholders (for example, the parties expect their customers to participate in the benefits of the transactions contemplated by this Agreement in amounts up to but not exceeding (x) the benefits of joint system dispatch and fuel savings as they materialize in future fuel clause proceedings and (y) rates that are lower than they otherwise would have been as net merger savings materialize in future rate proceedings initiated in the ordinary course of business) (any of the foregoing effects, a “Burdensome Effect”).

(c) State Anti-Takeover Statutes. Without limiting the generality of Section 5.05(b), Progress and Duke shall (i) take all action necessary to ensure that no state anti-takeover statute or similar statute or regulation is or becomes applicable to the Merger, this Agreement or any of the other transactions contemplated by this Agreement and (ii) if any state anti-takeover statute or similar statute or regulation becomes applicable to the Merger, this Agreement or any other transaction contemplated by this Agreement, take all action necessary to ensure that the Merger and the other transactions contemplated by this Agreement may be consummated as promptly as reasonably practicable on the terms contemplated by this Agreement and otherwise to minimize the effect of such statute or regulation on the Merger and the other transactions contemplated by this Agreement.

Section 5.06 Stock Options; Restricted Stock and Equity Awards; Stock Plans. (a) At the Effective Time, each Progress Employee Stock Option, whether vested or unvested, shall be converted into an option to acquire, on the same terms and conditions as were applicable under such Progress Employee Stock Option, including vesting, a number of shares of Duke Common Stock equal to the number of shares of Progress Common Stock subject to such Progress Employee Stock Option immediately before the Effective Time multiplied by the Exchange Ratio (rounded down to the nearest whole share) at a price per share of Duke Common Stock equal to the price per share under such Progress Employee Stock Option divided by the Exchange Ratio (rounded up to the nearest cent) (each, as so adjusted, a “Progress Adjusted Option”);

(i) at the Effective Time, each award of restricted shares of Progress Common Stock (“Progress Restricted Stock”) shall be converted into an award of a number of restricted shares of Duke Common Stock equal to the number of restricted shares of Progress Common Stock multiplied by the Exchange Ratio, on the same terms and conditions as were applicable to such award of restricted shares of Progress Common Stock, including vesting (“Progress Adjusted Restricted Stock”);

(ii) at the Effective Time, each Progress Restricted Stock Unit shall be converted into an award of a number of restricted stock units of Duke Common Stock equal to the number of restricted stock units of Progress Common Stock multiplied by the Exchange Ratio, on the same terms and conditions as were applicable to such award of restricted stock units of Progress Common Stock, including vesting (“Progress Adjusted Restricted Stock Units”);

(iii) at the Effective Time, each Progress Performance Share shall be assumed and converted into an award of a number of performance shares of Duke Common Stock equal to the number of performance shares of Progress Common Stock multiplied by the Exchange Ratio, on the same terms and conditions as were applicable to such award of performance shares of Progress Common Stock, including vesting, and the performance measurement period for such performance shares shall remain open (such that no payments shall be made under the terms of such performance shares solely as a result of or in connection with the Merger) and the

Compensation Committee of the Board of Directors of Duke shall adjust the performance measures of such performance shares as soon as practicable after the Effective Time as it determines is appropriate and equitable to reflect the performance of Progress during the performance measurement period prior to the Effective Time, the transactions contemplated by this Agreement and the performance measures under awards made to similarly situated Duke employees for the same or comparable performance cycle (the “Progress Adjusted Performance Shares”);

(iv) all outstanding Other Progress Equity Awards, whether vested or unvested, as of immediately prior to the Effective Time shall be converted into an equity or equity-based award in respect of a number of shares of Duke Common Stock equal to the number of shares of Progress Common Stock represented by such award multiplied by the Exchange Ratio, on the same terms and conditions as were applicable to such Progress equity or equity-based award, including vesting (“Other Progress Adjusted Equity Awards”); and

(v) prior to the Effective Time, the Board of Directors of Progress (or, if appropriate, any committee administering the Progress Employee Stock Option Plans) shall adopt such resolutions or take such other actions as may be required to effect the foregoing and to ensure that the conversion pursuant to Section 2.01(b) of the Progress Common Stock held by any director or officer of Progress and the conversion pursuant to this Section 5.06(a) into Progress Adjusted Options of Progress Employee Stock Options, Progress Adjusted Restricted Stock of Progress Restricted Stock, Progress Adjusted Restricted Stock Units of Progress Restricted Stock Units, Progress Adjusted Performance Shares of Progress Performance Shares and Other Progress Adjusted Equity Awards of Other Progress Equity Awards held by any director or officer of Progress will be eligible for exemption under Rule 16b-3(e) under the Exchange Act.

(b) Prior to the Effective Time, the Board of Directors of Duke shall adopt such resolutions or take such other actions as may be required to ensure to the maximum extent permitted by law that the conversion pursuant to Section 2.01(a) of the Progress Common Stock held by any director or officer of Progress and the conversion pursuant to Section 5.06(a) will be eligible for exemption under Rule 16b-3(e) under the Exchange Act. Prior to the Effective Time, Progress shall deliver to the holders of Progress Adjusted Options, Progress Adjusted Restricted Stock, Progress Adjusted Restricted Stock Units, Progress Adjusted Performance Shares and Other Progress Adjusted Equity Awards appropriate notices setting forth such holders’ rights pursuant to the respective plans and this Agreement (collectively, the “Stock Plans”).

(c) At the Effective Time, by virtue of the Merger, the Stock Plans shall be assumed by Duke, with the result that all obligations of Progress under the Stock Plans, including with respect to awards outstanding at the Effective Time under each Stock Plan, shall be obligations of Duke following the Effective Time. Prior to the Effective Time, Duke shall take all necessary actions for the assumption of the Stock Plans, including the reservation, issuance and listing of Duke Common Stock in a number at least equal to the number of shares of Duke Common Stock that will be subject to Progress Adjusted Options, Progress Adjusted Restricted Stock Units, Progress Adjusted Performance Shares and Other Progress Adjusted Equity Awards. As promptly as practicable following the Effective Time, Duke or its subsidiaries shall prepare and file with the SEC a registration statement on Form S-8 (or another appropriate form) registering a number of shares of Duke Common Stock determined in accordance with the preceding sentence. Such registration statement shall be kept effective (and the current status of the prospectus or prospectuses required thereby shall be maintained) at least for so long as Progress Adjusted Options, Progress Adjusted Restricted Stock Units, Progress Adjusted Performance Shares and Other Progress Adjusted Equity Awards remain outstanding.

Section 5.07 Employee Matters. (a) From and after the Effective Time, the Duke Employee Benefit Plans and the Progress Employee Benefit Plans in effect as of the date of this Agreement and at the Effective Time shall remain in effect with respect to employees and former employees of Duke or Progress and their subsidiaries (the “Newco Employees”), respectively, covered by such Plans at the Effective Time, until such time as Duke and Progress together shall otherwise determine, subject to applicable laws and the terms of such plans. Prior to the Effective Time, Duke and Progress shall cooperate in reviewing, evaluating and analyzing Duke Employee Benefit Plans and Progress Employee Benefit Plans with a view towards maintaining appropriate Plans for Newco Employees.

(b) With respect to any Plans in which any Newco Employees who are employees of Duke or Progress (or their subsidiaries) prior to the Effective Time first become eligible to participate on or after the Effective Time, and in which such Newco Employees did not participate prior to the Effective Time (the “New Plans”), Duke shall, or shall cause its subsidiaries to, use reasonable best efforts, subject to applicable law, to: (i) waive all pre-existing conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to the Newco Employees and their eligible dependents under any New Plans in which such employees may be eligible to participate after the Effective Time, except to the extent such pre-existing conditions, exclusions or waiting periods would apply under the analogous Duke Employee Benefit Plan or Progress Employee Benefit Plan, as the case may be; (ii) provide each Newco Employee and their eligible dependents with credit for any co-payments and deductibles paid prior to the Effective Time under a Duke Employee Benefit Plan or Progress Employee Benefit Plan (to the same extent that such credit was given under the analogous Duke Employee Benefit Plan or Progress Employee Benefit Plan, as applicable, prior to the Effective Time) in satisfying any applicable deductible or out-of-pocket requirements under any New Plans in which such employees may be eligible to participate after the Effective Time; and (iii) recognize all service of the Newco Employees with Progress and Duke, and their respective affiliates, for all purposes (including, for purposes of eligibility to participate, vesting credit, entitlement to benefits, and, except with respect to defined benefit pension plans, benefit accrual) in any New Plan in which such employees may be eligible to participate after the Effective Time, including any severance plan, to the extent such service is taken into account under the applicable New Plan; provided that the foregoing shall not apply to the extent it would result in duplication of benefits.

(c) Prior to the Effective Time, Duke and Progress shall cooperate to establish common retention, relocation and severance policies or plans that apply to Newco Employees on and after the Effective Time; provided, however, that for the period beginning on the Closing Date and ending on the second anniversary of the Closing Date (the “Continuation Period”), each Newco Employee who was an employee of Progress immediately prior to the Effective Time whose employment is terminated during the Continuation Period shall be eligible to receive severance benefits in amounts and on terms and conditions no less favorable than those provided to employees of Progress pursuant to plans or policies in effect immediately prior to the Effective Time, including, without limitation, the Progress CIC Plan (as defined in Section 5.07(d)).

(d) Duke acknowledges and agrees that (i) it will assume, as of the Effective Time, all obligations under the Progress Energy, Inc. Management Change-in-Control Plan, as amended and restated effective January 1, 2008 but after giving effect to the amendment of the definition of “Good Reason” set forth in Section 4.01(d)(iii) of the Progress Disclosure Letter (the “Progress CIC Plan”) and (ii) a termination of employment from Duke and its affiliates shall be the same as a termination of employment from Progress and its affiliates for all purposes under the Progress CIC Plan.

(e) Prior to the Effective Time, Progress shall (i) amend the definition of Committee set forth in Section 2.9 of the Progress CIC Plan by deleting the last sentence of such definition in its entirety and (ii) either amend the Progress CIC Plan or prescribe terms in the applicable award agreement to provide that, except as set forth in Section 4.01(d)(iii) of the Progress Disclosure Letter, for all equity awards granted under the Progress Employee Stock Option Plans to participants in the Progress CIC Plan after the date hereof, the definition of “good reason” or similar concept of constructive termination relating to such awards shall be as defined in Section 4.01(d)(iii) of the Progress Disclosure Letter. Progress also acknowledges and agrees that (A) neither Progress nor any of its subsidiaries will take any actions to fund any grantor trust or similar vehicle that it currently maintains, or may maintain at any time following the date hereof, in connection with the transactions contemplated by this Agreement and (B) prior to the Effective Time, Progress will take all actions necessary to amend (x) any grantor trust maintained by Progress to eliminate any requirement to fund any such grantor trust in connection with the transactions contemplated by this Agreement and (y) any Progress Employee Benefit Plan requiring the establishment or funding of a grantor trust to eliminate such requirement.

(f) Duke acknowledges and agrees that it shall assume, as of the Effective Time, all obligations under the Amended and Restated Supplemental Senior Executive Retirement Plan of Progress Energy, Inc. (the “SERP”); provided that nothing herein shall prohibit Progress or its affiliates or their respective successors and assigns from modifying, amending or terminating the provisions of the SERP in any manner in accordance with its terms and applicable law; provided, further that no modification, amendment or termination shall adversely affect a participant’s accrued benefit or the right to payment thereof under the provisions of the SERP as in effect immediately prior to such amendment, modification or termination. Without limiting the generality of the foregoing, following the Effective Time, in the event that the SERP is amended in a manner that would otherwise reduce a participant’s right to accrue future benefits under the SERP, Duke shall provide such participant with the opportunity to earn additional benefits under the SERP (or another compensation or benefit arrangement) equal to no less than the incremental amount that the participant would have earned under the SERP (i.e., due to the accrual of additional years of Service (as defined in the SERP)) in the absence of such amendment, except that such incremental amount shall be calculated after treating the participant’s Final Average Salary (as defined in the SERP) as if it was solely based on compensation earned by the participant prior to the Effective Time, as increased after the Effective Time by cost of living adjustments. Progress shall amend the SERP as soon as practicable after the date hereof to provide that no individual may become a participant in the SERP following the date of this Agreement.

(g) At the Effective Time, outstanding awards under the Progress Management Incentive Compensation Plan shall be assumed and the performance period for each such award shall remain open (such that no payments shall be made under the terms of the Progress

Management Incentive Compensation Plan solely as a result of or in connection with the Merger) at a level and providing an annual incentive compensation opportunity that is not less than the level and annual incentive compensation opportunity under the existing Progress Management Incentive Compensation Plan and the applicable performance criteria and vesting requirements for each such award shall be adjusted by the Compensation Committee of the Board of Directors of Duke as it determines is appropriate and equitable to reflect the performance of Progress during the performance period prior to the Effective Time, the transactions contemplated by this Agreement and the performance measures under awards made to similarly situated Duke employees as soon as practicable following the Effective Time.

(h) Without limiting the generality of Section 8.06, the provisions of this Section 5.07 are solely for the benefit of the parties to this Agreement, and no current or former director, officer, employee or independent contractor or any other person shall be a third-party beneficiary of this Agreement, and nothing herein shall be construed as an amendment to any Progress Employee Benefit Plan, Duke Employee Benefit Plan or other compensation or benefit plan or arrangement for any purpose.

Section 5.08 Indemnification, Exculpation and Insurance. (a) Each of Duke, Merger Sub and Progress agrees that, to the fullest extent permitted under applicable law, all rights to indemnification, advancement and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time now existing in favor of the current or former directors, officers and employees and the fiduciaries currently indemnified under benefit plans of Progress and its subsidiaries, as provided in their respective certificate or articles of incorporation, by-laws (or comparable organizational documents) or other agreements providing indemnification, advancement or exculpation shall survive the Merger and shall continue in full force and effect in accordance with their terms, and no such provision in any certificate or articles of incorporation, by-laws (or comparable organizational document) or other agreement shall be amended, modified or repealed in any manner that would adversely affect the rights or protections thereunder to any such individual with respect to acts or omissions occurring at or prior to the Effective Time. In addition, from and after the Effective Time, all directors, officers and employees and all fiduciaries currently indemnified under benefit plans of Progress or its subsidiaries who become directors, officers, employees or fiduciaries under benefit plans of Duke will be entitled to the indemnity, advancement and exculpation rights and protections afforded to directors, officers and employees or fiduciaries under benefit plans of Duke. From and after the Effective Time, Duke shall cause the Surviving Corporation and its subsidiaries to honor and perform, in accordance with their respective terms, each of the covenants contained in this Section 5.08 without limit as to time.

(b) For six years after the Effective Time, Duke shall maintain in effect the directors’ and officers’ liability (and fiduciary) insurance policies currently maintained by Progress covering acts or omissions occurring on or prior to the Effective Time with respect to those persons who are currently covered by Progress’s respective directors’ and officers’ liability (and fiduciary) insurance policies on terms with respect to such coverage and in amounts no less favorable than those set forth in the relevant policy in effect on the date of this Agreement; provided that the annual cost thereof shall not exceed 300% of the annual cost of such policies as of the date hereof. If such no less favorable insurance coverage cannot be maintained for such cost, Duke shall maintain the most advantageous policies of directors’ and officers’ insurance otherwise obtainable for such cost. Prior to the Effective Time, Progress may purchase a six-year “tail” prepaid policy on terms and conditions no less advantageous to the Progress Indemnified Parties, or any other person entitled to the benefit of Sections 5.08(a) and (b), as applicable, than the existing directors’ and officers’ liability (and fiduciary) insurance maintained by Progress, covering without limitation the transactions contemplated hereby; provided that the aggregate cost thereof shall not exceed 600% of the annual cost of the directors’ and officers’ liability (and fiduciary) insurance maintained by Progress as of the date hereof. If such “tail” prepaid policy has been obtained by Progress prior to the Effective Time, it shall satisfy the obligations set forth in the first two sentences of this paragraph (b) and Duke shall, after the Effective Time, maintain such policy in full force and effect, for its full term, and continue to honor its obligations thereunder.

(c) From and after the Effective Time, Duke will cause the Surviving Corporation to indemnify and hold harmless each present director and officer of Progress or any of its subsidiaries (in each case, for acts or failures to act in such capacity), determined as of the date hereof, and any person who becomes such a director or officer between the date hereof and the Effective Time (collectively, the “Progress Indemnified Parties”), against any costs or expenses (including reasonable attorneys’ fees, costs and expenses), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of matters existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time (including any matters arising in connection with the transactions contemplated by this Agreement), to the fullest extent permitted by applicable law (and Duke will cause the Surviving Corporation to also advance expenses (including reasonable attorneys’ fees, costs and expenses) as incurred to the fullest extent permitted under applicable law; provided that if required by applicable law the person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such person is not entitled to indemnification); and provided, further, that any determination as to whether a Progress Indemnified Party is entitled to indemnification or advancement of expenses hereunder pursuant to applicable law shall be made by independent counsel jointly selected by the Surviving Corporation and such Progress Indemnified Party.

(d) The obligations of Duke and the Surviving Corporation under this Section 5.08 shall not be terminated or modified by such parties in a manner so as to adversely affect any Progress Indemnified Party, or any other person entitled to the benefit of Sections 5.08(a) and (b), as the case may be, to whom this Section 5.08 applies without the consent of the affected Progress Indemnified Party, or such other person, as the case may be. If Duke, the Surviving Corporation or any of their respective successors or assigns (i) shall consolidate with or merge into any other corporation or entity and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) shall transfer all or substantially all of its properties and assets to any individual, corporation or other entity, then, and in each such case, proper provisions shall be made so that the successors and assigns of Duke or the Surviving Corporation, as the case may be, shall assume all of the obligations of Duke, or the Surviving Corporation, as the case may be, set forth in this Section 5.08.

(e) The provisions of Section 5.08 are (i) intended to be for the benefit of, and will be enforceable by, each indemnified party, his or her heirs and his or her representatives and (ii) in addition to, and not in substitution for, any other rights to indemnification, advancement, exculpation or contribution that any such person may have by contract or otherwise.

Section 5.09 Fees and Expenses. (a) Except as provided in this Section 5.09, all fees and expenses incurred in connection with the Merger, this Agreement and the transactions contemplated by this Agreement shall be paid by the party incurring such fees or expenses, whether or not the Merger is consummated, except that each of Progress and Duke shall each bear and pay one-half of the costs and expenses incurred in connection with (1) the filing, printing and mailing of the Form S-4 and the Joint Proxy Statement (including SEC filing fees), (2) the filings of the premerger notification and report forms under the HSR Act (including filing fees) and (3) the preparation and filing of all applications, filings or other materials with the FPSC, PUCO, the NCUC, the IURC, the KPSC and the PSCSC. The Surviving Corporation shall file any return with respect to, and shall pay, any state or local taxes (including penalties or interest with respect thereto), if any, that are attributable to (i) the transfer of the beneficial ownership of Progress’s real property and (ii) the transfer of Progress Common Stock pursuant to this Agreement as a result of the Merger. Progress and Duke shall cooperate with respect to the filing of such returns, including supplying any information that is reasonably necessary to complete such returns.

(b) Progress shall immediately pay Duke a fee equal to $400 million (the “Progress Termination Fee”) minus any amounts as may have been previously paid by Progress pursuant to Section 5.09(d), payable by wire transfer of same day funds, in the event that:

(i) following the Progress Shareholder Approval, (x) a Progress Takeover Proposal shall have been made known to Progress or any person shall have publicly announced an intention (whether or not conditional) to make a Progress Takeover Proposal, (y) thereafter this Agreement is terminated by Progress pursuant to Section 7.01(b)(i) and (z) within six months of such termination Progress or any of its subsidiaries enters into any Progress Acquisition Agreement or consummates any Progress Takeover Proposal, in either case with the person (or an affiliate of such person) that made the Progress Takeover Proposal referred to in clause (x), or

(ii) prior to or during the Progress Shareholders Meeting (or any subsequent meeting of Progress shareholders at which it is proposed that the Merger be approved), (x) a Progress Takeover Proposal shall have been publicly disclosed or any person shall have publicly announced an intention (whether or not conditional) to make a Progress Takeover Proposal, (y) thereafter this Agreement is terminated by either Progress or Duke pursuant to Section 7.01(b)(iii), and (z) within 12 months of such termination Progress or any of its subsidiaries enters into any Progress Acquisition Agreement or consummates any Progress Takeover Proposal, in either case with the person (or an affiliate of such person) that made the Progress Takeover Proposal referred to in clause (x), or

(iii) this Agreement is terminated by Progress pursuant to Section 7.01(d), or

(iv) this Agreement is terminated by Duke pursuant to Section 7.01(h)(i), provided, however, that if this Agreement is terminated by Duke pursuant to Section 7.01(h)(i) as a result of the Board of Directors of Progress (or any committee thereof) having withdrawn or modified, or proposed publicly to withdraw or modify, the approval or recommendation by such Board of Directors of this Agreement or the Merger primarily due to adverse conditions, events or actions of or relating to Duke, the Progress Termination Fee shall not be payable to Duke, or

(v) this Agreement is terminated by Duke pursuant to 7.01(h)(iii).

For the purposes of Section 5.09(b)(i) and (ii), the terms “Progress Acquisition Agreement” and “Progress Takeover Proposal” shall have the meanings assigned to such terms in Section 4.03 (except that the references to “20%” in the definition of “Progress Takeover Proposal” in Section 4.03(a) shall be deemed to be references to “50%”) and the Termination Fee shall be immediately payable upon the first to occur of Progress entering into such Progress Acquisition Agreement or consummating such Progress Takeover Proposal.

(c) Duke shall immediately pay Progress a fee equal to $675 million (the “Duke Termination Fee”) minus any amounts as may have been previously paid by Duke pursuant to Section 5.09(e), payable by wire transfer of same day funds, in the event that:

(i) following the Duke Shareholder Approval, (x) a Duke Takeover Proposal shall have been made known to Duke or any person shall have publicly announced an intention (whether or not conditional) to make a Duke Takeover Proposal, (y) thereafter this Agreement is terminated by Duke pursuant to Section 7.01(b)(i), and (z) within six months of such termination Duke or any of its subsidiaries enters into any Duke Acquisition Agreement or consummates any Duke Takeover Proposal, in either case with the person (or an affiliate of such person) that made the Duke Takeover Proposal referred to in clause (x), or

(ii) prior to or during the Duke Shareholders Meeting (or any subsequent meeting of Duke shareholders at which it is proposed that the Duke Share Issuance or Duke Charter Amendment be approved), (x) a Duke Takeover Proposal shall have been publicly disclosed or any person shall have publicly announced an intention (whether or not conditional) to make a Duke Takeover Proposal, (y) thereafter this Agreement is terminated by either Progress or Duke pursuant to Section 7.01(b)(ii), and (z) within 12 months of such termination Duke or any of its subsidiaries enters into any Duke Acquisition Agreement or consummates any Duke Takeover Proposal, in either case with the person (or an affiliate of such person) that made the Duke Takeover Proposal referred to in clause (x), or

(iii) this Agreement is terminated by Duke pursuant to Section 7.01(f), or

(iv) this Agreement is terminated by Progress pursuant to Section 7.01(g)(i), provided, however, that if this Agreement is terminated by Progress pursuant to Section 7.01(g)(i) as a result of the Board of Directors of Duke (or any committee thereof) having withdrawn or modified, or proposed publicly to withdraw or modify, the approval or recommendation by such Board of Directors of the Duke Share Issuance or Duke Charter Amendment primarily due to adverse conditions, events or actions of or relating to Progress, the Duke Termination Fee shall not be payable to Progress, or

(v) this Agreement is terminated by Progress pursuant to 7.01(g)(iii).

For the purposes of Section 5.09(c)(i) and (ii), the terms “Duke Acquisition Agreement” and “Duke Takeover Proposal” shall have the meanings assigned to such terms in Section 4.04 (except that the references to “20%” in the definition of “Duke Takeover Proposal” in Section 4.04(a) shall be deemed to be references to “50%”) and the Duke Termination Fee shall be immediately payable upon the first to occur of Duke entering into such Duke Acquisition Agreement or consummating such Duke Takeover Proposal.

(d) If this Agreement is terminated (i) by Progress or Duke pursuant to Section 7.01(b)(iii) (after the public disclosure of a Progress Takeover Proposal or the announcement by any person of the intention (whether or not conditional) to make a Progress Takeover Proposal and in each case there shall not have been a bona fide withdrawal thereof prior to the Progress Shareholders Meeting) or (ii) by Duke pursuant to Section 7.01(e), Progress shall reimburse Duke promptly upon demand, but in no event later than three business days after the date of such demand, by wire transfer of same day funds, for all reasonable, out-of-pocket fees and expenses incurred or paid by or on behalf of, Duke in connection with the Merger or the transactions contemplated by this Agreement, including all reasonable fees and expenses of counsel, investment banking firms, accountants, experts and consultants to Duke; provided, however, that Progress shall not be obligated to make payments pursuant to this Section 5.09(d) in excess of $30,000,000 in the aggregate.

(e) If this Agreement is terminated (i) by Progress or Duke pursuant to Section 7.01(b)(ii) (after the public disclosure of a Duke Takeover Proposal or the announcement by any person of the intention (whether or not conditional) to make a Duke Takeover Proposal and in each case there shall not have been a bona fide withdrawal thereof prior to the Duke Shareholders Meeting), or (ii) by Progress pursuant to Section 7.01(c), Duke shall reimburse Progress promptly upon demand, but in no event later than three business days after the date of such demand, by wire transfer of same day funds, for all reasonable, out-of-pocket fees and expenses incurred or paid by or on behalf of, Progress in connection with the Merger or the transactions contemplated by this Agreement, including all reasonable fees and expenses of counsel, investment banking firms, accountants, experts and consultants to Progress; provided, however, that Duke shall not be obligated to make payments pursuant to this Section 5.09(e) in excess of $30,000,000 in the aggregate.

(f) Progress acknowledges that the agreements contained in Sections 5.09(b) and 5.09(d) are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, Duke would not enter into this Agreement; accordingly, if Progress fails promptly to pay the amount due pursuant to Section 5.09(b) or 5.09(d), and, in order to obtain such payment, Duke commences a suit that results in a judgment against Progress for the fees set forth in Section 5.09(b) or 5.09(d), Progress shall pay to Duke its costs and expenses (including attorneys’ fees and expenses) in connection with such suit, together with interest on the amount of the fee at the prime rate of Citibank N.A. in effect on the date such payment was required to be made.

(g) Duke acknowledges that the agreements contained in Sections 5.09(c) and 5.09(e) are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, Progress would not enter into this Agreement; accordingly, if Duke fails promptly to pay the amount due pursuant to Section 5.09(c) or 5.09(e), and, in order to obtain such payment, Progress commences a suit that results in a judgment against Duke for the fees set forth in Section 5.09(c) or 5.09(e), Duke shall pay to Progress its costs and expenses (including attorneys’ fees and expenses) in connection with such suit, together with interest on the amount of the fee at the prime rate of Citibank N.A. in effect on the date such payment was required to be made.

Section 5.10 Public Announcements. Progress and Duke will consult with each other before issuing, and provide each other the reasonable opportunity to review, comment upon and concur with, any press release or other public statements with respect to the transactions contemplated by this Agreement, including the Merger, and shall not issue any such press release or make any such public statement prior to such consultation, except as any party, after consultation with counsel, determines is required by applicable law or applicable rule or regulation of the NYSE.

Section 5.11 Affiliates. As soon as practicable after the date of this Agreement, Progress shall deliver to Duke, and Duke shall deliver to Progress, a letter identifying all persons who are, at the time this Agreement is submitted for adoption by the respective shareholders of Duke and Progress, “affiliates” of Progress or Duke, as the case may be, for purposes of Rule 145 under the Securities Act.

Section 5.12 NYSE Listing. Duke shall use its reasonable best efforts to cause the shares of Duke Common Stock issuable to Progress’s shareholders as contemplated by this Agreement to be approved for listing on the NYSE, subject to official notice of issuance, as promptly as practicable after the date of this Agreement, and in any event prior to the Closing Date.

Section 5.13 Shareholder Litigation. Each of Progress and Duke shall give the other the reasonable opportunity to consult concerning the defense of any shareholder litigation against Progress or Duke, as applicable, or any of their respective directors or officers relating to the transactions contemplated by this Agreement.

Section 5.14 Tax-Free Reorganization Treatment. The parties to this Agreement intend that the Merger will qualify as a reorganization under Section 368(a) of the Code, and each shall not, and shall not permit any of their respective subsidiaries to, take any action, or fail to take any action, that would reasonably be expected to jeopardize the qualification of the Merger as a reorganization under Section 368(a) of the Code.

Section 5.15 Standstill Agreements; Confidentiality Agreements. During the period from the date of this Agreement through the Effective Time, neither Progress nor Duke shall terminate, amend, modify or waive any provision of any confidentiality or standstill agreement to which it or any of its respective subsidiaries is a party except (i) as required by applicable law, (ii) during the Progress Applicable Period in the case of Progress or during the Duke Applicable Period in the case of Duke, neither party shall enforce any standstill agreements or similar obligations in effect on the date of this Agreement in any manner that might prevent a third party from requesting permission to submit a Progress Takeover Proposal in accordance with Section 4.03 or a Duke Takeover Proposal in accordance with Section 4.04, as applicable or (iii) if the Board of Directors of the applicable party determines in good faith that failure to do so could reasonably be expected to result in a breach of its fiduciary obligations under applicable law. Except as provided in the first sentence of this Section 5.15, Progress or Duke, as the case may be, shall enforce any confidentiality or standstill agreement to which it or any of its respective subsidiaries is a party, including by seeking injunctions to prevent any breaches of such agreements and to enforce specifically the terms and provisions thereof, to the fullest extent permitted under applicable law.

ARTICLE VI

CONDITIONS PRECEDENT

Section 6.01 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligation of each party to effect the Merger is subject to the satisfaction or waiver by Progress and Duke on or prior to the Closing Date of the following conditions:

(a) Shareholder Approvals. Each of the Duke Shareholder Approval and the Progress Shareholder Approval shall have been obtained.

(b) No Injunctions or Restraints. No (i) temporary restraining order or preliminary or permanent injunction or other order by any federal or state court of competent jurisdiction preventing consummation of the Merger or (ii) applicable federal or state law prohibiting consummation of the Merger (collectively, “Restraints”) shall be in effect.

(c) Form S-4. The Form S-4 shall have become effective under the Securities Act and shall not be the subject of any stop order or proceedings seeking a stop order and no proceedings for that purpose shall have been initiated or overtly threatened by the SEC.

(d) NYSE Listing. The shares of Duke Common Stock issuable to Progress’s shareholders as contemplated by this Agreement shall have been approved for listing on the NYSE, subject to official notice of issuance.

(e) Charter Amendment. The Duke Charter Amendment shall have become effective.

Section 6.02 Conditions to Obligations of Progress. The obligation of Progress to effect the Merger is further subject to satisfaction or waiver of the following conditions:

(a) Representations and Warranties. The representations and warranties of Duke set forth herein shall be true and correct both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), except where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to “materiality” or “material adverse effect” set forth therein) does not have, and could not reasonably be expected to have, individually or in the aggregate, a material adverse effect on Duke.

(b) Performance of Obligations of Duke. Duke shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date.

(c) Tax Opinion. Progress shall have received a written opinion from Hunton & Williams LLP, counsel to Progress, dated as of the Closing Date, to the effect that the Merger will qualify as a reorganization under Section 368(a) of the Code. Such counsel shall be entitled to rely upon representation letters from each of Duke, Progress, Merger Sub and others, in each case, in form and substance reasonably satisfactory to such counsel. Each such representation letter shall be dated as of the date of such opinion. The opinion condition referred to in this Section 6.02(c) shall not be waivable after receipt of the Progress Shareholder Approval, unless further approval of the shareholders of Progress is obtained with appropriate disclosure.

(d) Statutory Approvals. The Progress Required Statutory Approvals and the Duke Required Statutory Approvals shall have been obtained (including, in each case, the expiration or termination of the waiting periods (and any extensions thereof) under the HSR Act applicable to the Merger and the transactions contemplated by this Agreement) at or prior to the Effective Time, such approvals shall have become Final Orders (as defined below) and neither (i) such Final Orders nor (ii) any other order, action or regulatory condition of a regulatory body shall impose terms or conditions that, individually or in the aggregate, could reasonably be expected to have a Burdensome Effect on Progress or Duke. A “Final Order” means action by the relevant Governmental Authority that has not been reversed, stayed, enjoined, set aside, annulled or suspended, with respect to which any waiting period prescribed by law before the transactions contemplated hereby may be consummated has expired (a “Final Order Waiting Period”), and as to which all conditions to the consummation of such transactions prescribed by law, regulation or order have been satisfied.

(e) No Material Adverse Effect. Except as disclosed in the Duke SEC Reports filed on or after January 1, 2010 and prior to the date hereof or in any specific section of the Duke Disclosure Letter corresponding to Section 3.02, since December 31, 2009, there shall not have been any change, event, occurrence or development that, individually or in the aggregate, has had or could reasonably be expected to have a material adverse effect on Duke.

(f) Closing Certificates. Progress shall have received a certificate signed by an executive officer of Duke, dated the Effective Time, to the effect that, to such officer’s knowledge, the conditions set forth in Sections 6.02(a), 6.02(b) and 6.02(e) have been satisfied.

Section 6.03 Conditions to Obligations of Duke. The obligation of Duke to effect the Merger is further subject to satisfaction or waiver of the following conditions:

(a) Representations and Warranties. The representations and warranties of Progress set forth herein shall be true and correct both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), except where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to “materiality” or “material adverse effect” set forth therein) does not have, and could not reasonably be expected to have, individually or in the aggregate, a material adverse effect on Progress.

(b) Performance of Obligations of Progress. Progress shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date.

(c) Tax Opinion. Duke shall have received a written opinion from Wachtell, Lipton, Rosen & Katz, counsel to Duke, dated as of the Closing Date, to the effect that the Merger will qualify as a reorganization under Section 368(a) of the Code. Such counsel shall be entitled to rely upon representation letters from each of Duke, Progress, Merger Sub and others, in each case, in form and substance reasonably satisfactory to such counsel. Each such representation letter shall be dated as of the date of such opinion. The opinion condition referred to in this Section 6.03(c) shall not be waivable after receipt of the Duke Shareholder Approval, unless further approval of the shareholders of Duke is obtained with appropriate disclosure.

(d) Statutory Approvals. The Progress Required Statutory Approvals and the Duke Required Statutory Approvals shall have been obtained (including, in each case, the expiration or termination of the waiting periods (and any extensions thereof) under the HSR Act applicable to the Merger and the transactions contemplated by this Agreement) at or prior to the Effective Time, such approvals shall have become Final Orders and neither (i) such Final Orders nor (ii) any other order, action or regulatory condition of a regulatory body shall impose terms or conditions that, individually or in the aggregate, could reasonably be expected to have a Burdensome Effect on Duke or Progress.

(e) No Material Adverse Effect. Except as disclosed in the Progress SEC Reports filed on or after January 1, 2010 and prior to the date hereof or in any specific section of the Progress Disclosure Letter corresponding to Section 3.01, since December 31, 2009, there shall not have been any change, event, occurrence or development that, individually or in the aggregate, has had or could reasonably be expected to have a material adverse effect on Progress.

(f) Closing Certificates. Duke shall have received a certificate signed by an executive officer of Progress, dated the Effective Time, to the effect that, to such officer’s knowledge, the conditions set forth in Sections 6.03(a), 6.03(b) and 6.03(e) have been satisfied.

Section 6.04 Frustration of Closing Conditions. Neither Progress nor Duke may rely on the failure of any condition set forth in Section 6.01, 6.02 or 6.03, as the case may be, to be satisfied if such failure was caused by such party’s failure to use reasonable best efforts to consummate the Merger and the other transactions contemplated by this Agreement, to the extent required by and subject to Section 5.05.

ARTICLE VII

TERMINATION, AMENDMENT AND WAIVER

Section 7.01 Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or (other than pursuant to clauses (d), (f), (g) or (h) below) after the Progress Shareholder Approval or the Duke Shareholder Approval:

(a) by mutual written consent of Progress and Duke;

(b) by either Progress or Duke:

(i) if the Merger shall not have been consummated by the 12-month anniversary of the date of this Agreement (the “Initial Termination Date”); provided, however, that the right to terminate this Agreement pursuant to this Section 7.01(b)(i) shall not be available to any party whose failure to perform any of its obligations under this Agreement results in the failure of the Merger to be consummated by such time; and provided, further, that, (A) if on the Initial Termination Date the conditions to the Closing set forth in Sections 6.01(b), 6.02(d) and/or 6.03(d) shall not have been fulfilled but all other conditions to the Closing shall have been fulfilled or shall be capable of being fulfilled, then either party may (on one or more occasions) extend the Initial Termination Date up to the 18-month anniversary of the date of this Agreement and (B) if the Initial Termination Date (as it may be extended pursuant to clause (A) of this Section 7.01(b)(i)) shall occur during any Final Order Waiting Period, the Initial Termination Date shall be extended until the third business day after the expiration of such Final Order Waiting Period;

(ii) if the Duke Shareholder Approval shall not have been obtained at a Duke Shareholders Meeting duly convened therefor or at any adjournment or postponement thereof;

(iii) if the Progress Shareholder Approval shall not have been obtained at a Progress Shareholders Meeting duly convened therefor or at any adjournment or postponement thereof;

(iv) if any Restraint having any of the effects set forth in Section 6.01(b) shall be in effect and shall have become final and nonappealable; provided that the party seeking to terminate this Agreement pursuant to this Section 7.01(b)(iv) shall have used its reasonable best efforts to prevent the entry of and to remove such Restraint; or

(v) if any condition to the obligation of such party to consummate the Merger set forth in Section 6.02 (in the case of Progress) or in Section 6.03 (in the case of Duke) becomes incapable of satisfaction prior to the Initial Termination Date (or, if the Initial Termination Date is extended in accordance with the second proviso to Section 7.01(b)(i), such date as extended); provided, however, in the case of Section 6.02(d) and 6.03(d), the Initial Termination Date shall refer to such date as it may be extended pursuant to the second proviso to Section 7.01(b)(i); and provided further, that the failure of any such condition to be capable of satisfaction is not the result of a material breach of this Agreement by the party seeking to terminate this Agreement;

(c) by Progress, if Duke shall have breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (A) would give rise to the failure of a condition set forth in Section 6.02(a) or (b), and (B) is incapable of being cured by Duke or is not cured by Duke within 60 days following receipt of written notice from Progress of such breach or failure to perform;

(d) by Progress in accordance with Section 4.03(b); provided, that, in order for the termination of this Agreement pursuant to this paragraph (d) to be deemed effective, Progress shall have complied with Section 4.03 and with applicable requirements, including the payment of the Progress Termination Fee, of Section 5.09;

(e) by Duke, if Progress shall have breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (A) would give rise to the failure of a condition set forth in Section 6.03(a) or (b), and (B) is incapable of being cured by Progress or is not cured by Progress within 60 days following receipt of written notice from Duke of such breach or failure to perform;

(f) by Duke in accordance with Section 4.04(b); provided, that, in order for the termination of this Agreement pursuant to this paragraph (f) to be deemed effective, Duke shall have complied with Section 4.04 and with applicable requirements, including the payment of the Duke Termination Fee, of Section 5.09;

(g) by Progress, if the Board of Directors of Duke (or any committee thereof) (i) shall have withdrawn or modified, or proposed publicly to withdraw or modify, the approval or recommendation by such Board of Directors of the Duke Charter Amendment or the Duke Share Issuance, (ii) shall fail to reaffirm such approval or recommendation within 15 business days of receipt of Progress’s written request at any time when a Duke Takeover Proposal shall have been made and not rejected by the Board of Directors of Duke; provided, that, such 15-business day period shall be extended for ten business days following any material modification to such Duke Takeover Proposal occurring after the receipt of Progress’s written request and provided, further, that such 15-business day period shall recommence each time a Duke Takeover Proposal has been made following the receipt of Progress’s written request by a person that had not made a Duke Takeover Proposal prior to the receipt of Progress’s written request, or (iii) shall have approved or recommended, or proposed to approve or recommend, a Duke Takeover Proposal; or

(h) by Duke, if the Board of Directors of Progress (or any committee thereof) (i) shall have withdrawn or modified, or proposed publicly to withdraw or modify, the approval or recommendation by such Board of Directors of this Agreement or the Merger, (ii) shall fail to reaffirm such approval or recommendation within 15 business days of receipt of Duke’s written request at any time when a Progress Takeover Proposal shall have been made and not rejected by the Board of Directors of Progress; provided, that, such 15-business day period shall be extended for ten business days following any material modification to such Progress Takeover Proposal occurring after the receipt of Duke’s written request and provided, further, that such 15-business day period shall recommence each time a Progress Takeover Proposal has been made following the receipt of Duke’s written request by a person that had not made a Progress Takeover Proposal prior to the receipt of Duke’s written request, or (iii) shall have approved or recommended, or proposed to approve or recommend, a Progress Takeover Proposal.

Section 7.02 Effect of Termination. (a) In the event of termination of this Agreement by either Duke or Progress as provided in Section 7.01, this Agreement shall forthwith become null and void and have no effect, without any liability or obligation on the part of Progress or Duke, other than the provisions of Section 5.09, this Section 7.02 and Article VIII, which provisions shall survive such termination, and except to the extent that such termination results from the willful and material breach by a party of any of its representations, warranties, covenants or agreements set forth in this Agreement, in which case such termination shall not relieve any party of any liability or damages resulting from its willful and material breach of this Agreement (including any such case in which a Progress Termination Fee or a Duke Termination Fee, as the case may be, is, or any expenses of Progress or Duke in connection with the transactions contemplated by this Agreement are, payable pursuant to Section 5.09 to Progress or Duke, as the case may be (the “Injured Party”), to the extent any such liability or damage suffered by the Injured Party exceeds the amount of the Progress Termination Fee, in the circumstance in which Duke is the Injured Party, or the Duke Termination Fee, in the circumstance in which Progress is the Injured Party and any expenses payable pursuant to Section 5.09 to the Injured Party, it being the intent that any Progress Termination Fee, Duke Termination Fee and any expenses paid to the Injured Party shall serve as a credit against and off-set any liability or damage suffered by the Injured Party to the extent of such payment).

(b) In the event Duke terminates this Agreement pursuant to Section 7.01(h)(i) as a result of the Board of Directors of Progress having withdrawn or modified, or proposed to publicly withdraw or modify, the approval or recommendation by such Board of Directors of this Agreement or the Merger that was made primarily due to adverse conditions, events or actions of or relating to Duke, in any judicial, court or tribunal proceeding in which the payment of the Progress Termination Fee is at issue under the proviso in Section 5.09(b)(iv), whether brought or initiated by Duke or Progress, Progress shall have the burden of proving that the Board of Directors of Progress withdrew or modified, or proposed publicly to withdraw or modify, the approval or recommendation by such Board of Directors of this Agreement or the Merger primarily due to adverse conditions, events or actions of or relating to Duke.

(c) In the event Progress terminates this Agreement pursuant to Section 7.01(g)(i) as a result of the Board of Directors of Duke having withdrawn or modified, or proposed to publicly withdraw or modify, the approval or recommendation by such Board of Directors of the Duke Share Issuance and the Duke Charter Amendment that was made primarily due to adverse conditions, events or actions of or relating to Progress, in any judicial, court or tribunal proceeding in which the payment of the Duke Termination Fee is at issue under the proviso in Section 5.09(c)(iv), whether brought or initiated by Progress or Duke, Duke shall have the burden of proving that the Board of Directors of Duke withdrew or modified, or proposed publicly to withdraw or modify, the approval or recommendation by such Board of Directors of the Duke Share Issuance and the Duke Charter Amendment primarily due to adverse conditions, events or actions of or relating to Progress.

Section 7.03 Amendment. This Agreement may be amended by the parties at any time before or after the Duke Shareholder Approval or the Progress Shareholder Approval; provided, however, that after any such approval, there shall not be made any amendment that by law requires further approval by the shareholders of Duke or Progress without the further approval of such shareholders. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties.

Section 7.04 Extension; Waiver. At any time prior to the Effective Time, a party may (a) extend the time for the performance of any of the obligations or other acts of the other parties, (b) waive any inaccuracies in the representations and warranties of the other parties contained in this Agreement or in any document delivered pursuant to this Agreement or (c) subject to the proviso of Section 7.03, waive compliance by the other parties with any of the agreements or conditions contained in this Agreement. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.

ARTICLE VIII

GENERAL PROVISIONS

Section 8.01 Nonsurvival of Representations and Warranties. None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time. This Section 8.01 shall not limit any covenant or agreement of the parties that by its terms contemplates performance after the Effective Time and such provisions shall survive the Effective Time.

Section 8.02 Notices. All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be deemed given (as of the time of delivery or, in the case of a telecopied communication, of confirmation) if delivered personally, telecopied (which is confirmed) or sent by overnight courier (providing proof of delivery) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

if to Duke, to:

Duke Energy Corporation

526 South Church Street

Charlotte, North Carolina 28202

Telecopy No.:	(704) 382-7705
Attention:	Marc E. Manly

with a copy to:

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

Telecopy No.:	(212) 403-2000
Attention:	Steven A. Rosenblum

if to Progress, to:

Progress Energy, Inc.

410 S. Wilmington Street

Raleigh, North Carolina 27602

Telecopy No.:	(919) 546-5245
Attention:	John R. McArthur

with a copy to:

Hunton & Williams LLP

200 Park Avenue

New York, New York 10166

Telecopy No.:	(212) 309-1100
Attention:	James A. Jones, III

and

Hunton & Williams LLP

One Bank of America Plaza, Suite 1400

421 Fayetteville Street

Raleigh, North Carolina 27601

Telecopy No.:	(919) 833-6352
Attention:	Timothy S. Goettel

Section 8.03 Definitions. For purposes of this Agreement:

(a) an “affiliate” of any person means another person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first person, where “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management policies of a person, whether through the ownership of voting securities, by contract, as trustee or executor, or otherwise;

(b) “capital stock” or “shares of capital stock” means (i) with respect to a corporation, as determined under the laws of the jurisdiction of organization of such entity, capital stock or such shares of capital stock; (ii) with respect to a partnership, limited liability company, or similar entity, as determined under the laws of the jurisdiction of organization of such entity, units, interests, or other partnership or limited liability company interests; or (iii) any other equity ownership or participation;

(c) “Contract” means any legally binding written or oral agreement, contract, subcontract, lease, instrument, note, license or sublicense;

(d) “material adverse effect” means, when used in connection with Progress or Duke, as the case may be, any change, effect, event, occurrence or state of facts (i) that is materially adverse to the business, assets, properties, financial condition or results of operations of such person and its subsidiaries taken as a whole but excluding any of the foregoing resulting from (A) changes in international or national political or regulatory conditions generally (in each case, to the extent not disproportionately affecting the applicable person and its subsidiaries, taken as a whole, as compared to similarly situated persons), (B) changes or conditions generally affecting the U.S. economy or financial markets or generally affecting any of the segments of the industry in which the applicable person or any of its subsidiaries operates (in each case, to the extent not disproportionately affecting the applicable person and its subsidiaries, taken as a whole, as compared to similarly situated persons), (C) the announcement or consummation of, or compliance with, this Agreement, or (D) any taking of any action by such party at the written request of the other party, or (ii) that prevents or materially delays such person from performing its material obligations under this Agreement or consummation of the transactions contemplated hereby;

(e) “person” means an individual, corporation, partnership, limited liability company, joint venture, association, trust, unincorporated organization or other entity;

(f) “subsidiary” means, with respect to any person, any other person, whether incorporated or unincorporated, of which more than 50% of either the equity interests in, or the voting control of, such other person is, directly or indirectly through subsidiaries or otherwise, beneficially owned by such first person; and

(g) “knowledge” means (i) with respect to Progress, the actual knowledge of the persons listed in Section 8.03(g) of the Progress Disclosure Letter, and (ii) with respect to Duke, the actual knowledge of the persons listed in Section 8.03(g) of the Duke Disclosure Letter.

Section 8.04 Interpretation and Other Matters. (a) When a reference is made in this Agreement to an Article, Section or Exhibit, such reference shall be to an Article or Section of, or an Exhibit to, this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such terms. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. References to a person are also to its permitted successors and assigns.

(b) Each of Duke and Progress has or may have set forth information in its respective disclosure letter in a section thereof that corresponds to the section of this Agreement to which it relates. A matter set forth in one section of a disclosure letter need not be set forth in any other section of the disclosure letter so long as its relevance to the latter section of the disclosure letter or section of this Agreement is readily apparent on the face of the information disclosed in the disclosure letter to the person to which such disclosure is being made. The fact that any item of information is disclosed in a disclosure letter to this Agreement shall not be construed to mean that such information is required to be disclosed by this Agreement. Such information and the dollar thresholds set forth herein shall not be used as a basis for interpreting the terms “material,” “material adverse effect” or other similar terms in this Agreement.

(c) Duke agrees to cause Merger Sub to comply with its obligations under this Agreement.

Section 8.05 Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each party and delivered to the other parties.

Section 8.06 Entire Agreement; No Third-Party Beneficiaries. This Agreement (including the documents and instruments referred to herein) and the Confidentiality Agreement (i) constitute the entire agreement, and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter of this Agreement and (ii) except for the provisions of Section 5.08 (which shall be enforceable by the Indemnified Parties) and except for the rights of Progress’s shareholders to receive the Merger Consideration after the Effective Time in the event the Merger is consummated, are not intended to confer upon any person other than the parties any rights or remedies. The representations and warranties in this Agreement are the product of negotiations among the parties and are for the sole benefit of the parties. Any inaccuracies in such representations and warranties are subject to waiver by the parties in accordance with the terms of this Agreement without notice or liability to any other person. The representations and warranties in this Agreement may represent an allocation among the parties of risks associated with particular matters regardless of the knowledge of any of the parties and may have been qualified by certain disclosures not reflected in the text of this Agreement. Accordingly, persons other than the parties may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

Section 8.07 Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflict of laws, except that matters related to the fiduciary obligations of the Progress Board of Directors shall be governed by the laws of the State of North Carolina.

Section 8.08 Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of law or otherwise by any of the parties hereto without the prior written consent of the other party. Any attempted or purported assignment in violation of the preceding sentence shall be null and void and of no effect whatsoever. Subject to the preceding two sentences, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

Section 8.09 Enforcement.

(a) The parties agree that irreparable damage would occur and that the parties would not have any adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, without the necessity of posting bonds or similar undertakings in connection therewith, this being in addition to any other remedy to which they are entitled at law or in equity.

(b) Each of the parties (i) irrevocably submits itself to the personal jurisdiction of each state or federal court sitting in the State of Delaware, as well as to the jurisdiction of all courts to which an appeal may be taken from such courts, in any suit, action or proceeding arising out of or relating to this Agreement or any of the transactions contemplated herein, (ii) agrees that every such suit, action or proceeding shall be brought, heard and determined exclusively in the Court of

Chancery of the State of Delaware (provided that, in the event subject matter jurisdiction is unavailable in or declined by the Court of Chancery, then all such claims shall be brought, heard and determined exclusively in any other state or federal court sitting in the State of Delaware), (iii) agrees that it shall not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from such court, (iv) agrees not to bring any suit, action or proceeding arising out of or relating to this Agreement or any of the transactions contemplated herein in any other court, and (v) waives any defense of inconvenient forum to the maintenance of any suit, action or proceeding so brought.

(c) Each of the parties agrees that service of any process, summons, notice or document by U.S. registered mail to its address set forth in Section 8.02 shall be effective service of process for any action, suit or proceeding brought against it, provided, however, that nothing contained in the foregoing clause shall affect the right of any party to serve legal process in any other manner permitted by applicable Law.

Section 8.10 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable law in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

Section 8.11 Waiver of Jury Trial. Each party to this Agreement knowingly and voluntarily waives, to the fullest extent permitted by applicable law, any right it may have to a trial by jury in respect of any action, suit or proceeding arising out of or relating to this Agreement.

IN WITNESS WHEREOF, Duke, Merger Sub and Progress have caused this Agreement to be signed by their respective officers thereunto duly authorized, all as of the date first written above.

DUKE ENERGY CORPORATION

By	/s/ James E. Rogers
	Name:	James E. Rogers
	Title:	Chairman, President and Chief Executive Officer

DIAMOND ACQUISITION CORPORATION

By	/s/ David S. Maltz
	Name:	David S. Maltz
	Title:	Vice President

PROGRESS ENERGY, INC.

By	/s/ William D. Johnson
	Name:	William D. Johnson
	Title:	Chairman, President and Chief Executive Officer

— SIGNATURE PAGE TO THE MERGER AGREEMENT—

Exhibit A

1.	As of the Effective Time, the size of the Board of Directors of Duke will be increased to 18.

2.	All 11 current directors of Duke (the “Duke Designees”) will continue as directors as of the Effective Time, subject to their ability and willingness to serve. Seven of the current directors of Progress (the “Progress Designees”) will be added to the Board of Directors of Duke as of the Effective Time, subject to their ability and willingness to serve, such seven directors to be designated by Progress, following reasonable consultation with Duke, no later than March 20, 2011.

3.	If any Duke Designee is unable or unwilling to serve as a director of Duke as of the Effective Time, Duke will designate a replacement, following reasonable consultation with Progress, which replacement shall be deemed a Duke Designee for all purposes of the Merger Agreement.

4.	If any Progress Designee is unable or unwilling to serve as a director of Duke as of the Effective Time, Progress will designate a replacement, following reasonable consultation with Duke, which replacement shall be deemed a Progress Designee for all purposes of the Merger Agreement.

5.	As of the Effective Time, the standing Board committees of Duke will consist of Duke’s existing committees plus a Regulatory Policy and Operations Committee. At least one Progress Designee will serve on each committee. In determining and recommending committee assignments, the Board and the Corporate Governance Committee will take into account, among other things, the skills and expertise of the directors, the needs of the committees, and the goal that committee workloads be distributed reasonably among the full Board.

6.	Progress will designate the chairs of the Compensation Committee and the Audit Committee, and Duke will designate the chairs of each of the other Board committees, in each case following reasonable consultation with the other party, and in each case subject to such individuals’ ability and willingness to serve. If any such designated chair is unable or unwilling to serve in such position as of the Effective Time, the party that designated such chair shall designate a replacement from among such party’s director designees, following reasonable consultation with the other party.

7.	Duke will designate the lead independent director, following reasonable consultation with Progress, subject to such individual’s ability and willingness to serve. If the individual so designated as lead independent director is unable or unwilling to serve in such position as of the Effective Time, Duke will designate a replacement from among the Duke Designees, following reasonable consultation with Progress.

8.	Prior to the Effective Time, Duke will amend its Principles for Corporate Governance to provide that the normal retirement date for directors will be the annual meeting held in the calendar year following the calendar year in which such director reaches the age of 71.

Exhibit B

Roles and Responsibilities

Chief Executive Officer		Executive Chairman

• • •	Member of the Board Determines Board agenda Conduit between Duke and Board	• • •	Conducts Board meetings Supports Board selection process Assists in setting Board agenda

•	Develops the strategic plan	•	Provides input on public policy positions

•	Develops and communicates vision & mission	•	Spokesman on public policy initiatives

• • •

Develops public policy positions

Jointly designates executive management team with Executive Chairman prior to announcement

Following transition, selects executive management team with input from Executive Chairman

			• • •	National and international policy Global initiatives Active role in national and state government relations, in coordination with CEO
• • • •	Develops annual budget for Board approval Drives strategic financial and operational results Leads the organization Represents Duke to the public and investors	• • •	Jointly designates executive management team with CEO prior to announcement Following transition, provides input on selection of executive management team Represents the Board to the public

Overview of responsibilities

			Primary responsibility		Secondary responsibility
			Executive Chairman	CEO	Executive Chairman	CEO
•	Market/public communications
	•	Before federal or international authorities	Ö			Ö
	•	Before state authorities		Ö	Ö
	•	Rate proceedings		Ö
	•	Financial/earnings call/strategy/appearance at EEI and other industry conferences		Ö
	•	National media on federal/global energy policy	Ö			Ö
•	Point of contact for merger activities			Ö	Ö
•	Responsibility to determine Board agenda			Ö	Ö
•	Operational execution			Ö
•	Corporate strategy			Ö	Ö

Exhibit C

EMPLOYMENT AGREEMENT

TERM SHEET

WILLIAM D. JOHNSON

As soon as reasonably practicable following the execution of this term sheet but in any event prior to the effective date of the closing of the merger (the “Merger”) contemplated by the Agreement and Plan of Merger by and among Duke Energy Corporation (“Duke”), Progress Energy, Inc. (“Progress”) and Diamond Acquisition Corporation (the “Merger Agreement”), Duke will take such action (or cause its affiliates to take such action) as may be necessary and appropriate to effectuate a new employment agreement to be entered into or assumed by Duke for William D. Johnson (the “Executive”), which agreement shall take effect as of the Merger. Effective upon the closing of the Merger and until such time as a new employment agreement becomes effective, this term sheet shall govern the respective parties’ rights and obligations and shall constitute an amendment of the Executive’s employment agreement when deemed effective as provided herein. The new employment agreement shall be governed by the following provisions.

1.	Basic Premise – The new employment agreement shall be substantially similar to the form of the current employment agreement for Duke’s current CEO, except as otherwise described below.

2.	Role – The Executive shall be named as President and CEO of Duke effective upon the Merger, which will require conforming changes to the new employment agreement.

3.	Term – Three-year term of employment commencing upon the closing of the Merger.

4.	Ongoing Compensation

(a)	Annual Base Salary – $1,100,000.

(b)	Short-Term Incentive Plan – The Executive shall be eligible to participate in the applicable Duke short-term incentive plan, with a target opportunity of 125% of annual base salary. The terms and conditions of the Executive’s short-term incentive compensation opportunities shall be substantially similar to the short-term incentive compensation opportunities provided to other executive officers of Duke, as determined by the Duke Compensation Committee from time to time.

(c)	Long-Term Incentives – The Executive shall be eligible to participate in the applicable Duke long-term incentive plan, with a target opportunity of 500% of annual base salary. The terms and conditions (e.g., performance measures, vesting schedules, allocation between performance and phantom shares) of the Executive’s long-term incentive awards shall be substantially similar to the long-term incentive awards granted to other executive officers of Duke, as determined by the Duke Compensation Committee from time to time.

(d)	Adjustments – Given the time period between the effective date of this term sheet and the anticipated date of the closing of the Merger, the Duke Compensation Committee will review benchmark data and reserves discretion to increase the compensation of the Executive if determined to be appropriate after taking into account the compensation provided to CEOs of Duke’s peer group.

(e)	Employee Benefits – The Executive shall be entitled to employee benefits (e.g., retirement plans, health and insurance plans, perquisites) as determined by the Duke Compensation Committee from time to time.

(f)	SERP – The Executive’s benefit under the Amended and Restated Supplemental Senior Executive Retirement Plan of Progress Energy, Inc. (the “SERP”) shall be treated in the same manner as the benefit of other executives in the SERP who are employed with Duke following the closing of the Merger.

5.	Impact of Termination of Employment

(a)	If the Executive is involuntarily terminated without cause or quits for good reason following, but prior to the second anniversary of, the closing of the Merger, he will be entitled to severance equal to the benefits provided under the Progress Energy Inc. Management Change-in-Control Plan, as amended from time to time, except that no tax gross-up shall be provided, and the parties shall use their best efforts to structure the severance in a manner that eliminates or reduces the impact of Sections 280G and 4999 of the tax code.

(b)	If the Executive is involuntarily terminated without cause or quits for good reason following the second anniversary of, but prior to the third anniversary of, the closing of the Merger, he will be entitled to the severance provided under his current employment agreement, as amended from time to time.

(c)	For purposes of determining whether the Executive has “good reason” to terminate employment or a “constructive termination” has occurred, his move to Charlotte, NC, Sections 2.13(b) and 2.13(c) of the Progress Energy, Inc. Management Change-in-Control Plan and Section 8(a)(i) of his current employment agreement, shall be disregarded.

6.	Other Matters

(a)	Relocation Benefits – The Executive will be reimbursed for direct and indirect relocation costs, provided that the Executive shall not receive a tax gross-up or indemnification for any such relocation costs that constitute income to the Executive.

(b)	Advisor Fees – The Executive will be reimbursed for reasonable expenses incurred in connection with the negotiation of this term sheet and the new employment agreement.

(c)	Corporate Aircraft – The Executive will be subject to substantially the same policies as currently in effect for Duke’s current CEO.

IN WITNESS WHEREOF, the parties signing below have executed this term sheet this 8th day of January, 2011, intending to be legally bound thereby.

DIAMOND ACQUISITION CORPORATION

By:

DUKE ENERGY CORPORATION

By:

William D. Johnson

Exhibit D

TERM SHEET FOR AMENDMENT TO

EMPLOYMENT AGREEMENT

JAMES E. ROGERS

As soon as reasonably practicable following the execution of this term sheet, but in any event prior to the Effective Time of the Merger contemplated by the Agreement and Plan of Merger by and among Duke Energy Corporation, Progress Energy, Inc. and Diamond Acquisition Corporation (the “Merger Agreement”), James E. Rogers (the “Executive”) and Duke will each use their commercially reasonable efforts to amend (or cause their respective affiliates to amend) the employment agreement by and between the Executive and Duke, dated as of February 19, 2009 (the “Current Agreement”), as may be necessary and appropriate to effectuate the terms of the Executive’s employment following the Merger that are set forth below, which amendments shall take effect as of the Effective Time. Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Merger Agreement.

1.	Current Agreement – Except as otherwise described below, the Current Agreement shall remain in full force and effect.

2.	Role and Responsibilities – The Executive shall serve as Executive Chairman of the Board of Directors of Duke (the “Executive Chair”) following the Merger and will cease to be employed as President and Chief Executive Officer of Duke as of the Effective Time. The Executive will continue to report directly to the Board of Directors of Duke and his roles and responsibilities will be those set forth on Exhibit B to the Merger Agreement. In no event will the foregoing amendments to the Current Agreement provide the Executive with the right to terminate his employment for “Good Reason” (as defined in the Current Agreement) under Section 10(b) of the Current Agreement.

3.	Term – The Executive’s term of employment will end on the later of (i) December 31, 2013 and (ii) the second anniversary of the Effective Time, unless terminated earlier pursuant to the terms of the Current Agreement.

4.	Ongoing Compensation – The Executive’s compensation will remain the same in all respects as under the Current Agreement through December 31, 2013. Should the term of employment continue beyond December 31, 2013 and the Executive continue to serve as Executive Chair as of that date, the Compensation Committee of the Board of Directors of Duke will address the Executive’s compensation for the remaining term of his employment at that time.

5.	Advisor Fees – The Executive will be reimbursed for reasonable expenses incurred in connection with the negotiation of this term sheet and the amendment to the Current Agreement.

IN WITNESS WHEREOF, the parties signing below have executed this term sheet this 8th day of January, 2011, intending to be legally bound thereby.

DIAMOND ACQUISITION CORPORATION

By:

DUKE ENERGY CORPORATION

By:

James E. Rogers

Exhibit E

Individual	Position

Lynn Good	Chief Financial Officer

Dhiaa Jamil	Nuclear Generation

Jeff Lyash	Energy Supply

Marc Manly	General Counsel, Corporate Secretary

John McArthur	Regulated Utilities

Mark Mulhern	Chief Administrative Officer

Keith Trent	Commercial Businesses

Jennifer Weber	Human Resources

Lloyd Yates	Customer Operations

In addition, A.R. Mullinax and Paula Sims shall co-lead integration during the transition period following Closing.